NYSE

Martha Redding
Associate General Counsel
Assistant Secretary

New York Stock Exchange
11 Wall Street
New York, NY 10005
T + 1 212 656 2938
F + 1 212 656 8101
Martha.Redding@ice.com

June 29, 2021

VIA KITEWORKS

U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

Re: ICE Organizational Chart

In connection with the 2021 amendments to the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 (the "Act") for New York Stock Exchange LLC ("NYSE"), NYSE American LLC ("NYSE American"), NYSE Arca, Inc. ("NYSE Arca"), NYSE Chicago, Inc. ("NYSE Chicago"), and NYSE National, Inc. ("NYSE National" and collectively, the "Exchanges"), the Exchanges hereby are providing an organizational chart of Intercontinental Exchange, Inc. ("ICE"), the Exchanges' parent company, as of June 2021 (the "ICE Organizational Chart").

In April 2017, the Securities and Exchange Commission granted NYSE, NYSE American, NYSE Arca, and NYSE National a conditional exemption from certain requirements of Rule 6a-2 under the Act.[1] In April 2019, NYSE Chicago was granted a substantially similar exemption.[2] Pursuant to such exemptions, the Exchanges are providing the ICE Organizational Chart, as a supplement to the above-mentioned amendments to the Form 1 applications. The ICE Organizational Chart amends the previously provided information setting forth the affiliation of the foreign indirect affiliates of the Exchanges.[3]

If you have questions, please do not hesitate to contact Martha Redding, Associate General Counsel and Assistant Secretary, at (212) 656-2938 or martha.redding@ice.com

1 See Securities Exchange Act Release No. 80536 (April 27, 2017), 82 FR 20671 (May 3, 2017) (order granting application by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc., and NYSE National, Inc., respectively, for a conditional exemption pursuant to Section 36(a) of the Exchange Act from certain requirements of Rule 6a–2 under the Exchange Act).

2 See Securities Exchange Act Release No. 85611 (April 11, 2019), (order granting application by NYSE Chicago, Inc. for a conditional exemption pursuant to Section 36(a) of the Exchange Act from Certain Requirements of Rule 6a-2 under the Exchange Act).

3 See id. at 5, and 82 FR 20671, at 20672.

Sincerely,



Enclosure

ICE Corporate Structure as of June 2021

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED



INTERCONTINENTAL EXCHANGE, INC.(7)
(NYSE: ICE)
ICE Mortgage Technology Holdings, Inc. (Refer to page 6 for full structure)
Simplifile Holdings, Inc.
SF Blocker 1 LLC
SF Blocker 2 LLC
Simplifile LC
ICE Mortgage Services, LLC
MERSCORP Holdings, Inc.
Mortgage Electronic Registration Systems, Inc.
Interactive Data Holdings Corporation (Refer to page 4 for full structure)
INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
Hawk Enterprises 1, Inc.
Hawk Enterprises 2, LLC
Securities Evaluations, Inc.(5)
Intercontinental Exchange Property Protection, Inc.
Super Peach Acquisition Sponsor, LLC
Super Peach Acquisition Corp.
ICE Data Derivatives, Inc.
Intercontinental Exchange Israel Ltd.
Super Derivatives (Singapore) Pte. Ltd.
Super Derivatives (India) Private Limited
Super Derivatives UK Limited
Super Derivatives (Australia) Pty Limited
ICE Data Indices, LLC
ICE 5660, LLC
ICE 4165, LLC
Enterprises Aviation, LLC
BAKKT Holdings, LLC
BAKKT Management Holdings, LLC
BAKKT Management, LLC
ICE eConfirm LLC
ICE Brazil Technology, LLC
ICE Trade Vault, LLC(3)
10531561 Canada Inc.
CalRock Brokers Inc.(6, 17)
ICE NGX Canada Inc.(3,17)
ICE NGX U.S. Inc.
Alberta Watt Exchange Ltd.
DCFB LLC
ICE Markets Inc.
ICE Markets Corporation
ICE Data Management Group, LLC
ICE Data Investment Group, LLC
ICE Data, LP Controller: ICE Data Mgmt Grp, LLC
Pit Trader, LLC
ICE U.S. OTC Commodity Markets, LLC
Chatham Energy, LLC
ICE Futures U.S., Inc.(3)
ICE Clear U.S., Inc.(3)
eCops, LLC
New York Futures Clearing Corporation
Commodities Exchange Center
NYSE LIFFE Holdings, LLC
NYSE LIFFE US LLC
BRIX Holding Company, LLC
Ballista Holdings, LLC
ICE Execution Services, LLC
Trebuchet Holdings, LLC
ICE Middle East Investments, LLC
ICE Futures Abu Dhabi Holdings Limited
ICE Futures Abu Dhabi Limited
ICE U.S. Holding Company GP LLC
ICE US Holding Company LP LLC
ICE US Holding Company LP
The Clearing Corporation(3) (Dormant)
ICE Clear Credit LLC(3, 9)
Guaranty Clearing Corporation (Dormant(3))
onExchange Board of Trade (Dormant(3))
onExchange Clearing Corporation (Dormant(3))
Radiate, Inc.
Creditex Holdco, LLC
NYSE International B.V.
NYSE (Holding) BV
NYSE Finance BV
Creditex Group, Inc.
ICE Processing, LLC
Creditex, LLC
CreditTrade, Inc.
Creditex Singapore Pte Limited
ICE Bonds Securities Corporation(3, 4, 5, 6 & 18)
QW Holdings, LLC
Q-WIXX B Sub, LLC
Q-WIXX International Limited
TradeCapture OTC Holdings, Inc.
TradeCapture OTC Corp
Tap and Trade, Inc.
ICE ETF Hub, LLC
ICE Securities Execution & Clearing, LLC(4, 5, 18)
TheDebtCenter, L.L.C.
TMC Bonds, L.L.C.(4, 5, 18, 19)
ICE Swap Trade, LLC(3)
ICE Credit Hub, LLC
NYSE Holdings LLC (Refer to Page 2 for full structure)
Intercontinental Exchange International, Inc.
ICE Data Services India Private Limited (99% Intercontinental Exchange International, Inc.; 1% Intercontinental Exchange Holdings, Inc.)
ICE UK GP, LLC
ICE UK LP, LLC
ICE Europe Partners LP
ICE Europe Parent Limited
Refer to Page 3 for full ICE Europe Parent Ltd Org Structure
KEY TO REGULATED ENTITIES
1 MANITOBA SECURITIES COMMISSION
2 UK FINANCIAL CONDUCT AUTHORITY
3 US COMMODITY FUTURES TRADING COMMISSION (CFTC)
4 US FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)
5 US SECURITIES AND EXCHANGE COMMISSION (SEC)
6 NATIONAL FUTURES ASSOCIATION (NFA)
7 Publicly listed company subject to the rules and requirements of the NYSE and SEC
8 BANK OF ENGLAND (BoE)
9 FCA Regulated Recognised Investment Exchange (RIE)
10 BoE Supervised Recognised Clearing House (RCH)
11 FEDERAL RESERVE BOARD OF GOVERNORS
12 MONETARY AUTHORITY OF SINGAPORE
13 NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS
14 DE NEDERLANDSCHE BANK (THE DUTCH CENTRAL BANK)
15 ESMA REGISTERED TRADE REPOSITORY
16 AUSTRALIA SECURITIES AND INVESTMENTS COMMISSION (ASIC)
17 ALBERTA SECURITIES COMMISSION
18 MUNICIPAL SECURITIES RULEMAKING BOARD
19 NEW YORK STATE DEPARTMENT OF FINANCIAL SERVICES
20 ABU DHABI GLOBAL MARKET (ADGM) FINANCIAL SERVICES REGULATORY AUTHORITY
21 MULTISTATE MONEY TRANSMITTER REGULATORS
22 Swiss Financial Market Supervisory Authority (FINMA)
UNITED STATES
FOREIGN AFFILIATE

ICE Corporate Structure as of June 2021

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED


INTERCONTINENTAL EXCHANGE, INC.(7) (NYSE: ICE)
INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
NYSE Holdings LLC
Intercontinental-Exchange International, Inc.
NYSE Group, Inc.
NYSE IP LLC
ICE UK GP, LLC
ICE UK LP, LLC
ICE Data Services India Private Limited (99% IntercontinentalExchange International, Inc.; 1% Intercontinental Exchange Holdings, Inc.)
ICE Europe Partners LP (ICE UK GP, LLC >99%, ICE UK LP, LLC <1%)
ICE Europe Parent Limited
Refer to Page 3 for full ICE Europe Parent Ltd Org Structure
Wombat Technologies Development Limited
NYSE ARCA LLC
NYSE Arca, Inc. (5)
NYSE American LLC (formerly NYSE MKT LLC)(5)
NYSE Amex Options LLC (47.2% NYSE American LLC, 52.8% NYSE Market (DE), Inc.)
PDR Services LLC
New York Stock Exchange LLC(5)
NYSE Market (DE), Inc.
FINRA/NYSE Trade Reporting Facility LLC (4, 5)
Stock Clearing Corporation
Securities Industry Automation Corporation
NYSE Technologies Connectivity, Inc.
Archipelago Trading Services, Inc. (4, 5)
Archipelago Securities LLC (4, 5)
NYSE National, Inc.(5)
NSX Securities LLC
NYSE Chicago Holdings, Inc.
NYSE Chicago, Inc. (5)
CHXBD, LLC (4)
KEY TO REGULATED ENTITIES
1 MANITOBA SECURITIES COMMISSION
2 UK FINANCIAL CONDUCT AUTHORITY
3 US COMMODITY FUTURES TRADING COMMISSION
4 US FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)
5 US SECURITIES AND EXCHANGE COMMISSION
6 NATIONAL FUTURES ASSOCIATION (NFA)
7 Publicly listed company subject to the rules and requirements of the NYSE and SEC
8 BANK OF ENGLAND (BoE)
9 FCA Regulated Recognised Investment Exchange (RIE)
10 BoE Supervised Recognised Clearing House (RCH)
11 FEDERAL RESERVE BOARD OF GOVERNORS
12 MONETARY AUTHORITY OF SINGAPORE
13 NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS
14 DE NEDERLANDSCHE BANK (THE DUTCH CENTRAL BANK)
15 ESMA REGISTERED TRADE REPOSITORY
16 AUSTRALIA SECURITIES AND INVESTMENTS COMMISSION (ASIC)
UNITED STATES
FOREIGN AFFILIATE

ICE Corporate Structure as of June 2021

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED

KEY TO REGULATED ENTITIES

1	MANITOBA SECURITIES COMMISSION
2	UK FINANCIAL CONDUCT AUTHORITY
3	US COMMODITY FUTURES TRADING COMMISSION
4	US FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)
5	US SECURITIES AND EXCHANGE COMMISSION
6	NATIONAL FUTURES ASSOCIATION (NFA)
7	Publicly listed company subject to the rules and requirements of the NYSE and SEC
8	BANK OF ENGLAND (BoE)
9	FCA Regulated Recognised Investment Exchange (RIE)
10	BoE Supervised Recognised Clearing House (RCH)
11	FEDERAL RESERVE BOARD OF GOVERNORS
12	MONETARY AUTHORITY OF SINGAPORE
13	NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS
14	DE NEDERLANDSCHE BANK (THE DUTCH CENTRAL BANK)
15	ESMA REGISTERED TRADE REPOSITORY
16	AUSTRALIA SECURITIES AND INVESTMENTS COMMISSION (ASIC)


ICE Europe Parent Limited
Aether IOS Limited
NYSE Brazil Holding BV
Exchange Participations Limited (Aether IOS Limited owns 100% of issued ordinary shares; the preferred shareholders are: ICE Futures Europe owns 46%; ICE Futures U.S., Inc. owns 18%, ICE Endex Markets B.V. owns 18% & ICE Endex Gas Spot Ltd. owns 18%)
Intercontinental Exchange Germany GmbH
ICE Processing International Limited (fka T-Zero International Limited)
IntercontinentalExch-ange Holdings (Aether IOS Limited owns 100% of issued ordinary shares; Exchange Participations Limited owns 100% of issued preferred shares)
Creditex UK Limited
Creditex Brokerage Holdco Ltd
Creditex Brokerage LLP (2, 3 & 6) Designated Members: Creditex UK Ltd and Creditex Brokerage Holdco
Intercontinental Exchange Switzerland GmbH
ICE Overseas Limited
ICE Endex Holding B.V.
ICE Endex Markets B.V.(13,14)
ICE Endex Gas Spot Ltd.
Intercontinental Exchange Belgium BVBA
ICE Asia Holdings Limited
ICE Singapore Holdings Pte. Ltd (12)
ICE Futures Singapore Pte. Ltd (12)
ICE Clear Singapore Pte. Ltd (12)
ICE Data Derivatives UK Limited
Quotevision Limited
Financial Data Exchange Limited
Credit Market Analysis USA, Inc.
ICE Clear Netherlands B.V. (13,14)
ICE Markets Limited(2)
ICE Clear Europe Limited(3, 5 &10)
ICE Clear EU CDS LLP (ICE Clear Europe Limited 50%, IntercontinentalExc-hange Holdings 50%)
ICE Clear UK Limited (DORMANT)
ICE Futures Holdings Limited
ICE Education Limited
International Petroleum Exchange Limited (DORMANT)
ICE Futures Holdco No. 1 Limited
ICE Futures Holdco No. 2 Limited
ICE Futures Europe (ICE Futures Holdco No. 1 Ltd >99%, ICE Futures Holdco No. 2 Ltd <1%)(9)
ICE Futures Limited (DORMANT)
ICE Data Services Limited
ICE Data Holdings Ltd (ICE Data Services Ltd 80%, ICE Holdings 20%)
ICE Data LLP (ICE Data Holdings Ltd 99%, ICE Holdings 1%)
Finexeo UK Limited
ICE Trade Vault Europe Limited(15)
The International Petroleum Exchange of London Limited (DORMANT)
IPE Holdings Limited (DORMANT)
Climate Exchange Limited (DORMANT)
ECX Limited (DORMANT)
Climate Exchange plc
European Climate Exchange Limited (Climate Exchange plc 49%, Chicago Climate Exchange 51%)
European Climate Exchange (London) Limited
Climate Exchange (Europe) Limited
Insurance Futures Exchange Services Limited
Chicago Climate Exchange, Inc.
Chicago Climate Futures Exchange, LLC(3) (Dormant)
NYSE Holdings UK Limited
NYSE (UK) Limited
LIFFE (Holdings) Limited
LIFFE Services Limited
LIFFE Administration and Management(9)
Imperium Centre Limited
ICE Benchmark Administration Limited(2)
UNITED STATES
FOREIGN AFFILIATE

ICE Corporate Structure as of June 2021

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED


INTERCONTINENTAL EXCHANGE, INC.(7)
(NYSE: ICE)
Interactive Data Holdings Corporation
Igloo Intermediate Corporation
ICE Data Services, Inc.
Interactive Data Real-Time Group, Inc.
IDS International, Inc.
ICE Data Connectivity & Feeds, Inc.
ICE Data Analytics, LLC
Interactive Data Online Properties, Inc.
ICE Data Pricing & Reference Data, LLC (5)
IDCO Canada Holdings Inc.
Interactive Data Luxembourg Holding S.A.R.L
ICE Data Services Wireless LLC
ICE Atrium Inc.
NYSE Technologies Canada Ltd.
Interactive Data Canada Inc.
StrikeNET LLC
Interactive Data Luxembourg Management S.A.R.L
Electric Railroad LLC
Glacier Lake Transmission Services Ltd.
Highway Networks LLC
Internet Services Telco LLC
Strike Network Services LLC
Wireless Internetwork LLC
IDCO Worldwide Holdings Ltd.
IDCO Overseas Holdings Ltd.
ICE Data Services Ireland Limited
ICE Data Services Europe Limited
ICE Data Services Jersey Limited
ICE Data Services Hong Kong Limited
ICE Data Services Australia Pty Ltd (16)
ICE Data Desktop Solutions Limited (2)
ICE Data Services France SAS
ICE Data Services Singapore Pte Ltd
ICE Data Services Japan KK
ICE Data Services Italy S.r.l
Interactive Data Finance (UK) Ltd.
UNITED STATES
FOREIGN AFFILIATE

KEY TO REGULATED ENTITIES

1	MANITOBA SECURITIES COMMISSION
2	UK FINANCIAL CONDUCT AUTHORITY
3	US COMMODITY FUTURES TRADING COMMISSION (CFTC)
4	US FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)
5	US SECURITIES AND EXCHANGE COMMISSION (SEC)
6	NATIONAL FUTURES ASSOCIATION (NFA)
7	Publicly listed company subject to the rules and requirements of the NYSE and SEC
8	BANK OF ENGLAND (BoE)
9	FCA Regulated Recognised Investment Exchange (RIE)
10	BoE Supervised Recognised Clearing House (RCH)
11	FEDERAL RESERVE BOARD OF GOVERNORS
12	MONETARY AUTHORITY OF SINGAPORE
13	NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS
14	DE NEDERLANDSCHE BANK (THE DUTCH CENTRAL BANK)
15	ESMA REGISTERED TRADE REPOSITORY
16	AUSTRALIA SECURITIES AND INVESTMENTS COMMISSION (ASIC)
17	ALBERTA SECURITIES COMMISSION
18	MUNICIPAL SECURITIES RULEMAKING BOARD
19	NEW YORK STATE DEPARTMENT OF FINANCIAL SERVICES
20	ABU DHABI GLOBAL MARKET (ADGM) FINANCIAL SERVICES REGULATORY AUTHORITY
21	MULTISTATE MONEY TRANSMITTER REGULATORS

ICE Corporate Structure as of June 2021

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED


INTERCONTINENTAL EXCHANGE, INC.(7) (NYSE: ICE)
Intercontinental Exchange Holdings, Inc.
BAKKT Holdings, LLC (90.6% Intercontinental Exchange Holdings, Inc.)
BAKKT, LLC
DACC Technologies, Inc.
Bridge2 Solutions, LLC
Bakkt Trust Company LLC (19)
B2S Direct, LLC
BAKKT Trade, LLC
Bridge2 Solutions Australia Pty. Ltd.
BAKKT Marketplace, LLC (21)
B2S Canada, LLC
BAKKT Clearing, LLC(3, 6)
Digital Asset Custody Company, Inc.
B2S Resale, LLC
Aspire Loyalty Travel Solutions, LLC
Bridge2 Solutions Canada, Ltd.

KEY TO REGULATED ENTITIES	
1	MANITOBA SECURITIES COMMISSION
2	UK FINANCIAL CONDUCT AUTHORITY
3	US COMMODITY FUTURES TRADING COMMISSION (CFTC)
4	US FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)
5	US SECURITIES AND EXCHANGE COMMISSION (SEC)
6	NATIONAL FUTURES ASSOCIATION (NFA)
7	Publicly listed company subject to the rules and requirements of the NYSE and SEC
8	BANK OF ENGLAND (BoE)
9	FCA Regulated Recognised Investment Exchange (RIE)
10	BoE Supervised Recognised Clearing House (RCH)
11	FEDERAL RESERVE BOARD OF GOVERNORS
12	MONETARY AUTHORITY OF SINGAPORE
13	NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS
14	DE NEDERLANDSCHE BANK (THE DUTCH CENTRAL BANK)
15	ESMA REGISTERED TRADE REPOSITORY
16	AUSTRALIA SECURITIES AND INVESTMENTS COMMISSION (ASIC)
17	ALBERTA SECURITIES COMMISSION
18	MUNICIPAL SECURITIES RULEMAKING BOARD
19	NEW YORK STATE DEPARTMENT OF FINANCIAL SERVICES
20	ABU DHABI GLOBAL MARKET (ADGM) FINANCIAL SERVICES REGULATORY AUTHORITY
21	MULTISTATE MONEY TRANSMITTER REGULATORS

UNITED STATES | FOREIGN AFFILIATE

ICE Corporate Structure as of June 2021

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED


INTERCONTINENTAL EXCHANGE, INC.(7)
(NYSE: ICE)
ICE Mortgage Technology Holdings, Inc.
Ellie Mae Intermediate Holdings II, LLC
EM Eagle Purchaser, LLC
ICE Mortgage Technology, Inc.
Capsilon Holdings, S.a.r.l.
Ellie Mae Poland Sp z.o.o. (99% Capsilon Holdings, S.a.r.l., 1% Capsilon Holdings Limited (Mauritius))
Capsilon Holdings Limited
Ellie Mae Bel, LLC (99.9% Capsilon Holdings, S.a.r.l., 0.1% Capsilon Holdings Limited (Mauritius))
Ellie Mae India Private Limited (99.9998% Capsilon Holdings Limited (Mauritius), 0.0002% Capsilon Holdings S.a.r.l. (Luxembourg))

KEY TO REGULATED ENTITIES

1	MANITOBA SECURITIES COMMISSION
2	UK FINANCIAL CONDUCT AUTHORITY
3	US COMMODITY FUTURES TRADING COMMISSION (CFTC)
4	US FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)
5	US SECURITIES AND EXCHANGE COMMISSION (SEC)
6	NATIONAL FUTURES ASSOCIATION (NFA)
7	Publicly listed company subject to the rules and requirements of the NYSE and SEC
8	BANK OF ENGLAND (BoE)
9	FCA Regulated Recognised Investment Exchange (RIE)
10	BoE Supervised Recognised Clearing House (RCH)
11	FEDERAL RESERVE BOARD OF GOVERNORS
12	MONETARY AUTHORITY OF SINGAPORE
13	NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS
14	DE NEDERLANDSCHE BANK (THE DUTCH CENTRAL BANK)
15	ESMA REGISTERED TRADE REPOSITORY
16	AUSTRALIA SECURITIES AND INVESTMENTS COMMISSION (ASIC)
17	ALBERTA SECURITIES COMMISSION
18	MUNICIPAL SECURITIES RULEMAKING BOARD
19	NEW YORK STATE DEPARTMENT OF FINANCIAL SERVICES
20	ABU DHABI GLOBAL MARKET (ADGM) FINANCIAL SERVICES REGULATORY AUTHORITY
21	MULTISTATE MONEY TRANSMITTER REGULATORS

UNITED STATES

FOREIGN AFFILIATE

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 06/29/21	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: NYSE Arca, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   11 Wall Street, New York, NY 10005

21000477

3. Provide the applicant's mailing address (if different):
   11 Wall Street, New York, NY 10005
4. Provide the applicant's business telephone and facsimile number:
   212-656-2938 (Telephone) 212-656-8101 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Martha Redding (Name) Assistant Secretary (Title) 212-656-2938 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Martha Redding
   NYSE Holdings LLC
   11 Wall Street, New York, NY 10005
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☑ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 12/21/72 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware General Corporation Law

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/29/21 (MM/DD/YY) NYSE Arca, Inc. (Name of applicant)

By: Martha Redding Digitally signed by Martha Redding Date: 2021.06.29 11:23:52 -04'00' (Signature) ~~Martha Redding, Assistant Secretary~~ (Printed Name and Title)

Subscribed and sworn before me this ______ day of ______________ (Month), _________ (Year) by ______________ (Notary Public)

My Commission expires _______________ County of _________________ State of _______________________

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

Based upon relief from Commission staff and difficulties arising from COVID-19, NYSE Arca, Inc. is making this filing without a notarization.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Exhibits Accompanying Amendment

to

FORM 1 REGISTRATION STATEMENT

of

NYSE ARCA, INC.

June 2021

EXHIBIT D

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2021

EXHIBIT D

The unconsolidated financial statements for each subsidiary or affiliate of NYSE Arca, Inc. for the last fiscal year follow.

This Exhibit D does not include the financial statements of Super Peach Acquisition Sponsor, LLC and Super Peach Acquisition Corp., because such entities were not affiliates of the Exchange during the year ended December 31, 2020. It also does not include the financial statements of ICE US Holding Company LP because such entity was a non-US entity all through the year ended December 31, 2020.

This Exhibit D does not include the financial statements of Archipelago Securities LLC, Archipelago Trading Services, Inc., ICE Bonds Securities Corporation (f/k/a Creditex Securities Corporation), or ICE Securities Execution & Clearing, LLC because such entities submitted annual financial statements pursuant to Commission Rule 17a-5.

This Exhibit D includes the financial statements for Ellie Mae, Inc. which changed its name to ICE Mortgage Technology, Inc. in 2021.

ICE TRADE THE WORLD™

NYSE AMEX Options LLC
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	10
Due from affiliates		311,628
Income tax receivable		1,058
Current assets		312,696
NON-CURRENT ASSETS:		
Goodwill		89,412
Investment in subsidiary		59,971
Other non-current assets		149,383
Assets		462,079
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		30,449
Deferred Revenue		75
SEC fees payable		4,092
Current liabilities		34,616
NON-CURRENT LIABILITIES:		
Other non-current liabilities		4
Non-Current liabilities		4
Liabilities		34,620
Noncontrolling Interest		(27,418)
SHAREHOLDERS EQUITY:		
Additional paid-in capital		529
Retained earnings		454,348
Equity		454,877
Total liabilities and equity	$	462,079

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange

ICE TRADE THE WORLD

NYSE AMEX Options LLC
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	76,656
Data services fees, net		7,955
Other revenues		29,722
Transaction based expenses		(14,803)
Total revenue, less transaction-based expenses		**99,530**
Professional services		31
Technology and communication		2,114
Selling, general and administrative		(1,013)
Affiliate expense		27,459
Operating expenses		**28,591**
Operating income		**70,939**
Interest income		(1,032)
Other expense, net		**(1,032)**
Pre-tax net income		**69,907**
Income tax expense		763
Net income		**69,144**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Aspire Loyalty Travel Solutions, LLC
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	33
Accounts receivable, net of allowance		30
Prepaid expenses and other current assets		8
Current assets		71
PLANT PROPERTY AND EQUIPMENT:		
Operating Lease Right of Use Asset		1,444
Property and equipment		371
Accumulated depreciation		(147)
Property and equipment, net		1,668
OTHER NON-CURRENT ASSETS:		
Other non-current assets		142
Other non-current assets		142
Total assets	$	1,881
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	1,842
Accrued salaries and benefits		273
Deferred revenue		36
Due to affiliates, net		26,459
Current liabilities		28,610
NON-CURRENT LIABILITIES:		
Other non-current liabilities		906
Non-current liabilities		906
Total liabilities		29,516
EQUITY:		
Contributed capital		(20,568)
Retained deficit		(7,067)
Total equity		(27,635)
Total liabilities and equity	$	1,881

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Aspire Loyalty Travel Solutions, LLC
Statement of Income
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Revenue:		
Transaction and clearing fees, net	$	100
Other revenue		1,694
Total Revenue		1,794
Expenses:		
Compensation and benefits		7,165
Professional services		1
Rent and occupancy		604
Technology and communication		1,174
Selling, general and administrative		293
Depreciation and amortization		301
Operating expenses		9,538
Operating loss		(7,744)
Pre-tax net loss		(7,744)
Income tax expense		-
Net loss	$	(7,744)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

B2S Canada, LLC
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	8
Due to affiliates, net		4,131
Current assets		4,139
OTHER NON-CURRENT ASSETS:		
Goodwill		(1,533)
Other non-current assets		4
Other non-current assets		(1,529)
Total assets	$	2,610
EQUITY:		
Contributed capital	$	2,662
Retained deficit		(52)
Total equity		2,610
Total liabilities and equity	$	2,610

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

B2S Canada, LLC
Statement of Income
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Revenue:		
Transaction and clearing fees, net	$	-
Total Revenue		-
Expenses:		
Selling, general and administrative		3
Operating expenses		3
Operating income		(3)
Pre-tax net loss		(3)
Income tax expense		-
Net loss	$	(3)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

B2S Direct, LLC
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	28
Due to affiliates, net		14,920
Current assets		14,948
Total assets	$	14,948
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Deferred revenue	$	25
Current liabilities		25
NON-CURRENT LIABILITIES:		
Other non-current liabilities		15
Non-current liabilities		15
Total liabilities		40
EQUITY:		
Contributed capital		14,716
Retained earnings		192
Total equity		14,908
Total liabilities and equity	$	14,948

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

B2S Direct, LLC
Statement of Income
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Revenue:		
Transaction and clearing fees, net	$	262
Other revenue		19
Total Revenue		281
Expenses:		
Selling, general and administrative		7
Operating expenses		7
Operating income		274
Pre-tax net income		274
Income tax expense		26
Net income	$	248

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

B2S Resale, LLC
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1
Due to affiliates, net		42
Current assets		43
Total assets	$	43
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	251
Deferred revenue		3
Current liabilities		254
NON-CURRENT LIABILITIES:		
Other non-current liabilities		8
Non-current liabilities		8
Total liabilities		262
EQUITY:		
Contributed capital		(201)
Retained deficit		(18)
Total equity		(219)
Total liabilities and equity	$	43

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

B2S Resale, LLC
Statement of Income
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Revenue:		
Other revenue	$	3
Total Revenue		3
Expenses:		
Professional services		23
Selling, general and administrative		1
Operating expenses		24
Operating loss		(21)
Pre-tax net loss		(21)
Income tax expense		-
Net loss	$	(21)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

BAKKT Clearing, LLC
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	4,496
Accounts receivable, net		72
Due to affiliates, net		3,092
Prepaid expenses and other current assets		18
Current assets		7,678
Other non-current assets:		
Investment in subsidiary		1,823
Other non-current assets		1,823
Total assets	$	9,501
LIABILITIES and EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$	319
Current liabilities		319
Total liabilities		319
Equity:		
Retained earnings		9,182
Total equity		9,182
Total liabilities and equity	$	9,501

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

BAKKT Clearing, LLC
Statement of Income
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Revenues:		
Affiliate revenue	$	3,751
Total revenues		3,751
Expenses:		
Professional services		26
Technology and communication		2,344
Selling, general and adminstrative		290
Affiliate expense		406
Operating expenses		3,066
Operating loss		685
Other income, net		-
Other income, net		-
Pre-tax net income		685
Income tax expense		-
Net income	$	685

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

BAKKT Holdings, LLC
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	39,030
Prepaid expenses and other current assets		5,188
Due from affiliates, net		59,725
Current assets		103,943
OTHER NON-CURRENT ASSETS:		
Goodwill		9,200
Other intangibles, net		554
Investment in Subsidiary		385,555
Other non-current assets		395,309
Total assets	$	499,252
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		4
Current liabilities		4
OTHER NON-CURRENT LIABILITIES:		
Other non-current liabilities		813
Non-current liabilities		813
Total liabilities		817
EQUITY:		
Contributed capital		520,380
Retained deficit		(21,945)
Total equity		498,435
Total liabilities and equity	$	499,252

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

BAKKT Holdings, LLC
Statement of Income
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Revenue:	
Total Revenue	-
Expenses:	
Compensation and benefits	2,082
Professional services	857
Selling, general, and administrative	10
Operating expenses	2,949
Operating loss	(2,949)
Interest income	363
Other income(expense) net	36
Other income, net	399
Pre-tax net loss	(2,550)
Income tax expense	390
Net loss	$ (2,940)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

BAKKT Management Holdings, LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

BAKKT Management, LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

BAKKT Marketplace, LLC
Balance Sheet
As of December 31, 2020
(Unaudited)

(in thousands)

Current assets:		
Cash and cash equivalents	$	13,487
Prepaid expenses and other current assets		1,055
Current assets		14,542
Plant property and equipment		
Property and equipment		10,674
Property and equipment		10,674
Other non-current assets:		
Other noncurrent assets		413
Other non-current assets		413
Total assets	$	25,629
LIABILITIES and EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$	2,292
Due to affiliates, net		19,408
Other current liabilities		236
Current liabilities		21,936
Non-current liabilities:		
Other noncurrent liabilities		1,233
Non-current liabilities		1,233
Total liabilities		23,169
Equity:		
Retained earnings		2,460
Total equity		2,460
Total liabilities and equity	$	25,629

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

BAKKT Marketplace, LLC
Statement of Income
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Revenues:	
Affiliate revenue	$ (576)
Total revenues	(576)
Expenses:	
Compensation and benefits	6,249
Professional services	2,974
Technology and communication	3,521
Depreciation and amortization	794
Selling, general and adminstrative	5,044
Affiliate expense	3,143
Impairment of long-lived assets	13,899
Other operating expenses	129
Operating expenses	35,753
Operating loss	(36,329)
Other income, net	(118)
Other income, net	(36,447)
Pre-tax net loss	(36,447)
Income tax expense	-
Net loss	$ (36,447)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

BAKKT Trade, LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

BAKKT Trust Company LLC
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	1,835
Restricted cash		16,500
Accounts receivables, net		225
Prepaid expenses and other current assets		21,014
Current assets		39,574
Plant property and equipment		
Property and equipment		5,696
Accumulated depreciation		(574)
Property and equipment		5,122
Other non-current assets:		
Other noncurrent assets		15,150
Other non-current assets		15,150
Total assets	$	59,846

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities	$	374
Due from affiliates, net		19,986
Current liabilities		20,360
Total liabilities		20,360
Equity:		
Retained earnings		39,486
Total equity		39,486
Total liabilities and equity	$	59,846

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

BAKKT Trust Company LLC
Statement of Income
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Revenues:	
Affiliate revenue	$ (1,686)
Total revenues	(1,686)
Expenses:	
Compensation and benefits	1,082
Professional services	1,118
Technology and communication	1,744
Selling, general and adminstrative	1,067
Depreciation and amortization	505
Affiliate expense	3,136
Operating expenses	8,652
Operating loss	(10,338)
Intercompany interest income	125
Other income, net	125
Pre-tax net loss	(10,213)
Income tax expense	0
Net loss	$ (10,213)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

BAKKT, LLC
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	849
Prepaid expenses and other current assets		134
Current assets		983
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		(1,004)
Accumulated depreciation		(11)
Property and equipment, net		(1,015)
OTHER NON-CURRENT ASSETS:		
Other non-current assets		346
Other non-current assets		346
Total assets	$	314
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	3,741
Accrued salaries and benefits		814
Due to affiliates, net		19,169
Current liabilities		23,724
Total liabilities		23,724
EQUITY:		
Retained deficit		(23,410)
Total equity		(23,410)
Total liabilities and equity	$	314

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

BAKKT, LLC
Statement of Income
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Revenue:		
Affiliate revenue	$	6,668
Total Revenue		6,668
Expenses:		
Compensation and benefits		5,695
Professional services		2,830
Rent and occupancy		3
Technology and communication		239
Selling, general and administrative		502
Depreciation and amortization		9
Affiliate expense		5,951
Operating expenses		15,229
Operating loss		(8,561)
Pre-tax net loss		(8,561)
Income tax benefit		94
Net loss	$	(8,467)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Ballista Holdings, LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)
(In thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ -
Current assets	-
OTHER NONCURRENT ASSETS	
Investment in affiliate	3,103
Goodwill	1,131
Other noncurrent assets	4,234
Total assets	**$ 4,234**
LIABILITIES AND MEMBER EQUITY:	
CURRENT LIABILITIES:	
Due to affiliates	$ 4,691
Current liabilities	4,691
Total liabilities	**4,691**
EQUITY:	
Retained deficit	(457)
Equity	**(457)**
Total liabilities and equity	**$ 4,234**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurrir adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchai Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchan Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 1 previously filed with the Securities and Exchange Commission.

Ballista Holdings, LLC
Income Statement
Year Ended December 31, 2020
(Unaudited)
(In thousands)

OPERATING EXPENSES:	
Selling, general & administration	$ -
Operating expenses	-
Net loss	**$ -**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Bridge2 Solutions, LLC
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	11,693
Accounts receivable, net of allowance		8,882
Prepaid expenses and other current assets		3,249
Current assets		23,824
PLANT PROPERTY AND EQUIPMENT:		
Operating Lease Right of Use Asset		355
Property and equipment		6,215
Accumulated depreciation		(795)
Property and equipment, net		5,775
OTHER NON-CURRENT ASSETS:		
Goodwill		218,052
Other intangibles, net		60,350
Other non-current assets		34
Other non-current assets		278,436
Total assets	$	308,035
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	24,090
Accrued salaries and benefits		3,615
Deferred revenue		4,121
Due to affiliates, net		20,815
Current liabilities		52,641
NON-CURRENT LIABILITIES:		
Other non-current liabilities		4,594
Non-current liabilities		4,594
Total liabilities		57,235
EQUITY:		
Contributed capital		257,147
Retained deficit		(6,347)
Total equity		250,800
Total liabilities and equity	$	308,035

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Bridge2 Solutions, LLC
Statement of Income
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Revenue:		
Transaction and clearing fees, net	$	15,680
Other revenue		15,269
Total Revenue		30,949
Expenses:		
Compensation and benefits		23,620
Professional services		490
Rent and occupancy		597
Technology and communication		2,627
Selling, general and administrative		1,515
Depreciation and amortization		7,327
Operating expenses		36,176
Operating loss		(5,227)
Interest expense		(914)
Other income, net		989
Other income, net		75
Pre-tax net loss		(5,152)
Income tax benefit		78
Net loss	$	(5,074)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

BRIX Holding Company, LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)
(In thousands)

Total assets	**$**	**-**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliate	$	1
Current liabilities		1
Total liabilities		**1**
EQUITY:		
Member capital		2,703
Retained deficit		(2,704)
Equity		**(1)**
Total liabilities and equity	**$**	**-**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

BRIX Holding Company, LLC
Income Statement
Year Ended December 31, 2020
(Unaudited)
(In thousands)

OTHER EXPENSE:		
Other expense		0
Other expense		**0**
Net loss	**$**	**0**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Chatham Energy, LLC
Balance Sheet
Year Ended December 31, 2020
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Due from affiliate	$	28,237
Current assets		28,237
OTHER NON-CURRENT ASSETS		
Goodwill		5,403
Other intangibles, net		671
Other non-current assets		6,074
Total assets	**$**	**34,311**
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	10
Accrued salaries and benefits		61
Current liabilities		71
Total liabilities		**71**
EQUITY:		
Contributed Capital		29,097
Retained Earnings		5,143
Equity		**34,240**
Total liabilities and equity	**$**	**34,311**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Chatham Energy, LLC
Income Statement
Year Ended December 31, 2020
(Unaudited)
(In thousands)

REVENUES:		
Revenue from affiliate	$	1,817
Operating revenues		**1,817**
OPERATING EXPENSES:		
Compensation and benefits		495
Professional services		9
Rent and occupancy		71
Technology and communication		32
Selling, general and administrative		7
Depreciation and amortization expense		967
Intercompany affiliate expense		109
Operating expenses		**1,690**
Net income	**$**	**127**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Chicago Climate Exchange, Inc.
Balance Sheet
As Of December 31, 2020
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	51
Income tax receivable		4
Due to affiliates		745
Current assets		800
OTHER NON-CURRENT ASSETS		
Investment in subsidiary		33,332
Other non-current assets		33,332
Total assets	**$**	**34,132**
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	7
Current liabilities		7
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - non-current		12,164
Non-current liabilities		12,164
Total liabilities		**12,171**
EQUITY:		
Contributed capital		1,950
Retained earnings		17,263
Accumulated other comprehensive income		2,748
Equity		**21,961**
Total liabilities and equity	**$**	**34,132**

ıf management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring
ecessary to fairly present our financial position and results of operations for the period presented. Certain information
ed in financial statements prepared in accordance with accounting principles generally accepted in the United States of
een condensed or omitted. These financial statements do not include income taxes accounting and equity method
: balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental
the ultimate parent company) at that date but does not include all of the information required by generally accepted
ciples for complete financial statements. These financial statements should be read in conjunction with the
lExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained
eport on Form 10-K previously filed with the Securities and Exchange Commission.

Chicago Climate Exchange, Inc.
Income Statement
Year Ended December 31, 2020
(Unaudited)
(In thousands)

TOTAL REVENUE	$ -
OPERATING EXPENSES:	
Compensation and benefits	0
Selling, general & administration	26
Operating expenses	**26**
Operating loss	**(26)**
OTHER EXPENSE:	
Other expense	**0**
Pre-tax net loss	(26)
Income tax expense	423
Net income	**$ (449)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Chicago Climate Futures Exchange, LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	-
Current assets		-
OTHER NON-CURRENT ASSETS		
Investment in subsidary		2,529
Other non-current assets		2,529
Total Assets	**$**	**2,529**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates	$	-
Current liabilities		-
Total liabilities		**-**
EQUITY:		
Retained earnings		2,529
Member Equity		**2,529**
Total Liabilities and Member Equity	**$**	**2,529**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Chicago Climate Futures Exchange, LLC
Income Statement
Year Ended December 31, 2020
(Unaudited)
(in thousands)

TOTAL REVENUE	$ -
OPERATING EXPENSES:	
Selling, general and administrative	-
Operating expenses	-
Net loss	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

CHXBD, LLC
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	123
Due from affiliates, net		16
Current assets		139
Total assets	$	139

LIABILITIES and EQUITY

Current liabilities:		
Due to affilates, net	$	-
Current liabilities		-
Total liabilities		-
Equity:		
Net loss		(1)
Retained earnings		140
Total equity		139
Total liabilities and equity	$	139

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

CHXBD, LLC
Statement of Income
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Revenues:	
Transaction and clearing fees, net	$ -
Total revenues	-
Expenses:	
Compensation and benefits	
Selling, general and adminstrative	2
Operating expenses	2
Operating loss	(2)
Other expenses, net	-
Other expense, net	-
Pre-tax net loss	(2)
Income tax benefit	-
Net loss	$ (2)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Commodities Exchange Center (dormant)
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:		
Other assets		1
Total Assets	**$**	**1**
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member equity		**1**
Total member equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

CREDIT MARKET ANALYSIS USA, Inc.
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	792
Income tax receivable		502
Current assets		1,294
PROPERTY AND EQUIPMENT		
Property and equipment cost		1,354
Accumulated depreciation		(955)
Property and equipement, net		399
OTHER NON-CURRENT ASSETS:		
Deferred tax assets- noncurrent		1,014
Other non-current assets		1,014
Assets		2,707
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		1
Accrued salaries and benefits		159
Due to affiliates		3,638
Current liabilities		3,798
SHAREHOLDERS EQUITY:		
Contributed capital		599
Retained deficit		(1,690)
Equity		(1,091)
Total liabilities and equity	$	2,707

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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CREDIT MARKET ANALYSIS USA, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Affiliate income	$ 1,633
Total revenue	**1,633**
Compensation and benefits	1,053
Professional services	9
Technology and communication	12
Rent and Other Occupancy	72
Selling, general and administrative	7
Depreciation and amortization	10,411
Operating expenses	**11,564**
Operating loss	**(9,931)**
Affiliate interest income	1,222
Other expense, net	(64)
Other income, net	**1,158**
Pre-tax net loss	**(8,773)**
Income tax benefit	2,941
Net loss	**(5,832)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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CREDITEX GROUP, INC.
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	3,358
Accounts receivable, net of allowance		62
Prepaid expenses and other current assets		63
Current income tax receivable		102
Current assets		3,585
PLANT PROPERTY AND EQUIPMENT:		
Operating Lease Right of Use Asset		5,679
Property and equipment cost		37,601
Accumulated depreciation		(27,381)
Property and equipment, net		15,899
OTHER NON-CURRENT ASSETS:		
Goodwill		358,772
Other intangibles, net		727
Other noncurrent assets		569
Other non-current assets		360,068
Assets		379,552
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		459
Accrued salaries and benefits		2,311
Other Current Liabilities		1,052
Due to affiliates, net		659,795
Current liabilities		663,617
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		18,709
Other Non Current Liabilities		5,156
Non-current liabilities		23,865
Liabilities		687,482
EQUITY:		
Additional Paid in Capital		34,755
Contributed capital		415,909
Retained deficit		(760,287)
Accumulated other comprehensive income		1,693
Equity		(307,930)
Total liabilities and equity	$	379,552

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

CREDITEX GROUP, INC.
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(In thousands)

Transaction fees, net	$	375
Affiliate revenue		29,367
Total revenue		29,742
Compensation and benefits		31,928
Professional services		339
Technology and communications		722
Rent and other occupancy		952
Selling, general & administration		315
Amortization & depreciation expense		11,103
Service & license fees to affiliate		6,299
Operating expenses		51,658
Operating loss		(21,916)
Interest income		9
Interest income from affiliates		195
Other income, net		4
Other expense, net		208
Pre-tax net loss		(21,708)
Income tax benefit		5,045
Net loss	$	(16,663)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Creditex Holdco, LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:		
Other assets	$	1
Total assets		**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Member equity		**1**
Total Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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CREDITEX, LLC
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(In thousands)

ASSETS:		
Cash and cash equivalents	$	109
Accounts receivable, net of allowance		1,072
Due from affiliates, net		507,875
Assets	$	509,056
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	-
Current liabilities		-
Liabilities		-
Contributed capital		90,241
Retained earnings		418,815
Equity	$	509,056
Total liabilities and equity	$	509,056

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

CREDITEX, LLC
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(In thousands)

Transaction fees, net	$	2,770
Total revenue		2,770
Selling, general & administration		11
Affiliate expense		207
Operating expenses		218
Operating income		2,552
Other income, net		30
Pre-tax net income		2,582
Net income	$	2,582

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

CREDITTRADE, INC.
BALANCE SHEET
As of December 31, 2020
(Unaudited)

OTHER NONCURRENT ASSETS:		
Deferred tax asset - noncurrent	$	556
Other noncurrent assets		556
Assets	$	556
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates, net		571
Income Tax Payable		3
Current liabilities		574
EQUITY:		
Retained deficit		(194,180)
Contributed Capital		193,580
Accumulated other comprehensive income		582
Equity		(18)
Total liabilities and equity	$	556

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

CREDITTRADE, INC.
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(In thousands)

Total revenue	$	-
		-
Operating expenses		-
Operating income		-
Pre-tax net income		-
Income tax expense		562
Net loss	$	(562)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

DACC Technologies, Inc.
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

DCFB LLC(dormant)
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Digital Asset Custody Company, Inc.
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:

Other assets		1
Total assets	**$**	**1**

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

eCops, LLC (dormant)
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member Equity		**1**
Total Member Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Electric Railroad LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:

Other assets		1
Total assets	**$**	**1**

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Ellie Mae Intermediate Holdings II, LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ELLIE MAE, INC.[1]
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Cash and cash equivalents	2,599
Accounts receivable, net of allowance	87,072
Prepaid expenses and other current assets	55,342
Current Income tax receivable	776
Due from affiliates	588
Current assets	146,377
PLANT PROPERTY AND EQUIPMENT:	
Property and equipment	78,506
Accumulated depreciation	(7,523)
Operating Lease Right of Use Asset	53,075
Property and equipment, net	124,058
OTHER NON-CURRENT ASSETS:	
Goodwill	7,681,561
Other intangibles, net	4,348,821
Investment in affiliates	20,646
Other non-current assets	543,943
Other non-current assets	12,594,971
Assets	12,865,406
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	30,640
Accrued salaries and benefits	16,862
Other current liabilities	11,859
Deferred revenue	33,400
Current liabilities	92,761
NON-CURRENT LIABILITIES:	
Other non-current liabilities	1,282,165
Non-current liabilities	1,282,165
Liabilities	1,374,926
SHAREHOLDERS EQUITY:	
Additional paid-in capital	11,417,591
Retained earnings	72,889
Equity	11,490,480
Total liabilities and equity	12,865,406

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

[1] Name changed to ICE Mortgage Technology, Inc. in 2021

ELLIE MAE, INC.[1]
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	342,239
Other revenues		8,398
Total revenue		**350,637**
Compensation and benefits		71,763
Professional services		16,205
Acquisition-related transaction and integration costs		5,938
Technology and communication		34,166
Rent and occupancy		4,247
Selling, general and administrative		6,639
Depreciation and amortization		111,994
Operating expenses		**250,952**
Operating income		**99,685**
Interest income		341
Other expense, net		(70)
Other expense, net		**271**
Pre-tax net income		**99,956**
Income tax expense		27,067
Net income		**72,889**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

[1] Name changed to ICE Mortgage Technology, Inc. in 2021

EM Eagle Purchaser, LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:

Other assets		1
Total assets	**$**	**1**

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Enterprises Aviation, LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and Cash Equivalents	$	6
Prepaid expenses and other current assets		47
Due from affliliate		1,865
Current assets		1,918
NON-CURRENT ASSETS:		
Deferred Tax Asset		107
Non-current assets		107
Total assets	**$**	**2,025**
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		38
Accrued salaries and benefits		62
Income Tax Payable		8
Deferred Revenue		728
Current liabilities		**836**
EQUITY:		
Contributed capital		623
Retained earnings		566
Equity		**1,189**
Total liability and equity	**$**	**2,025**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Enterprises Aviation, LLC
Income Statement
Year Ended December 31, 2020
(Unaudited)
(In thousands)

TOTAL REVENUE	**$**	**-**
OPERATING EXPENSES:		
Selling, general and administrative		(345)
Operating expenses		**(345)**
Pre-tax net income		346
Income tax expense		(93)
Net Income	**$**	**253**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

FINRA/NYSE Trade Reporting Facility LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:

Other assets		1
Total assets	**$**	**1**

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Guaranty Clearing Corporation (dormant)
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:		
Other assets	$	1
Total assets		**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Hawk Enterprises 1, Inc.(dormant)
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Hawk Enterprises 2, LLC(dormant)
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Highway Networks LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE 4165, LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:		
Cash Clearing		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE 5660, LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	(2)
Prepaids		-
Current assets		(2)
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		139,842
Accumulated depreciation		(55,871)
Property and equipment, net		83,971
NON-CURRENT ASSETS		
Other non-current assets		138
Non-current assets		138
Total assets	$	84,107
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	598
Due to affiliate		130,804
Other		60
Current liabilities		131,462
Total liabilities		131,462
EQUITY:		
Contributed capital		37,776
Retained deficit		(85,131)
Equity		(47,355)
Total liabilities and equity	$	84,107

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE 5660, LLC
Income Statement
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Total Revenue	$ -
OPERATING EXPENSES:	
Professional Services	731
Rent and other occupancy	2,888
Selling, general and administrative	1,486
Amortization and depreciation expense	8,713
Operating expenses	**13,818**
Net loss	**$ (13,818)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Atrium Inc.
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	776
Accounts receivable, net of allowance		10
Prepaid expenses and other current assets		158
Current assets		944
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		1,443
Accumulated depreciation		(909)
Property and equipment, net		534
NON-CURRENT ASSETS:		
Goodwill		1,126
Deferred tax receivable		805
Other non-current assets		1,931
Assets		3,409
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		455
Accrued salaries and benefits		282
Due to affiliates		12,126
Current liabilities		12,863
Liabilities		12,863
SHAREHOLDERS EQUITY:		
Contributed capital		257
Retained deficit		(9,711)
Equity		(9,454)
Total liabilities and equity	$	3,409

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Atrium Inc.
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Data services fees, net	$ 204
Total revenue	**204**
Compensation and benefits	1,433
Technology and communication	2,202
Rent and occupancy	48
Selling, general and administrative	63
Depreciation and amortization	253
Affiliate expense	1,380
Operating expenses	**5,379**
Operating loss	**(5,175)**
Other expense (income), net	33
Other expense, net	**33**
Pre-tax net loss	**(5,208)**
Income tax benefit	1,281
Net loss	**(3,927)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE BRAZIL TECHNOLOGY, LLC
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Due from affiliate	$ 338
Current assets	338
Assets	338
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	-
Current liabilities	0
SHAREHOLDERS EQUITY:	
Retained earnings	338
Equity	338
Total liabilities and equity	$ 338

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE BRAZIL TECHNOLOGY, LLC
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Total revenue	$ -
Selling, general and administrative	-
Operating expenses	**-**
Pre-tax net income	**-**
Income tax expense	-
Net income	**-**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE CLEAR CREDIT

ICE Clear Credit LLC
Balance Sheet
As of December 31, 2020
(Unaudited)

(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	13,419
Cash - clearing member deposits		40,683,520
Accounts receivable, net of allowance		29,435
Restricted Cash		111,700
Prepaid expenses and other current assets		5,820
Due From Affiliates		108
Current Assets		40,844,002
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment cost		57,102
Accumulated depreciation		(42,378)
Property and equipment, net		14,724
OTHER NONCURRENT ASSETS:		
Restricted cash long term		50,000
Other noncurrent assets		50,000
Assets	$	40,908,726
LIABILITIES and MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	5,388
Accrued salaries and benefits		1,293
Margin deposits and guaranty funds		40,683,520
Deferred revenue		16,771
Current liabilities		40,706,972
NONCURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		0
Other Non Current Liabilities		235
Noncurrent liabilities		235
Liabilities		40,707,207
EQUITY:		
Contributed capital		126,800
Retained earnings		74,719
Total equity		201,519
Total liabilities and equity	$	40,908,726

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Clear Credit LLC
Statement of Income
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Revenues:		
Clearing and processing fees	$	128,146
Market Data Fees		264
Other revenue		25,397
Affiliate revenue		4,723
Total Revenue		158,530
Expenses:		
Compensation and benefits		17,531
Professional services		423
Technology and communication		5,713
Rent and occupancy		912
Selling, general and administrative		1,093
Depreciation and amortization		9,166
Service and license fees to affiliates		28,806
Operating Expenses		63,644
Operating Income		94,886
Other expense, net		(1,478)
Pre-Tax Net Income		93,408
Income tax expense		-
Net Income	$	93,408

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Clear U.S., Inc.
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

Current assets:	
Cash and cash equivalents	19,446
Margin deposits and guaranty funds	8,069,550
Restricted Cash	112,400
Accounts receivable, net of allowance	47,183
Prepaid expenses and other current assets	1,656
Current assets	8,250,235
Other non-current assets:	
Restricted Cash LT	83,000
Deferred tax asset - noncurrent	3,451
Other non-current assets	86,451
Total assets	8,336,686
Current liabilities:	
Accounts payable and accrued liabilities	968
Accrued salaries and benefits	454
Margin deposits and guaranty funds	8,069,551
Deferred Revenue	1,400
Due to affiliates, net	58,515
Current liabilities	8,130,888
NONCURRENT LIABILITIES:	
Other noncurrent liabilities	13,209
Noncurrent portion of licensing agreement	-
Noncurrent Liabilities	13,209
Total liabilities	8,144,097
Equity:	
Contributed capital	66,142
Retained earnings	126,447
Total equity	192,589
Total liabilities and equity	8,336,686

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Clear U.S., Inc.
Statement of Income
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	319,721
Other revenues		32,170
Service and license fees for affiliates		1,963
Total revenues		353,854
Expenses:		
Compensation and benefits		10,402
Professional services		965
Technology and communication		1,021
Rent and occupancy		991
Selling, general and adminstrative		3,082
Service and license fees to affiliates		65,165
Operating expenses		81,626
Operating income		272,228
Other expenses, net		943
Interest expense to affiliates		(513)
Other expense, net		430
Pre-tax net income		272,658
Income tax expense		53,205
Net income	$	219,453

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Credit Hub, LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)
(In thousands)

CURRENT ASSETS		
Prepaid expenses and Other Current Assets		2
		2
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		4,583
Accumulated depreciation		(4,355)
Property and equipment net		228
OTHER NONCURRENT ASSETS		
Goodwill		4,776
Other noncurrent assets		4,776
Total assets	**$**	**5,006**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliate		22,442
Current liabilities		22,442
Total liabilities		**22,442**
EQUITY:		
Contributed capital		8,940
Retained deficit		(26,376)
Equity		**(17,436)**
Total liabilities and equity	**$**	**5,006**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

ICE Credit Hub, LLC
Income Statement
As Of December 31, 2020
(Unaudited)
(In thousands)

REVENUES:	
Transaction fees, net	$ -
Operating revenues	**-**
OPERATING EXPENSES:	
Amortization & depreciation expense	304
Operating expenses	**304**
Other Income net	**(1)**
Pre-tax net loss	**(305)**
Income tax expense	1
Net loss	**$ (306)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Analytics, LLC
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

Current assets:		
Accounts receivable, net of allowance		4,739
Prepaid expenses and other current assets		75
Income tax receivable		10
Due from affiliates, net		370,305
Current assets		375,129
Property and equipment:		
Property and equipment cost		33,986
Accumulated depreciation		(18,917)
Operating Lease Right of Use Asset		2,515
Property and equipment, net		17,584
Other non-current assets:		
Other noncurrent assets		154
Other non-current assets		154
Total assets	$	392,867
LIABILITIES and EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities		343
Accrued salaries and benefits		4,508
Other Current Liabilities		1,349
Deferred revenue		851
Current liabilities		7,051
Non-current liabilities:		
Other noncurrent liabilities		5,129
Non-current liabilities		5,129
Total liabilities		12,180
Equity:		
Contributed capital		4,649
Retained earnings		376,038
Total equity		380,687
Total liabilities and equity	$	392,867

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Analytics, LLC
Statement of Income
As of December 31, 2020
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	31,795
Total revenues		31,795
Expenses:		
Compensation and benefits		12,017
Professional services		597
Technology and communication		1,120
Rent and occupancy		1,789
Selling, general and administrative		527
Depreciation and amortization		7,806
Operating expenses		23,856
Operating income		7,939
Other expenses, net		3
Pre-tax net income		7,936
Income tax expense		3
Net income	$	7,933

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Data Connectivity & Feeds, Inc.
Balance Sheet
As of December 31, 2020
(Unaudited)

(in thousands)

Current assets:		
Accounts receivable, net of allowance		15,620
Income tax receivable		28
Prepaid expenses and other current assets		100
Current assets		15,748
Property and equipment:		
Property and equipment cost		16,342
Accumulated depreciation		(12,157)
Property and equipment, net		4,185
Other non-current assets:		
Other noncurrent assets		26
Deferred tax assets- non-current		6,022
Other non-current assets		6,048
Total assets	$	25,981
LIABILITIES and EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities		2,708
Accrued salaries and benefits		5,898
Deferred revenue		51
Due to affiliates, net		181,497
Current liabilities		190,154
Non-current liabilities:		
Other noncurrent liabilities		17
Non-current liabilities		17
Total liabilities		190,171
Equity:		
Contributed capital		5,894
Retained deficit		(170,084)
Total equity		(164,190)
Total liabilities and equity	$	25,981

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Connectivity & Feeds, Inc.
Statement of Income
As of December 31, 2020
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	63,847
Total revenues		63,847
Expenses:		
Compensation and benefits		30,329
Professional services		3,893
Technology and communication		17,199
Rent and occupancy		1,170
Selling, general and administrative		1,443
Depreciation and amortization		3,254
Affiliate expense		11,795
Operating expenses		69,083
Operating loss		(5,236)
Other expense, net		321
Other expense, net		321
Pre-tax net loss		(5,557)
Income tax benefit		1,408
Net loss	$	(4,149)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Derivatives, Inc.
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	(10)
Accounts receivable, net of allowance		11,436
Prepaid expenses and other current assets		181
Current Income Tax Receivable		23,867
Current assets		**35,474**
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		54,569
Accumulated depreciation		(40,071)
Property and equipment, net		**14,498**
OTHER NON-CURRENT ASSETS:		
Goodwill		306,722
Other intangibles, net		4,277
Other non-current assets		**310,999**
Total assets	**$**	**360,971**
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	874
Accrued salaries and benefits		237
Due to affiliate		29,001
Deferred revenue, current		22,147
Income tax payable		22,429
Current liabilities		**74,688**
NON-CURRENT LIABILITIES:		
Deferred tax liability- non-current		4,607
Other non-current liabilities		1,925
Non-current liabilities		**6,532**
Total liabilities		**81,220**
EQUITY:		
Additional paid-in-capital		12,889
Retained earnings		266,862
Total equity		**279,751**
Total Liabilities and equity	**$**	**360,971**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Derivatives, Inc.
Statement of Income
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Data services fees, net	$	55,421
Affiliate revenue		407
Total revenue		**55,828**
Compensation and benefits		1,750
Professional services		445
Technology and communication		9,449
Rent and occupancy		2
Selling, general and administrative		739
Depreciation and amortization		9,685
Affiliate expense		41,715
Operating expenses		**63,785**
Operating loss		**(7,957)**
Interest income		3
Other income, net		790
Other income, net		**793**
Pre-tax net loss		**(7,164)**
Income tax benefit		5,359
Net loss		**(1,805)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Indices, LLC
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	915
Accounts receivable, net of allowance		42,218
Prepaid expenses and other current assets		885
Current assets		44,018
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		8,661
Accumulated depreciation		(3,663)
Property and equipment, net		4,998
NON-CURRENT ASSETS:		
Goodwill		90,895
Other intangibles, net		26,998
Other non-current assets		117,893
Assets		166,909
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		2,033
Accrued salaries and benefits		2,873
Due to affiliates		61,134
Deferred revenue		4
Current liabilities		66,044
NON-CURRENT ASSETS:		
Other non-current liabilities		187
Liabilities		66,231
SHAREHOLDERS EQUITY:		
Additional paid in capital		3,616
Retained earnings		97,062
Equity		100,678
Total liabilities and equity	$	166,909

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Indices, LLC
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Data services fees, net	$	78,664
Affiliate revenues		180
Total revenue		**78,844**
Compensation and benefits		10,486
Professional services		700
Technology and communication		7,204
Rent and Other Occupancy		377
Selling, general and administrative		1,247
Depreciation and amortization		9,823
Affiliate expenses		5,051
Operating expenses		**34,888**
Operating income		**43,956**
Affiliate interest expense		(565)
Other expense		160
Other expense, net		**(405)**
Pre-tax net income		**43,551**
Income tax expense		1
Net income		**43,550**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Investment Group, LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:

Other assets		1
Total assets	**$**	**1**

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

ICE Data, LP Controller: ICE Data Mgmt Grp, LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash ands Cash Equivalents	$	2,086
Accounts receivable, net of allowance		14,993
Prepaids and other current assets		35
Current income tax receivable		-
Due from affiliates		148,859
Current Assets		165,973
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		79
Accumulated depreciation		(79)
Property and equipment net		-
OTHER NONCURRENT ASSETS		
Goodwill		78,302
Other Intangibles, net		488
Deferred tax asset - noncurrent		-
Other noncurrent assets		78,790
Total assets	**$**	**244,763**
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	573
Accrued salaries and benefits		1,170
Income taxes payable		16
Deferred revenue		2,754
Current liabilities		4,513
Non Current Liabilities		872
Total liabilities		**5,385**
EQUITY:		
Contributed capital		82,458
Retained earnings		156,920
Equity		**239,378**
Total liabilities and equity	**$**	**244,763**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norn recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year er December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchang Commission.

ICE Data, LP Controller: ICE Data Mgmt Grp, LLC
Income Statement
Year Ended December 31, 2020
(Unaudited)
(In thousands)

REVENUES:		
Market data revenue	$	42,021
Revenue from affiliate, net		3,743
Operating revenues		**45,764**
OPERATING EXPENSES:		
Compensation and benefits		12,968
Professional Services		194
Rent and other occupancy		784
Technology and communication		1,590
Selling, general & administration		1,171
Amortization & Depreciation Expense		100
Intercompany Expense		7,272
Operating expenses		**24,079**
OTHER INCOME:		
Other income		**50**
Pre-tax net income		21,735
Income tax expense		3,711
Net income	$	**18,024**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Management Group, LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:

Other assets		1
Total assets	**$**	**1**

LIABILITIES AND MEMBER EQUITY:

EQUITY:

Member capital		1
Equity		**1**
Total Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

ICE Data Pricing & Reference Data, LLC
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents		1,929
Accounts receivable, net of allowance		149,546
Prepaid expenses and other current assets		3,847
Due from affiliates, net		3,672,380
Current assets		3,827,702
Property and equipment:		
Property and equipment cost		44,891
Accumulated depreciation		(38,057)
Operating Lease Right of Use Asset		12,794
Property and equipment, net		19,628
Total assets	$	3,847,330
LIABILITIES and EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities		50,704
Accrued salaries and benefits		14,864
Other Current Liabilities		4,505
Deferred revenue		1,174
Current liabilities		71,247
Non-current liabilities:		
Other noncurrent liabilities		19,161
Deferred Revenue - Long term		427
Non-current liabilities		19,588
Total liabilities		90,835
Equity:		
Contributed capital		16,549
Retained earnings		3,739,946
Total equity		3,756,495
Total liabilities and equity	$	3,847,330

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Pricing & Reference Data, LLC
Statement of Income
As of December 31, 2020
(Unaudited)
(in thousands)

Revenues:	
Data services fees, net	723,734
Affiliate revenue	14,071
Total revenues	737,805
Expenses:	
Compensation and benefits	65,494
Professional services	3,703
Technology and communication	57,872
Rent and occupancy	3,617
Selling, general and administrative	9,209
Depreciation and amortization	7,810
Affiliate expense	28,797
Operating expenses	176,502
Operating income	561,303
Other expenses, net	(29,686)
Pre-tax net income	531,617
Income tax expense	646
Net income	$ 530,971

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Services Wireless LLC
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	343
Accounts receivable, net of allowance		1,611
Due from affiliates		8,933
Prepaid expenses and other current assets		164
Current assets		11,051
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		4,846
Accumulated depreciation		(3,977)
Property and equipment, net		869
NON-CURRENT ASSETS:		
Goodwill		211
Other intangibles, net		1,419
Other non-current assets		479
Other non-current assets		2,109
Assets		14,029
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	1,524
Current liabilities		1,524
Liabilities		1,524
SHAREHOLDERS EQUITY:		
Retained earnings		12,505
Equity		12,505
Total liabilities and equity	$	14,029

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE Data Services Wireless LLC
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Data services fees, net	$	7,249
Total revenue		**7,249**
Technology and communication		5,755
Selling, general and administrative		(124)
Depreciation and amortization		1,294
Operating expenses		**6,925**
Operating income		**324**
Other income (expense), net		0
Other expense, net		**0**
Pre-tax net income		**324**
Net income		**324**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Data Services, Inc.
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

Current assets:		
Accounts receivable, net of allowance		1,389
Prepaid expenses and other current assets		2,580
Current Income Tax Receivable		281
Current assets		4,250
Property and equipment:		
Operating Lease Right of Use Asset		16,718
Property and equipment cost		276,407
Accumulated depreciation		(132,026)
Property and equipment, net		161,099
Other non-current assets:		
Investment in subsidiaries		701,624
Deferred tax assets- non-current		8,238
Other noncurrent assets		11
Other non-current assets		709,873
Total assets	$	875,222
LIABILITIES and EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities		10,928
Accrued salaries and benefits		23,244
Other current liabilities		2,968
Due to affiliates, net		2,550,035
Current liabilities		2,587,175
Non-current liabilities:		
Other noncurrent liabilities		21,547
Non-current liabilities		21,547
Total liabilities		2,608,722
Equity:		
Contributed capital		23,324
Retained deficit		(1,756,824)
Total equity		(1,733,500)
Total liabilities and equity	$	875,222

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Services, Inc.
Statement of Income
As of December 31, 2020
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	3,957
Affiliate revenue		84
Total revenues		4,041
Expenses:		
Compensation and benefits		84,746
Professional services		629
Technology and communication		12,921
Rent and occupancy		5,038
Selling, general and administrative		6,484
Depreciation and amortization		52,493
Affiliate expense		46,603
Operating expenses		208,914
Operating loss		(204,873)
Affiliate interest income		17,793
Other expense, net		(50)
Pre-tax net loss		(187,130)
Income tax expense		92,066
Net loss	$	(279,196)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE eConfirm LLC
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	638
Accounts receivable, net of allowance		736
Due from affiliates		7,402
Current assets		8,776
Assets		8,776
LIABILITIES and EQUITY:		
NON-CURRENT LIABILITIES:		
Other non-current liabilities		386
Non-current liabilities		386
Liabilities		386
SHAREHOLDERS EQUITY:		
Retained earnings		8,390
Equity		8,390
Total liabilities and equity	$	8,776

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE eConfirm LLC
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	6,491
Total revenue		**6,491**
Selling, general and administrative		13
Professional services		39
Affiliate expense		1,259
Operating expenses		**1,311**
Operating income		**5,180**
Affiliate interest expense		2
Other expense, net		**2**
Pre-tax net income		**5,182**
Net income		**5,182**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE ETF Hub, LLC
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	3
Current assets		3
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		4,155
Accumulated depreciation		(569)
Property and equipment, net		3,586
OTHER NON-CURRENT ASSETS:		
Investment in subsidiary		30,000
Other non-current assets		30,000
Total assets	$	33,589
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	-
Accrued salaries and benefits		32
Due to affiliates, net		4,895
Current liabilities		4,927
Total liabilities		4,927
EQUITY:		
Retained earnings		28,662
Total equity		28,662
Total liabilities and equity	$	33,589

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE ETF Hub, LLC
Statement of Income
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Revenue:		
Affiliate revenue	$	-
Total Revenue		-
Expenses:		
Professional Services		34
Rent and occupancy		63
Depreciation and amortization		522
Affiliate expense		678
Operating expenses		1,297
Operating loss		(1,297)
Pre-tax net loss		(1,297)
Income tax benefit		227
Net loss	$	(1,070)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Execution Services, LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	-
Due to Affiliates		1,304
Current assets		1,304
Total Assets	**$**	**1,304**
LIABILITIES AND MEMBER EQUITY:		
Total liabilities		**-**
EQUITY:		
Contributed Capital		759
Retained earnings		545
Equity		**1,304**
Total liabilities and equity	**$**	**1,304**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norr recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year er December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchang Commission.

ICE TRADE THE WORLD™

ICE Execution Services, LLC
Income Statement
Year Ended December 31, 2020
(Unaudited)
(In thousands)

Total revenue		**-**
OPERATING EXPENSES:		
Selling, general & administration	$	-
Operating expenses		**-**
Net loss	**$**	**-**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Futures U.S., Inc.
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	16,732
Restricted cash		43,460
Income tax receivable		90
Prepaid expenses and other current assets		4,077
Due from affiliates, net		40,631
Current assets		104,990
Property and equipment:		
Property and equipment cost		635
Accumulated depreciation		(543)
Property and equipment, net		92
Other non-current assets:		
Goodwill		912,536
Other intangibles assets, net		288,736
Other noncurrent assets		2,815
Other non-current assets		1,204,087
Total assets	$	1,309,169
LIABILITIES and EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$	11,175
Accrued salaries and benefits		630
Deferred revenue		42
Margin Deposits and Guaranty funds		15,277
Current liabilities		27,124
Non-current liabilities:		
Deferred tax liabilities - noncurrent		76,461
Other noncurrent liabilities		4,629
Non-current liabilities		81,090
Total liabilities		108,214
Equity:		
Contributed capital		27,586
Retained earnings		1,173,369
Total equity		1,200,955
Total liabilities and equity	$	1,309,169

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Futures U.S., Inc.
Statement of Income
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	40,311
Market Data Fees		-
Revenues from affiliates		128,987
Other revenues		1,253
Total revenues		170,551
Expenses:		
Compensation and benefits		12,819
Professional services		141
Technology and communication		27,427
Rent and occupancy		793
Selling, general and adminstrative		3,155
Depreciation and amortization		2,157
Service and license fees to affiliates		34,886
Operating expenses		81,378
Operating income		89,173
Other expenses, net		682
Other expense, net		682
Pre-tax net income		89,855
Income tax expense		26,899
Net income	$	62,956

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Markets Inc.
Balance Sheet
As Of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Due from affiliates		29,975
Current assets		29,975
PROPERTY PLANT AND EQUIPMENT:		
Operating Lease Right of Use Asset		0
Property and Equipment, Net		0
Total assets	**$**	**29,975**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	12
Accrued salaries and benefits		484
Income taxes payable		(3)
Current liabilities		493
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		(666)
Non-current liabilities		(666)
Total liabilities		**(173)**
EQUITY:		
Contributed Capital		18,297
Retained earnings		11,851
Equity		**30,148**
Total liabilities and equity	**$**	**29,975**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Markets Inc.
Income Statement
Year Ended December 31, 2020
(Unaudited)
(in thousands)

REVENUES:		
Affiliate revenue	$	14,113
Operating Revenues		**14,113**
OPERATING EXPENSES:		
Compensation and benefits		7,541
Professional services		474
Rent and occupancy		333
Technology and communication		5
Selling, general & administrative		121
Depreciation & amortization expense		-
Intercompany expense		3,896
Operating expenses		**12,370**
Pre-tax net income		1,743
Income tax expense		332
Net income	**$**	**1,411**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Middle East Investments, LLC
Balance Sheet
As of December 31, 2020
(Unaudited)

(in thousands)

Current assets:		
Cash and cash equivalents	$	894
Current assets		894
Other non-current assets:		
Investment in subsidiary		32,101
Other non-current assets		32,101
Total assets	$	32,995
LIABILITIES and EQUITY		
Current liabilities:		
Due to affiliates, net	$	1,725
Current liabilities		1,725
Total liabilities		1,725
Non-Controlling Interest		9,001
Equity:		
Retained earnings		22,269
Total equity		22,269
Total liabilities and equity	$	32,995

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Middle East Investments, LLC
Statement of Income
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Revenues:	
Transaction and clearing fees, net	$ -
Total revenues	-
Expenses:	
Selling, general and adminstrative	1
Affiliate expenses	692
Operating expenses	693
Operating loss	(693)
Other expenses, net	(28)
Other expense, net	(28)
Pre-tax net loss	(721)
Income tax benefit	193
Net loss	$ (528)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Mortgage Services, LLC
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	6
Current assets		6
OTHER NON-CURRENT ASSETS:		
Goodwill		168,177
Other intangibles		84,143
Investment in subsidiary		203,694
Other non-current assets		456,014
Assets		456,020
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		-
Due to affiliates		92,988
Current liabilities		92,988
NON-CURRENT LIABILITIES:		
Deferred tax liability - non current		30,865
Other non-current liabilities		-
Non-current liabilities		30,865
Liabilities		123,853
SHAREHOLDERS EQUITY:		
Retained earnings		332,167
Equity		332,167
Total liabilities and equity	$	456,020

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Mortgage Services, LLC
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Intercompany revenue	$ -
Total revenue	**-**
Depreciation and amortization	11,870
Operating expenses	**11,870**
Operating loss	**(11,870)**
Interest expense	93
Other income, net	64
Other expense, net	**157**
Pre-tax net loss	**(11,713)**
Income tax benefit	-
Net loss	**(11,713)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Mortgage Technology Holdings, Inc.
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE NGX U.S. Inc.
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and Cash Equivalents	$	998
Prepaid expenses and other current assets		1
Due from affiliate		50
Income tax receivable		84
Current assets		1,133
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		50
Operating lease right of use asset		272
Accumulated depreciation		(24)
Property and equipment, net		298
NON-CURRENT ASSETS:		
Deferred tax assets- non-current		-
Other non-current assets		-
Assets		1,431
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		10
Accrued salaries and benefits		276
Income tax payable		-
Other current liabilities		43
Current liabilities		329
NON-CURRENT LIABILITIES:		
Operating lease liability		227
Deferred tax liability		14
		241
Liabilities		570
SHAREHOLDERS EQUITY:		
Retained earnings		740
Accumulated other comprehensive income		121
Equity		861
Total liabilities and equity	$	1,431

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE NGX U.S. Inc.
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Other revenues	$	1,840
Total revenue		**1,840**
Compensation and benefits		1,558
Rent and other occupancy		69
Selling, general and administrative		7
Depreciation and amortization		11
Affiliate expense		26
Operating expenses		**1,671**
Operating income		**169**
Other income, net		(96)
Pre-tax net income		**73**
Income tax expense		4
Net income		**69**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE PROCESSING, LLC
BALANCE SHEET
As of December 31, 2020
(unaudited)
(In thousands)

OTHER NON-CURRENT ASSETS:		
Investment in affiliates	$	8,536
Other non-current assets		8,536
Assets	$	8,536
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates, net	$	8,583
Current liabilities		8,583
EQUITY:		
Retained deficit		(46)
Equity		(46)
Total Liabilities and Equity	$	8,536

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE PROCESSING, LLC
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(In thousands)

Total revenue	-
Operating expenses	-
Operating income	
Other income	-
Pre-tax net income	-
Income tax expense	-
Net income	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Swap Trade, LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	186
Restricted cash		445
Due from affiliate		18,298
Current assets		18,929
Total assets	**$**	**18,929**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	-
Current liabilities		0
EQUITY:		
Contributed capital		9,200
Retained earnings		9,729
Equity		**18,929**
Total liabilities and equity	**$**	**18,929**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incor taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Swap Trade, LLC
Income Statement
Year Ended December 31, 2020
(Unaudited)
(in thousands)

REVENUES:		
Transaction fees	$	2,700
Operating revenues		2,700
OPERATING EXPENSES:		
Compensation and benefits		20
Technology Expenses		55
Selling, general & administrative		11
Service and license fees to affiliate		602
Operating expenses		**688**
Operating income		**2,012**
Net income	**$**	**2,012**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Trade Vault, LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	1,654
Restricted cash		1,500
Accounts receivable, net of allowance		655
Current assets		3,809
Property and equipment:		
Property and equipment cost		1,958
Accumulated depreciation		(1,710)
Property and equipment, net		248
Total assets	$	4,057
Liabilities and Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	52
Accrued salaries and benefits		72
Due to affiliate		(2,972)
Current liabilities		(2,848)
Non-current liabilities:		
Other Non Current Liabilities		-
Non-current liabilities		0
Total liabilities		(2,848)
EQUITY:		
Contributed capital		3,238
Retained earnings		3,667
Total equity		6,905
Total liabilities and equity	$	4,057

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Trade Vault, LLC
Income Statement
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Revenues:		
Transaction fees, net	$	5,606
Revenues from affiliates		18,627
Total revenues		24,233
Operating expenses:		
Compensation and benefits		1,427
Professional services		120
Rent and other occupancy		92
Technology		3
Selling, general & administration		(125)
Amortization and depreciation expense		226
Service and license fees to affiliate		1,526
Total operating expenses		3,269
Operating Income		20,964
Other income:		
Other income, net		0
Interest income from affiliates		0
Other Income		0
Net Income	$	20,964

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE UK GP, LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND MEMBER EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE UK LP, LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND MEMBER EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE U.S. Holding Company GP LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)
(in thousands)

Non-current assets:		
Investment in affiliate	$	15
Non-current assets		15
Total assets		15
Liabilities and Equity		
CURRENT LIABILITIES:		
Due to affiliates	$	-
Current liabilities		**0**
Equity:		
Retained earnings		15
Total equity		15
Total liabilities and equity	$	15

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE U.S. Holding Company LP LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)
(in thousands)

Current assets:		
Cash and Cash Equivalents	$	**819**
Current income tax receivable		**3,607**
Current assets		**4,426**
Investment in subsidiary		**211,966**
Total assets	$	**216,392**
Liabilities and Equity		
Current liabilities:		
Accounts Payable and Accrued Liabilities		**490**
Due from affiliate		**16,528**
Current liabilities	$	**17,018**
Non Current Liabilities		**2**
Total liabilities		**17,020**
Equity:		
Contributed capital		**46,258**
Retained earnings		**153,114**
Total equity		**199,372**
Total liabilities and equity	$	**216,392**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE U.S. Holding Company LP LLC
Income Statement
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Total revenues	**-**
Operating expenses:	
Selling, general & administration	11
Total operating expenses	**11**
Operating loss	**(11)**
Other Expense	**8**
Provision for taxes	**(244)**
Net Loss	**$ 225**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE US OTC Commodity Markets, LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	9,503
Accounts receivable, net of allowance		24,427
Current income tax receivable		(10)
Due from affiliate		14,957
Current assets		48,877
Total assets	**$**	**48,877**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	11,294
Current liabilities		11,294
Total liabilities		**11,294**
EQUITY:		
Additional paid-in capital		193
Retained earnings		37,390
Equity		**37,583**
Total liabilities and equity	**$**	**48,877**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norm adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain infc normally included in financial statements prepared in accordance with accounting principles generally accepted in the United America have been condensed or omitted. These financial statements do not include income taxes accounting and equity me accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontine Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally ac accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are con Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE US OTC Commodity Markets, LLC
Income Statement
As Of December 31, 2020
(Unaudited)
(In thousands)

REVENUES:		
Transaction fees, net	$	20,013
Market data fees		91,722
Other revenue		156
Intercompany revenue		4,681
Operating revenues		**116,572**
OPERATING EXPENSES:		
Professional Services		6
Selling, general & administration		1,711
Service & license fees to affiliates		81,947
Operating expenses		**83,664**
Operating income		**32,908**
OTHER EXPENSE:		
Other expense		**(21)**
Pre-tax net income		32,887
Income tax benefit		(10)
Net income	**$**	**32,897**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

IDS International, Inc.
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

Current assets:		
Due from affiliates, net	$	400,469
Current assets		400,469
Total assets	$	400,469
LIABILITIES and EQUITY		
Current liabilities:		
Due to affilates, net	$	-
Current liabilities		-
Total liabilities		-
Equity:		
Retained earnings		400,469
Total equity		400,469
Total liabilities and equity	$	400,469

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

IDS International, Inc.
Statement of Income
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Revenues:	
Transaction and clearing fees, net	$ -
Total revenues	-
Expenses:	
Selling, general and adminstrative	-
Operating expenses	-
Operating income	-
Intercompany interest income	2,376
Other income, net	2,376
Pre-tax net income	2,376
Income tax expense	897
Net loss	$ 1,479

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Igloo Intermediate Corporation
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	1
Due from affiliates, net		10,020
Current assets		**10,021**
Total assets	**$**	**10,021**

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities		-
Current liabilities		-
Non-current liabilities:		
Deferred Tax Liabilities - Non Current		**1,313**
Non-current liabilities		**1,313**
Total liabilities		**1,313**
Equity:		
Retained earnings		**8,708**
Total equity		**8,708**
Total liabilities and equity	**$**	**10,021**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Igloo Intermediate Corporation
Statement of Income
As of December 31, 2020
(Unaudited)
(in thousands)

Total revenues	-
Selling, general and administrative	-
Operating expenses	-
Operating loss	-
Pre-tax net loss	-
Income tax expense	86
Net loss	(86)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Interactive Data Holdings Corporation
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

Non-current assets:		
Goodwill		3,231,837
Other intangibles, net		1,776,314
Investment in subsidiary		10,096
Due from affiliates		17,410
Non-current assets		**5,035,657**
Total assets	$	**5,035,657**

LIABILITIES and EQUITY

Current liabilities:		
Income tax payable		-
Current liabilities		**-**
Non-current liabilities:		
Deferred tax liabilities - noncurrent		516,642
Non-current liabilities		**516,642**
Total liabilities		**516,642**
Equity:		
Contributed capital		1,474
Retained earnings		4,517,541
Total equity		**4,519,015**
Total liabilities and equity	$	**5,035,657**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Interactive Data Holdings Corporation
Statement of Income
As of December 31, 2020
(Unaudited)
(in thousands)

Total revenues		**-**
Expenses:		
Depreciation and amortization		**119,885**
Operating expenses		**119,885**
Operating loss		**(119,885)**
Other expenses, net		**-**
Pre-tax net loss		**(119,885)**
Income tax benefit		**42,426**
Net income	**$**	**(77,459)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Interactive Data Online Properties, Inc.
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

Current assets:		
Accounts receivable, net of allowance		23
Current Income Tax Receivable		10
Due to affiliates		65,291
Current assets		65,324
Total assets	$	65,324

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities		1
Deferred Revenue		140
Current liabilities		141
Non-current liabilitiess:		
Deferred tax liabilities- non-current		1,337
Non-current liabilities		1,337
Total liabilities		1,478
Equity:		
Retained earnings		63,846
Total equity		63,846
Total liabilities and equity	$	65,324

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Interactive Data Online Properties, Inc.
Statement of Income
As of December 31, 2020
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	2,410
Total revenues		2,410
Expenses:		
Selling, general and administrative		99
Operating expenses		99
Operating income		2,311
Other expenses, net		-
Pre-tax net income		2,311
Income tax expense		622
Net income	$	1,689

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Interactive Data Real-Time Group, Inc.
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

Current assets:	
Accounts receivable, net of allowance	89
Due from affiliates, net	4,257
Current assets	4,346
Total assets	4,346
LIABILITIES and EQUITY	
Current liabilities:	
Accounts payable and accrued liabilities	-
Current liabilities	-
Total liabilities	-
Equity:	
Retained earnings	4,346
Total equity	4,346
Total liabilities and equity	4,346

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Interactive Data Real-Time Group, Inc.
Statement of Income
As of December 31, 2020
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	380
Total revenues		380
Expenses:		
Selling, general and administrative		22
Operating expenses		22
Operating income		358
Other expense, net		(126)
Other expense, net		(126)
Pre-tax net income		232
Income tax expense		38
Net income	$	194

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ 2,651
Restricted cash	28,503
Accounts receivable, net of allowance	4,688
Prepaid expenses and other current assets	52,239
Current Income tax receivable	46,892
Current assets	134,973
PLANT PROPERTY AND EQUIPMENT:	
Property and equipment	876,712
Accumulated depreciation	(614,059)
Operating Lease Right of Use Asset	95,270
Property and equipment, net	357,923
OTHER NON-CURRENT ASSETS:	
Goodwill	87,587
Other intangibles, net	11,352
Deferred Income Tax Asset - Non Current	1
Investment in affiliates	2,468,028
Other non-current assets	57,936
Other non-current assets	2,624,904
Assets	3,117,800
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	35,169
Accrued salaries and benefits	72,002
Other current liabilities	37,914
Deferred revenue	1,487
Due to affiliates	1,142,671
Current liabilities	1,289,243
NON-CURRENT LIABILITIES:	
Other non-current liabilities	152,548
Deferred Tax Liabilities	13,048
Non-current liabilities	165,596
Liabilities	1,454,839
Noncontrolling interest	216,159
SHAREHOLDERS EQUITY:	
Additional paid-in capital	402,607
Retained earnings	1,029,255
Accumulated other comprehensive income	14,940
Equity	1,446,802
Total liabilities and equity	$ 3,117,800

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustme
our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared i
principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income
method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchang
company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial state
statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended Dece
contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	18,258
Data services fees, net		21,145
Other revenues		3,692
Affiliate revenue		477,292
Total revenue		**520,387**
Compensation and benefits		252,383
Professional services		35,530
Acquisition-related transaction and integration costs		77,998
Technology and communication		120,861
Rent and occupancy		4,100
Selling, general and administrative		35,642
Depreciation and amortization		105,387
Affiliate expense		30,756
Operating expenses		**662,657**
Operating loss		**(142,270)**
Interest income		110
Affiliate interest income		(11,287)
Other income, net		(610)
Other expense, net		**(11,787)**
Pre-tax net loss		**(154,057)**
Income tax expense		(18,972)
Net loss		**(135,085)**
Net loss from continuing operations attributable to non-controlling interest		(19,091)
Net loss attributable to ICE	**$**	**(154,176)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Intercontinental Exchange International , Inc.
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND MEMBER EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Intercontinental Exchange Property Protection, Inc.
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	774
Prepaid expenses and other current assets		272
Due from affiliates		9,927
Total current assets		10,973
NON-CURRENT ASSETS:		
Deferred tax liabilities - non current		71
Total non-current assets		71
Total assets	$	11,044
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts Payable and Accrued Liabilities	$	1,846
Income tax payable		116
Deferred revenue		394
Current Liabilities		2,356
Total Liabilities		2,356
EQUITY:		
Retained earnings		8,688
Total equity		8,688
Total liabilities and equity	$	11,044

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Intercontinental Exchange Property Protection, Inc.
Statement of Income
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Total Revenue	$	-
Expenses:		
Compensation and benefits		(177)
Professional services		100
Selling, general and administrative		(161)
Operating Expenses		(238)
Operating Income		238
Interest income		19
Intercompany Interest income		50
Other Income		69
Pre-tax net income		307
Income tax expense		85
Net income	$	222

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

INTERCONTINETAL EXCHANGE, INC.
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,132
Prepaid expenses and other current assets		2,695
Income tax receivable		10,279
Current assets		14,106
OTHER NON-CURRENT ASSETS:		
Investment in subsidiaries		27,850,666
Other intangibles, Net		40
Deferred tax asset - non-current		7,895
Other non-current assets		19,172
Other non-current assets		27,877,773
Assets	$	27,891,879
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	92,333
Accrued salaries and benefits		23,885
Long term debt - current portion		2,404,342
Due to affiliates		9,937,485
Current liabilities		12,458,045
NONCURRENT LIABILITIES:		
Notes payable long-term		14,126,503
Non-current liabilities		14,126,503
Liabilities		26,584,548
EQUITY:		
Common stock, $0.01 par value		6,286
Treasury stock, at cost		(5,200,712)
Contributed capital		13,050,313
Retained deficit		(4,523,210)
Accumulated other comprehensive income		(2,025,346)
Equity		1,307,331
Total liabilities and equity	$	27,891,879

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

INTERCONTINETAL EXCHANGE, INC.
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Total Revenue	**$ -**
Compensation and benefits	1,333
Acquisition-related transaction and integration costs	1,000
Selling, general and administrative	1,228
Operating expenses	**3,561**
Operating loss	**(3,561)**
Interest income	780
Affiliate interest expense	(92,513)
Interest expense	(349,558)
Other income, net	(31)
Other expense	**(441,322)**
Pre-tax net loss	**(444,883)**
Income tax benefit	(120,767)
Net loss	**$ (324,116)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Internet Services Telco LLC
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	-
Current assets		-
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		160
Accumulated depreciation		(160)
Property and equipment, net		-
Assets		-
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates		85
Current liabilities		85
Liabilities		85
SHAREHOLDERS EQUITY:		
Retained deficit		(85)
Equity		(85)
Total liabilities and equity	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Internet Services Telco LLC
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Data services fees, net	-
Total revenue	**-**
Professional Services	1
Depreciation and amortization	25
Operating expenses	**26**
Operating loss	**(26)**
Pre-tax net loss	**(26)**
Net loss	**(26)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

MERSCORP Holdings, Inc.
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	9,733
Accounts receivable, net of allowance		20,910
Prepaid expenses and other current assets		308
Due from affiliates		80,756
Income tax receivable		1
Current assets		111,708
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		11,764
Accumulated depreciation		(4,715)
Operating lease asset		1,332
Property and equipment, net		8,381
NON-CURRENT ASSETS:		
Deferred income tax asset non-current		1,336
Other non-current assets		450
Other non-current assets		1,786
Assets		121,875
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		675
Accrued salaries and benefits		2,792
Other current liabilities		348
Income taxes payable		450
Deferred revenue		2,084
Current liabilities		6,349
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - current		2,819
Other non current liabilities		1,947
Non-current liabilities		4,766
Liabilities		11,115
SHAREHOLDERS EQUITY:		
Contributed capital		202,083
Retained deficit		(91,323)
Equity		110,760
Total liabilities and equity	$	121,875

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

MERSCORP Holdings, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Transaction and clearing fees, net	149,095
Other revenue	-
Total revenue	**149,095**
Compensation and benefits	9,985
Professional Services	3,496
Technology and communication	633
Rent and other occupancy	1,277
Selling, general and administrative	687
Depreciation and amortization	2,100
Affiliate expense	7,421
Operating expenses	**25,599**
Operating income	**123,496**
Other income (expense)	(161)
Pre-tax net income	**123,335**
Income tax expense	36,280
Net income	**87,055**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Mortgage Electronic Registration Systems, Inc.
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	722
Income tax receivable		4
Current assets		726
OTHER NON-CURRENT ASSETS:		
Deferred income tax asset		6
Other non-current assets		6
Assets		732
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		21
Due to affiliates		431
Current liabilities		452
NON-CURRENT LIABILITIES:		
Deferred tax liability - non current		3
Non-current liabilities		3
Liabilities		455
SHAREHOLDERS EQUITY:		
Contributed capital		2,518
Retained deficit		(2,241)
Equity		277
Total liabilities and equity	$	732

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Mortgage Electronic Registration Systems, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Intercompany revenue	$	355
Total revenue		**355**
Compensation and benefits		118
Professional services		70
Rent and Other Occupancy		1
Selling, general and administrative		133
Operating expenses		**322**
Operating income		**33**
Pre-tax net income		**33**
Income tax expense		5
Net income		**28**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

New York Futures Clearing Corporation (dormant)
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member equity		**1**
Total Member Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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New York Stock Exchange LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NSX Securities LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE American LLC
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,107
Accounts receivable, net of allowance		46,169
Due from affiliate		56,320
Current assets		103,596
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		-
Accumulated depreciation		-
Property and equipment, net		-
NON-CURRENT ASSETS:		
Goodwill		932,587
Other intangibles, net		572,256
Other noncurrent assets		119,310
Other non-current assets		1,624,153
Assets		1,727,749
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		54,723
Income Tax Payable		50
Deferred revenue		13,392
SEC fees payable		1,559
Current liabilities		69,724
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		192,346
Other non-current liabilities		4,144
Deferred Revenue - Long Term		3,362
Non-current liabilities		199,852
Liabilities		269,576
Noncontrolling interest		27,418
SHAREHOLDERS EQUITY:		
Contributed capital		3,066
Retained earnings		1,426,316
Accumulated other comprehensive income		1,373
Equity		1,430,755
Total liabilities and equity	$	1,727,749

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE American LLC
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	35,912
Data services fees, net		8,407
Listing Fees		19,568
Other revenues		803
Affiliate revenue		1,456
Transaction based expenses		(32,005)
Total revenue, less transaction-based expenses		**34,141**
Compensation and benefits		93
Professional Services		996
Technology and communication		159
Selling, general and administrative		237
Depreciation and amortization		8,647
Affiliate expense		9,555
Operating expenses		**19,687**
Operating income		**14,454**
Interest expense		5
Other income, net		34,405
Other income, net		**34,400**
Pre-tax net income		**48,854**
Income tax expense		19,114
Net income		**29,740**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE ARCA, Inc.
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	104
Accounts receivable, net of allowance		11,153
Due from affiliates		453,349
Prepaid expenses and other current assets		1,099
Current assets		465,705
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		10,424
Accumulated depreciation		(2,429)
Operating Lease Right of Use Asset		6,435
Property and equipment, net		14,430
NON-CURRENT ASSETS:		
Other noncurrent assets		112,590
Non-current assets		112,590
Assets		592,725
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		529
Accrued salaries and benefits		400
Other Current Liabilites		826
Income Tax Payable		126
Deferred Revenue		178
SEC fees payable		3,666
Current liabilities		5,725
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		23,060
Other non-current liabilities		9,224
Non-current liabilities		32,284
Liabilities		38,009
SHAREHOLDERS EQUITY:		
Additional paid-in capital		5,530
Retained earnings		547,812
Accumulated other comprehensive income		1,374
Equity		554,716
Total liabilities and equity	$	592,725

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE ARCA, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	404,670
Data services fees, net		13,092
Other revenues		24,522
Transaction based expenses		(358,456)
Total revenue, less transaction-based expenses		**83,828**
Compensation and benefits		6,556
Professional services		209
Technology and communication		1,294
Rent and occupancy		2,301
Selling, general and administrative		22
Depreciation and amortization		808
Affiliate expense		6,003
Operating expenses		**17,193**
Operating income		**66,635**
Affiliate interest income		4,178
Other income, net		35,421
Other expense, net		**39,599**
Pre-tax net income		**106,234**
Income tax expense		30,823
Net income		**75,411**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE ARCA LLC
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,189
Accounts receivable, net of allowance		78,455
Due from affiliates		528,450
Prepaid expenses and other current assets		16
Current assets		608,110
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		72,855
Accumulated depreciation		(66,980)
Property and equipment, net		5,875
NON-CURRENT ASSETS:		
Goodwill		563,001
Other intangibles, net		951,743
Other non-current assets		9,528
Other non-current assets		1,524,272
Assets		2,138,257
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		26,799
Income tax payable		261
Deferred Revenue		9,431
SEC fees payable		50,960
Current liabilities		87,451
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - current		254,132
Other non-current liabilities		28,683
Non-current liabilities		282,815
Liabilities		370,266
SHAREHOLDERS EQUITY:		
Additional paid-in capital		9,356
Retained earnings		1,758,635
Equity		1,767,991
Total liabilities and equity	$	2,138,257

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE ARCA LLC
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	965,145
Data services fees, net		74,936
Listing Fees		12,556
Other revenues		19,456
Affiliate revenue		4,745
Transaction based expenses		(859,832)
Total revenue, less transaction-based expenses		**217,006**
Compensation and benefits		207
Professional services		1,296
Technology and communication		1,424
Selling, general and administrative		(159)
Depreciation and amortization		18,996
Affiliate expense		97,553
Operating expenses		**119,317**
Operating income		**97,689**
Affiliate interest income		7,637
Other expenses, net		(1,336)
Other income, net		**6,301**
Pre-tax net income		**103,990**
Income tax expense		25,683
Net income		**78,307**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Chicago Holdings, Inc.
Balance Sheet
As of December 31, 2020
(Unaudited)

(in thousands)

Current assets:		
Cash and cash equivalents	$	58
Due from affiliates, net		16,800
Current assets		16,858
Other non-current assets:		
Goodwill		32,258
Other intangibles assets, net		35,020
Other noncurrent assets		-
Other non-current assets		67,278
Total assets	$	84,136
LIABILITIES and EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$	-
Current liabilities		0
Non-current liabilities:		
Deferred tax liabilities - noncurrent		9,574
Non-current liabilities		9,574
Total liabilities		9,574
Equity:		
Contributed capital		3,894
Retained earnings		70,668
Total equity		74,562
Total liabilities and equity	$	84,136

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

NYSE Chicago Holdings, Inc.
Statement of Income
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	-
Total revenues		-
Expenses:		
Rent and occupancy		975
Selling, general and adminstrative		(87)
Depreciation and amortization		320
Operating expenses		1,208
Operating loss		(1,208)
Other expenses, net		-
Other expense, net		-
Pre-tax net loss		(1,208)
Income tax benefit		516
Net loss	$	(692)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

NYSE Chicago, Inc.
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	600
Accounts receivable		3,450
Prepaid expenses and other current assets		(12)
Current assets		4,038
Property and equipment:		
Property and equipment cost		6,056
Accumulated depreciation		(2,284)
Operating Lease Right of Use Asset		587
Property and equipment, net		4,359
Other non-current assets:		
Deferred tax assets- non current		7,472
Other noncurrent assets		2,268
Other non-current assets		9,740
Total assets	$	18,137
LIABILITIES and EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$	(205)
Accrued salaries and benefits		197
Due to affiliates, net		9,386
SEC fees payable		3,329
Octher current liabilities		592
Current liabilities		13,299
Non-current liabilities:		
Other noncurrent liabilities		6,386
Accrued employee benefits - long term		2,237
Deferred revenue - long term		0
Non-current liabilities		8,623
Total liabilities		21,922
Equity:		
Contributed capital		8
Retained deficit		(3,595)
Accumulated other comprehensive income		(198)
Total equity		(3,785)
Total liabilities and equity	$	18,137

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Chicago, Inc.
Statement of Income
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	30,955
Market Data Fees		3,235
Other revenues		1,412
Affiliate revenue		50
Transaction based expenses		(17,628)
Total revenues		18,024
Expenses:		
Compensation and benefits		(366)
Professional services		969
Technology and communication		292
Rent and occupancy		2,722
Selling, general and adminstrative		(124)
Depreciation and amortization		955
Affiliate expense		4,060
Operating expenses		8,508
Operating income		9,516
Interest expense		152
Other expenses, net		418
Other expense, net		570
Pre-tax net income		8,946
Income tax expense		2,163
Net income	$	6,783

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Group, Inc.
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	343
Income tax receivable		819
Current assets		1,162
OTHER NON-CURRENT ASSETS:		
Goodwill		155,981
Investment in Sub		83,681
Deferred tax asset - non-current		6,845
Other non-current assets		246,507
Total assets	$	247,669
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts Payable and Accrued Liabilities	$	1,677
Other Current Liabilities		92
Due to affiliates		172,082
Current liabilities		173,851
NON-CURRENT LIABILITIES:		
Other non-current liabilities		37,239
Non-current liabilities		37,239
Total liabilities		211,090
EQUITY:		
Contributed capital		2,765
Retained deficit		33,814
Total equity		36,579
Total liabilities and equity	$	247,669

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Group, Inc.
Statement of Income
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Revenue:	
Total Revenue	-
Expenses:	
Selling, general, and administrative	(88)
Intercompany expenses	2,821
Operating expenses	2,733
Operating loss	(2,733)
Intercompany Interest income	462
Other income net	3
Other expense, net	465
Pre-tax net loss	(2,268)
Income tax benefit	(529)
Net loss	$ (2,797)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Holdings LLC
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	500
Due from affiliates		4,889,198
Current assets		4,889,698
OTHER NON-CURRENT ASSETS:		
Other non-current assets		10,000
Other non-current assets		10,000
Assets	$	4,899,698
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	0
Current Liabilities		0
NON-CURRENT LIABILITIES:		
Notes payable - non-current		-
Non-current liabilities		-
Liabilities		0
EQUITY:		
Contributed Capital		(6,574,972)
Retained defecit		11,474,670
Total equity		4,899,698
Total liabilities and equity	$	4,899,698

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Holdings LLC
Statement of Income
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Total Revenue, less transaction-based expenses	$ -
Expenses:	
Selling, general and administrative	5
Intercompany Expense	-
Operating expenses	5
Operating loss	(5)
Interest income from affiliates	47,677
Other expense, net	271
Other expense, net	47,948
Pre-tax net income	47,943
Income tax benefit	-
Net income	$ 47,943

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE IP LLC
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Due from affiliates	$	662
Current assets		662
Assets	$	662
LIABILITIES AND EQUITY:		
EQUITY:		
Retained deficit		737
Contributed capital		-
Accumulated other comprehensive income		(75)
Total equity		662
Total liabilities and equity	$	662

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Liffe Holdings, LLC (Dormant)
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Due from affiliate	$ 2
Current liabilities	2
Liabilities	2
EQUITY:	
Retained deficit	(2)
Total equity	(2)
Total liabilities and equity	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Liffe US, LLC
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	83
Current assets		83
NON-CURRENT ASSETS:		
Deferred tax asset - non-current		88
Goodwill		(31)
Other non-current assets		57
Total assets	$	140
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to afflilate	$	25,818
Current liabilities		25,818
Total liabilities		25,818
EQUITY:		
Contributed capital		(25,678)
Retained deficit		-
Total equity		(25,678)
Total liabilities and equity	$	140

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Liffe US, LLC
Statement of Income
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Total Revenue, less transaction-based expenses	$ -
Expenses:	
Operating expenses	-
Pre-tax net income	-
Income tax benefit	-
Net income	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Market (DE), Inc.
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	39,505
Short-term Investments		9,606
Accounts receivable, net of allowance		391,898
Due from affiliates		2,130,039
Prepaid expenses and other current assets		7,904
Income tax receivable		9
Current assets		2,578,961
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		542,885
Accumulated depreciation		(177,446)
Operating Lease Right of Use Asset		7,495
Property and equipment, net		372,934
NON-CURRENT ASSETS:		
Goodwill		1,564,001
Other intangibles, net		1,808,088
Other non-current assets		125,455
Other non-current assets		3,497,544
Assets		6,449,439
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		79,837
Accrued salaries and benefits		23,023
Other Current Liabilities		3,613
Income Tax Payable		286
Deferred revenue		304,101
SEC fees payable		55,349
Current liabilities		466,209
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - current		445,643
Other non-current liabilities		68,480
Accrued employee benefits - long term		182,562
Deferred revenue - long term		74,416
Non-current liabilities		771,101
Liabilities		1,237,310
SHAREHOLDERS EQUITY:		
Contributed capital		(434,598)
Additional paid-in capital		134,628
Retained earnings		5,571,263
Accumulated other comprehensive income		(59,164)
Equity		5,212,129
Total liabilities and equity	$	6,449,439

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Market (DE), Inc.
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	945,576
Data services fees, net		233,880
Listing Fees		414,167
Other revenues		37,515
Affiliate revenue		106,570
Transaction based expenses		(749,844)
Total revenue, less transaction-based expenses		**987,864**
Compensation and benefits		159,689
Professional services		42,231
Technology and communication		22,253
Rent and occupancy		13,324
Selling, general and administrative		51,613
Depreciation and amortization		58,819
Affiliate expense		61,877
Operating expenses		**409,806**
Operating income		**578,058**
Interest income		381
Affiliate interest income		23,414
Interest expense		(6)
Other income, net		13,272
Other income, net		**37,061**
Pre-tax net income		**615,119**
Income tax expense		162,978
Net income		**452,141**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE National, Inc.
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	33
Accounts receivable		4,290
Current assets		4,323
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		4,720
Accumulated depreciation		(2,715)
Property and equipment, net		2,005
NON-CURRENT ASSETS:		
Goodwill		5,355
Other intangibles, net		2,000
Other non-current assets		4,753
Other non-current assets		12,108
Assets		18,436
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		1,079
Due to affiliates		37,048
SEC Fees Payable		4,182
Current liabilities		42,309
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - current		395
Other Non-Current Liabilities		3
Non-current liabilities		398
Liabilities		42,707
SHAREHOLDERS EQUITY:		
Retained deficit		(24,271)
Equity		(24,271)
Total liabilities and equity	$	18,436

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

NYSE National, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Transaction and clearing fees, net	110,905
Data services fees, net	7,964
Affiliate revenue	66
Transaction based expenses	(127,430)
Total revenue	**(8,495)**
Compensation and benefits	100
Professional Services	715
Selling, general and administrative	999
Depreciation and amortization	944
Affiliate expense	2,514
Operating expenses	**5,272**
Operating loss	**(13,767)**
Other expense	(218)
Pre-tax net loss	**(13,985)**
Income tax benefit	4,024
Net loss	**(9,961)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Technologies Connectivity, Inc.
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,920
Accounts receivable, net of allowance		25,476
Due from Affiliates		439,345
Prepaid expenses and other current assets		1,333
Income tax receivable		37
Current assets		468,111
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		32,683
Accumulated depreciation		(26,597)
Property and equipment, net		6,086
NON-CURRENT ASSETS:		
Goodwill		332,000
Other intangibles, net		345,000
Other non-current assets		677,000
Assets		1,151,197
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		2,348
Accrued salaries and benefits		760
Income tax payable		-
Current liabilities		3,108
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		88,895
Other non-current liabilities		5,845
Non-current liabilities		94,740
Liabilities		97,848
SHAREHOLDERS EQUITY:		
Contributed capital		3,911
Retained earnings		1,049,426
Accumulated other comprehensive income		12
Equity		1,053,349
Total liabilities and equity	$	1,151,197

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Technologies Connectivity, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Data services fees, net	$	162,274
Affiliate revenue		5,559
Total revenue		**167,833**
Compensation and benefits		5,567
Professional Services		205
Technology and communication		24,777
Rent and occupancy		487
Selling, general and administrative		1,137
Depreciation and amortization		3,831
Affiliate expense		9,114
Operating expenses		**45,118**
Operating income		**122,715**
Affiliate interest income		6,288
Other expense, net		**6,288**
Pre-tax net income		**129,003**
Income tax benefit (expense)		(30,460)
Net income		**98,543**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

onExchange Board of Trade (dormant)
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:		
Other assets	$	1
Total Assets		**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

onExchange Clearing Corporation (dormant)
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:		
Other assets	$	1
Total assets		**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Member equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

PDR Services LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:

Other assets		1
Total assets	**$**	**1**

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Pit Trader, LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:

Other assets		1
Total assets	**$**	**1**

LIABILITIES AND MEMBER EQUITY:

EQUITY:

Member capital		1
Equity		**1**
Total Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

Q-WIXX B SUB, LLC
BALANCE SHEET
As of December 31, 2020
(Unaudited)

ASSETS:		
OTHER NON-CURRENT ASSETS:		
Investment in subsidiaries		1,989
	Other non-current assets	1,989
	Assets	1,989
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates		1,638
	Current liabilities	1,638
EQUITY:		
Retained earnings		351
	Equity	351
	Total liabilities and equity	$ 1,989

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Q-WIXX B SUB, LLC
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(In thousands)

Total revenue	$	-
Selling, general & administration		-
Operating expenses		-
Operating loss		-
Pre-tax net loss		-
Income tax benefit		-
Net income	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

QW HOLDINGS , LLC
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	-
Due from affiliates, net		5,886
Current assets		5,886
Total assets		5,886
EQUITY:		
Retained earnings	$	4,713
Contributed capital		1,173
Equity		5,886
Total equity	$	5,886

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

QW HOLDINGS, LLC
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(In thousands)

Total revenue	**$ -**
Selling, general & administration	-
Operating expenses	**-**
Operating loss	**-**
Intercompany interest income	59
Pre-tax net income	**59**
Income tax expense	**-**
Net income	**$ 59**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Radiate, Inc.
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	359
Due from affilates		236
Current assets		595
OTHER NON-CURRENT ASSETS:		
Other intangibles, net		123
Other non-current assets		123
Total assets	$	718
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates		-
Current liabilities		-
NON-CURRENT LIABILITIES:		
Deferred tax liabilities- non current		32
Non-current liabilities		32
Total liabilities		32
EQUITY:		
Retained earnings		686
Total equity		686
Total liabilities and equity	$	718

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Radiate, Inc.
Statement of Income
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Revenue:	
Other Revenue	-
Total Revenue	-
Expenses:	
Professional services	1
Selling, general, and administrative	1
Amortization and Depreciation	1,907
Operating expenses	1,909
Operating loss	(1,909)
Pre-tax net loss	(1,909)
Income tax benefit	531
Net loss	$ (1,378)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

SECURITIES EVALUATIONS, INC.
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	955
Accounts receivable, net of allowance		16,071
Prepaid expenses and other current assets		28
Due from affiliates		19,859
Current assets		36,913
PROPERTY AND EQUIPMENT		
Property and equipment cost		801
Accumulated depreciation		(768)
Property and equipement, net		33
OTHER NON-CURRENT ASSETS:		
Goodwill		276,704
Other intangibles, net		102,967
Deferred income tax asset- noncurrent		952
Other non-current assets		380,623
Assets		417,569
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		146
Accrued Salaries and Benefits		(1)
Deferred Revenue		474
Current liabilities		619
NON-CURRENT LIABILITIES:		
Deferred tax liabilities- noncurrent		28,817
Other Non Current Liabilites		17
Non-current liabilities		28,834
Liabilities		29,453
SHAREHOLDERS EQUITY:		
Contributed capital		346
Retained earnings		387,770
Equity		388,116
Total liabilities and equity	$	417,569

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

SECURITIES EVALUATIONS, INC.
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Data services fees, net	$ -
Total revenue	-
Compensation and benefits	(3)
Depreciation and amortization	9,988
Operating expenses	**9,985**
Operating loss	**(9,985)**
Affiliate interest income	1,221
Other expense, net	(62)
Other income, net	**1,159**
Pre-tax net loss	**(8,826)**
Income tax benefit	3,003
Net loss	**(5,823)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Securities Industry Automation Corporation
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	343
Accounts receivable, net of allowance		2,455
Due from Affiliates		278,421
Prepaid expenses and other current assets		3,274
Current assets		284,493
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		396,394
Accumulated depreciation		(261,873)
Operating lease asset		51,973
Property and equipment, net		186,494
Assets		470,987
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		3,800
Accrued salaries and benefits		2,714
Other current liabilities		4,912
Income Tax Payable		111
Current liabilities		11,537
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - current		12,060
Operating lease liability		52,794
Other non-current liabilities		2,536
Non-current liabilities		67,390
Liabilities		78,927
SHAREHOLDERS EQUITY:		
Contributed capital		18,885
Retained earnings		373,175
Equity		392,060
Total liabilities and equity	$	470,987

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Securities Industry Automation Corporation
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Transaction and clearing fees, net		
Data services fees, net	$	14,677
Affiliate revenue		72,700
Total revenue		**87,377**
Compensation and benefits		13,899
Professional services		1,447
Technology and communication		23,998
Rent and occupancy		300
Selling, general and administrative		(51)
Depreciation and amortization		32,696
Operating expenses		**72,289**
Operating income		**15,088**
Pre-tax net income		**15,088**
Income tax expense		2,610
Net income		**12,478**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

SF Blocker 1 LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:

Other assets		1
Total assets	**$**	**1**

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

SF Blocker 2 LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:

Other assets		1
Total assets	**$**	**1**

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Simplifile Holdings, Inc.
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	30,306
Accounts receivable		35,607
Prepaid expenses and other current assets		216
Due from affiliates, net		36,142
Current assets		102,271
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		13,829
Accumulated depreciation		(3,514)
Operating Lease Right of Use Asset		4,133
Property and equipment, net		14,448
NON-CURRENT ASSETS:		
Goodwill		222,905
Other intangibles, net		101,386
Other non-current assets		324,291
Total assets	$	441,010
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	41,639
Accrued salaries and benefits		1,397
Other current liabilities		287
Income tax payable		912
Current liabilities		44,235
NON-CURRENT LIABILITIES:		
Deferred Non Current Tax Liabilities		2,453
Other non-current liabilities		6,911
Non-current liabilities		9,364
Total liabilities		53,599
EQUITY:		
Contributed capital		712
Retained earnings		386,699
Total equity		387,411
Total liabilities and equity	$	441,010

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Simplifile Holdings, Inc.
Statement of Income
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Revenue:		
Transaction and clearing fees, net	$	91,932
Other revenue		2,831
Total Revenue		94,763
Expenses:		
Compensation and benefits		29,266
Professional services		442
M&A Expenses		938
Technology and communication		12,736
Rent and occupancy		785
Selling, general and administrative		1,905
Depreciation and amortization		8,792
Operating expenses		54,864
Operating income		39,899
Interest income		1
Intercompany interest income		67
Other expense, net		68
Pre-tax net income		39,967
Income tax expense		11,150
Net income	$	28,817

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Simplifile LC
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Stock Clearing Corporation
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Due from Affiliates	$	2,764
Current assets		2,764
NON-CURRENT ASSETS:		
Goodwill		(19)
Other noncurrent assts		300
Other non-current assets		281
Assets		3,045
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		-
Current liabilities		-
Liabilities		-
SHAREHOLDERS EQUITY:		
Retained earnings		3,045
Equity		3,045
Total liabilities and equity	$	3,045

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

Stock Clearing Corporation
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Other revenues	$ -
Total revenue	**-**
Selling, general and administrative	-
Operating expenses	**-**
Operating income	**-**
Other expense, net	**-**
Pre-tax net income	**-**
Income tax expense	-
Net income	**-**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Strike Network Services LLC
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	12
Due from affiliates		21
Current assets		33
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		401
Accumulated depreciation		(281)
Property and equipment, net		120
Assets		153
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		-
Current liabilities		0
Liabilities		0
SHAREHOLDERS EQUITY:		
Retained earnings		153
Equity		153
Total liabilities and equity	$	153

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Strike Network Services LLC
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Data services fees, net	-
Total revenue	**0**
Depreciation and amortization	68
Operating expenses	**68**
Operating loss	**(68)**
Pre-tax net loss	**(68)**
Net loss	**(68)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

StrikeNET LLC
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	26
Due from affiliates		92
Current assets		118
Assets		118
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		-
Current liabilities		0
Liabilities		0
SHAREHOLDERS EQUITY:		
Retained earnings		118
Equity		118
Total liabilities and equity	$	118

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

StrikeNET LLC

STATEMENT OF INCOME

Year Ended December 31, 2020
(Unaudited)
(in thousands)

Data services fees, net	-
Total revenue	**1**
Selling, general and administrative	1
Operating expenses	**1**
Operating loss	**0**
Pre-tax net loss	**0**
Net loss	**0**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Tap and Trade, Inc. (dormant)
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

The Clearing Corporation
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,465
Due from affiliate		147
Current Assets		1,612
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment cost		-
Accumulated depreciation		-
Property and Equipment, Net		0
OTHER NONCURRENT ASSETS:		
Goodwill		22,514
Other non-current assets		22,514
Assets	$	24,126
LIABILITIES and EQUITY:		
NON CURRENT LIABILITIES:		
Deferred Tax Liabilities -Non Current		-
Other non-current liabiities		0
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	-
Current liabilities		-
Liabilities		0
EQUITY:		
Contributed capital		90,246
Retained deficit		(66,120)
Total Equity		24,126
Total Liabilities and Equity	$	24,126

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

The Clearing Corporation
Statement of Income
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Revenues:	
Other revenue	$ -
Total revenue	-
Expenses:	
Selling, general and administrative	13
Operating expenses	13
Operating loss	(13)
Interest income	5
Other income	5
Pre-tax net loss	(8)
Income tax expense Expense	16
Net Income	$ 8

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

TheDebtCenter, LLC
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	-
Current assets		-
Other non-current assets:		
Goodwill		423,555
Other intangibles assets, net		(5)
Investment in subsidiary		240,876
Other non-current assets		664,426
Total assets	$	664,426

LIABILITIES and EQUITY

Current liabilities:		
Due to affiliates, net	$	582
Current liabilities		582
Total liabilities		582
Equity:		
Retained earnings		663,844
Total equity		663,844
Total liabilities and equity	$	664,426

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

TheDebtCenter, LLC
Statement of Income
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Revenues:		
Other revenues	$	-
Total revenues		-
Expenses:		
Depreciation and amortization		8,537
Operating expenses		8,537
Operating loss		(8,537)
Other expenses, net		-
Other expense, net		-
Pre-tax net loss		(8,537)
Income tax expense		1
Net loss	$	(8,538)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

TMC Bonds, LLC
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,675
Accounts receivable, net of allowance		16
Due from affiliates		57,450
Prepaid expenses and other current assets		333
Income tax receivable		4
Current assets		59,478
NON-CURRENT ASSETS:		
Goodwill		42
Other non-current assets		42
Assets		59,520
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		1,014
Current liabilities		1,014
Liabilities		1,014
SHAREHOLDERS EQUITY:		
Additional paid-in capital		1,263
Retained earnings		57,243
Equity		58,506
Total liabilities and equity	$	59,520

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

TMC Bonds, LLC
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	21,474
Data services fees, net		1,583
Affiliate revenue		131
Total revenue		**23,188**
Compensation and benefits		297
Professional services		58
Technology and communication		3,329
Rent and occupancy		666
Selling, general and administrative		45
Depreciation and amortization		350
Affiliate expense		5,153
Operating expenses		**9,898**
Operating income		**13,290**
Interest income		305
Affiliate interest income		19
Other income, net		1
Other income, net		**325**
Pre-tax net income		**13,615**
Income tax expense		3
Net income		**13,612**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

TradeCapture OTC Corp
Balance Sheet
As Of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Accounts receivable, net of allowance	-
Current assets	-
PROPERTY PLANT AND EQUIPMENT:	
Property and equipment cost	5,109
Accumulated depreciation	(4,114)
Property and equipment net	995
OTHER NON-CURRENT ASSETS	
Investment in subsidiary	168
Other non-current assets	168
Total assets	**$ 1,163**
LIABILITIES AND EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	28
Accrued salaries and benefits	56
Due to affiliates	20,224
Current liabilities	20,308
NONCURRENT LIABILITIES:	
Deferred tax liabilities - noncurrent	242
NonCurrent Liabilities	242
Total liabilities	**20,550**
EQUITY:	
Additional paid-in capital	5,247
Net deficit	(24,634)
Equity	**(19,387)**
Total liabilities and equity	**$ 1,163**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norı recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

TradeCapture OTC Corp
Income Statement
Year Ended December 31, 2020
(Unaudited)
(In thousands)

REVENUES:		
Other revenue	$	(16)
Operating revenues		**(16)**
OPERATING EXPENSES:		
Compensation and benefits		518
Professional services		12
Technology and communcations		41
Selling, general & administration		7
Amortization & depreciation expense		690
Service & license fees to affiliates		157
Operating expenses		**1,425**
Operating loss		**(1,441)**
Income tax expense		**409**
Net loss	**$**	**(1,032)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

TradeCapture OTC Holdings, Inc.
Balance Sheet
As Of December 31, 2020
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Due from affiliate	$	5,999
Current assets		5,999
OTHER NON-CURRENT ASSETS		
Deferred tax assets - non-current		10
Goodwill		8,744
Other non-current assets		8,754
Total assets	**$**	**14,753**
LIABILITIES:		
Accounts Payable and Accrued Liabilities	$	2
Liabilities		**2**
EQUITY:		
Contributed Capital	$	10,880
Retained Earnings		3,871
Equity		**14,751**
Total liability and equity	**$**	**14,753**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

TradeCapture OTC Holdings, Inc.
Income Statement
Year Ended December 31, 2020
(Unaudited)
(In thousands)

TOTAL REVENUE	**$**	**-**
OPERATING EXPENSES:		
Selling, general and administrative		6
Affiliate expenses		-
Operating expenses		**6**
Pre-tax net loss		(6)
Income tax Expense		1
Net loss	**$**	**(5)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Trebuchet Holdings, LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)
(In thousands)

PLANT PROPERTY AND EQUIPMENT		
Property and equipment cost	$	1,060
Accumulated depreciation		(1,060)
Property and equipment net		0
Total assets	**$**	**-**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates	$	2,000
Current liabilities		2,000
Total liabilities		**2,000**
EQUITY:		
Contributed capital		1,519
Retained deficit		(3,519)
Equity		**(2,000)**
Total liabilities and equity	**$**	**-**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norm recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of information required by generally accepted accounting principles for complete financial statements. These financial statemen should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year en December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchang Commission.

Trebuchet Holdings, LLC
Income Statement
Year Ended December 31, 2020
(Unaudited)
(In thousands)

Total Revenue	$ -
OPERATING EXPENSES:	
Amortization & depreciation expense	$ -
Operating expenses	**-**
Net loss	**$ -**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Wireless Internetwork LLC
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	3
Current assets		3
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		112
Accumulated depreciation		(88)
Property and equipment, net		24
Assets		27
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to afilliates		118
Current liabilities		118
Liabilities		118
SHAREHOLDERS EQUITY:		
Retained deficit		(91)
Equity		(91)
Total liabilities and equity	$	27

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Wireless Internetwork LLC
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Data services fees, net	-
Total revenue	**-**
Depreciation and amortization	12
Operating expenses	**12**
Operating loss	**(12)**
Pre-tax net loss	**(12)**
Net loss	**(12)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

EXHIBIT F

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2021

EXHIBIT F

A complete set of the NYSE Arca, Inc.'s forms pertaining to application for membership, participation, or subscription, and application for approval as a person associated with a member, participant, or subscriber follows.

This information is publicly available on the Exchange's website at www.nyse.com.

New York Stock Exchange LLC

NYSE American LLC

NYSE Arca, Inc.

NYSE Chicago, Inc.

NYSE National, Inc.

(Collectively, “NYSE” or the “Exchanges”)

Application for Membership

INDICATE EXCHANGE(S) FOR WHICH APPLICANT IS SEEKING MEMBERSHIP (CHECK ALL THAT APPLY)		
☐New York Stock Exchange LLC	☐NYSE Chicago	☐NYSE National
☐NYSE American ☐Equities ☐Options	☐NYSE Arca ☐Equities ☐Options	

INDICATE EXCHANGE(S) FOR WHICH APPLICANT IS AN EXISTING MEMBER (CHECK ALL THAT APPLY)		
☐New York Stock Exchange LLC	☐NYSE Chicago	☐NYSE National
☐NYSE American ☐Equities ☐Options	☐NYSE Arca ☐Equities ☐Options	

INDICATE TYPE OF BUSINESS TO BE CONDUCTED WITH THIS APPLICATION (CHECK ALL THAT APPLY)	
Equities	**Options**
☐Bonds ☐Clearing ☐Floor Broker ☐Blue Line ☐Institutional Broker ☐Market Maker* ☐Electronic Market Maker ☐Designated Market Maker ("DMM") ☐Electronic Designated Market Maker ("eDMM") ☐Lead Market Maker ("LMM") ☐Order Routing ☐Proprietary ☐Agency ☐Designated Examining Authority ("DEA")	☐Clearing ☐Floor Broker ☐Limited Public Business ☐Market Maker ☐Specialist/eSpecialist ☐Lead Market Maker ("LMM") ☐Order Routing ☐Proprietary ☐Agency ☐ DEA

INDICATE IF APPLICANT IS APPLYING FOR MEMBERSHIP AS DEA		
☐ NYSE American	☐ NYSE Arca	☐ NYSE Chicago
Applicants applying for a DEA must also complete EXHIBIT 1, ITSFEA Compliance Acknowledgment.		

APPLICATION TYPE
☐**New Membership Applicant:** ☐Applicant is seeking membership to an NYSE Exchange and is not currently a member of any NYSE Exchange ☐Applicant is a member of an NYSE Exchange and is seeking to add a new type of business** *Applicant must submit this completed Application and ALL applicable materials identified in Checklist 1.*
☐**Supplemental Membership Applicant:** Applicant is an approved member of at least one NYSE Exchange and is seeking membership to another NYSE SRO to conduct the same business they are currently approved to conduct *Applicant must submit this completed Application and ALL applicable materials as outlined in Checklist 2.*

* Applicants seeking to conduct Market Maker activities may also be required to submit an additional *Application for Market Maker Registration*. Not all Market Maker programs are available on all Exchanges.
** Equity Floor Broker and Options Floor Broker businesses are separate and distinct. An Equity Floor Broker applying to conduct business as an Options Floor Broker, and vice versa, is considered a New Membership Applicant.

APPLICATION PROCESS

Filing Requirements
Prior to submitting the Application for Membership (“Application”) to become a member of an NYSE SRO (“Member”), an Applicant must file a Uniform Application for Broker-Dealer Registration (Form-BD) with the Securities and Exchange Commission and register with the FINRA Central Registration Depository (“Web CRD”).

Checklists
Applicant should consult the applicable Checklist(s) to determine any additional materials and Exhibits required to be submitted with the Application.

Application Submission
Application and supplemental materials should be sent electronically to crs@nyse.com.

Note: All application materials sent to NYSE will be reviewed by NYSE’s Client Relationship Services (“CRS”) Department. Applications accompanied by supplemental documentation are submitted to FINRA, who also performs a review of the materials and provides the application approval recommendation. All applications are deemed confidential and are handled in a secure environment. Either CRS or FINRA may request that applicants submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to Exchange rules. If you have questions regarding the Application, you may direct them to CRS at crs@nyse.com or (212) 896-2830.

NYSE will promptly notify the Applicant, in writing, of the Membership decision.

In the event an Applicant is disapproved for membership, the Applicant has an opportunity to be heard upon the specific grounds for the disapproval, in accordance with the provisions of applicable Exchange rules.

SECTION 1 – ORGANIZATIONAL PROFILE

Date: ______________________ SEC #: ______________________ CRD #: ______________________

LEI #: ______________________ MPID: ______________________

GENERAL INFORMATION

Name of Applicant Broker-Dealer: ____

Business Address: ____

City: ______________________ State: __________ Zip Code: __________

Business Phone: ______________________ Website: ______________________

CONTACT INFORMATION

Contact Name: ______________________ Title: ______________________

Phone: ______________________ Contact Email: ______________________

Billing Contact Name: ______________________ Title: ______________________

Billing Contact Phone: ______________________ Billing Contact Email: ______________________

Please identify personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by the Applicant) and who will receive communications pertaining to our markets.

Chief Executive Officer ("CEO")

Name: ______________________ CRD: ______________________

Phone: ______________________ Email: ______________________

Chief Financial Officer ("CFO")

Name: ______________________ CRD: ______________________

Phone: ______________________ Email: ______________________

Head Trader

Name: ______________________ CRD: ______________________

Phone: ______________________ Email: ______________________

SECTION 2 – STATUTORY DISQUALIFICATION (“SD”) DISCLOSURE

Pursuant to the Securities Exchange Act of 1934, as amended (the “Act"), NYSE may deny (or may condition) trading privileges or may bar a natural person from becoming associated (or may condition an association) with a Member for the same reasons that the Securities and Exchange Commission may deny or revoke a broker-dealer registration under the Act. The Act provides for SD if a person has:

- Been expelled, barred or suspended from membership in or being associated with a member of a self-regulatory organization;
- Had broker, dealer or similar privileges denied or suspended or caused such denial or suspension of another;
- Violated any provision of the Act; or
- Been convicted of a theft or securities related misdemeanor or any felony within ten (10) years of the date of applying for membership status or becoming an Associated Person.

☐Check here if you DO NOT have person(s) associated with the Applicant who is or may be subject to SD

☐Check here if you DO have person(s) associated with the Applicant who is or may be subject to SD*

* Please identify any such person(s) associated with the Applicant who is or may be subject to SD. Additionally, identify any such person(s) who are associated with the Applicant and who have been approved for association or continued association by another SRO due to a SD.

Attach a sheet identifying any such person(s), including the following information:

1. Name of the person(s);
2. Copies of documents relating to the SD;
3. Description of each such person’s duties (for non-registered individuals, this should include a statement indicating if the position allows access to books, records, funds or securities); and
4. Explanation of action taken or approval given by any other SRO regarding each person.

On behalf of ____________________________ (Applicant), I hereby attest and affirm that I have read and understand the above and the attached information, and that the answers and the information provided (including copies of any documents) are true and complete to the best of my knowledge. I acknowledge that NYSE shall rely on the information provided in connection with this section in order to preliminarily approve or deny Applicant’s Application for trading privileges, but that NYSE will also perform a complete background check of Applicant, and such trading privileges may be immediately revoked by NYSE depending on the results of such background check. I understand that Applicant will be subject to disciplinary action if false or misleading answers are given in connection with this section. I also acknowledge the obligation of Applicant to submit to NYSE any amendment to any document submitted as part of its Application, including but not limited to this section, within ten (10) business days of such amendment or change.

______________________________	______________________
Authorized Signatory of the Firm	Date
______________________________	______________________
Print Name of Authorized Signatory of the Firm	Title

SECTION 3 – SUPERVISION

Each Applicant must identify the person(s) that is a member, partner, director, or officer exercising executive responsibility (or having similar status or functions) for supervising an Authorized Trader(s) as defined in applicable Exchange rules. New Membership Applicants must provide a copy of their Written Supervisory Procedures ("WSPs") with their Application.

Name and title of person responsible for maintaining WSPs:

____

PRINCIPAL REGISTRATION

Registration requirements for principals are outlined in New York Stock Exchange Rule 1220, NYSE American Rule 2.1210, NYSE Arca Rule 2.1220, NYSE National Rule 2.2120 and NYSE Chicago Article 6, Rule 14.

Each principal must be registered through the FINRA Web CRD.

Please provide information on Applicant's designated principals below.

Financial and Operations Principal (Series 27) or **Introducing Broker-Dealer Financial and Operations Principal** (Series 28)

Name: ____________________________ CRD: ________________________

Phone: ____________________________ Email: ________________________

Designated Principal Operations Officer* (Series 27) or **Introducing Broker-Dealer Financial and Operations Principal** (Series 28) *Person with primary responsibility for the day-to-day operations of the business*

Name: ____________________________ CRD: ________________________

Phone: ____________________________ Email: ________________________

Designated Principal Financial Officer* (Series 27) or **Introducing Broker-Dealer Financial and Operations Principal** (Series 28) *Person with primary responsibility for financial filings and those books and records related to such filings*

Name: ____________________________ CRD: ________________________

Phone: ____________________________ Email: ________________________

Chief Compliance Officer ("CCO")** (Series 24 or Series 14 and registered as "CR")

Name: ____________________________ CRD: ________________________

Phone: ____________________________ Email: ________________________

* An Applicant that self-clears, or that clears for other firms, shall be required to designate separate persons to function as Principal Financial Officer and Principal Operations Officer.
** The CCO of an Applicant engaged in limited securities business may be registered in a principal category under NYSE SRO rules that corresponds to the limited scope of the Applicant's business.

NYSE Chicago Voting Designee per Article 3, Rule 14(a) and (b) (if applicable)
Note: The Voting Designee must be a general partner, managing member or principal officer of the firm.

Name: ____________________________ CRD: ________________________

Phone: ____________________________ Email: ________________________

Signature of Voting Designee: ____

SECTION 4 - MEMBERSHIP AGREEMENT

Applicant agrees to abide by the Rules of all applicable Exchanges, as amended from time to time, and all circulars, notices, interpretations, directives or decisions adopted by the applicable Exchanges.

Applicant authorizes any SRO, commodities exchange, governmental agency or similar entity to furnish to NYSE, upon its request, any information that such person may have concerning the ability, business activities, and reputation of Applicant or its associated persons, and releases such person or entity from any and all liability in furnishing such information. Applicant authorizes NYSE to make available to any governmental agency, SRO, commodities exchange or similar entity, any information it may have concerning the Applicant or its associated persons and releases the NYSE from any and all liability in furnishing such information.

Applicant acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant's DEA. Applicant understands that in such event, additional information may be required by the NYSE.

____
Applicant Firm Name

______________________________ Authorized Signatory of the Firm	____________________ Date
______________________________ Print Name of Authorized Signatory of the Firm	____________________ Title

APPLICATION CHECKLIST 1
New Membership Applicant

☐ NYSE Application for Membership (Sections 1-4)

☐ Application for Market Maker Registration (if applicable)
https://www.theice.com/publicdocs/nyse/markets/nyse/Application_for_Market_Maker_Registration.pdf

☐ DEA Applicants only: Exhibit 1

Application Fee* (if applicable):

☐ New York Stock Exchange LLC

☐ NYSE Chicago, Inc.

☐ Signed Master User Agreement:
https://www.nyse.com/publicdocs/nyse/markets/nyse/NYSE_Master_User_Agreement.pdf

Signed Clearing Letter of Consent, if Applicant is not self-clearing:

☐ Equities: https://www.nyse.com/publicdocs/nyse/markets/nyse/Equity_Clearing_Letter_of_Consent.pdf

☐ Options: https://www.nyse.com/publicdocs/nyse/markets/american-options/Options_Clearing_Letter_of_Consent.pdf

☐ Form BD, including Schedules & Disclosure Reporting. Pages must be up to date on FINRA's Web CRD.

Form U-4 and Fingerprint cards for the following individuals, to be submitted directly to FINRA if not currently available on Web CRD:

☐ Designated supervisors and principals

Financial Documentation:

☐ Four (4) most recent FOCUS Reports and the most recent Audited Financial Statements
☐ Most recent Balance Sheet and Capital Computation
☐ Six-month Profit/Loss Projection
☐ Completed Financial Disclosure Questionnaire, Exhibit 2

☐ All examination reports and corresponding responses from the Applicant for the last two examinations

Organizational Documents:

☐ Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation

☐ Organization chart showing:

- all entities controlling, controlled by or under common control with Applicant
- indicating the percentage ownership of Applicant by each direct and indirect parent
- identifying any individuals or trusts that individually or collectively own or control, directly or indirectly, 25% or more of Applicant

☐ Copy of Written Supervisory Procedures and, if separate, Anti-Money Laundering Procedures and Insider Trading Act Procedures

☐ Additional Exchange-Specific Requirements, if applicable (see Application Checklist 3)

* Contact CRS for additional details on payment

APPLICATION CHECKLIST 2
Supplemental Membership Application
☐ Application for Membership (Sections 1-4) ☐ Application for Market Maker Registration (if applicable) https://www.theice.com/publicdocs/nyse/markets/nyse/Application_for_Market_Maker_Registration.pdf
Application Fee* (if applicable): ☐ New York Stock Exchange LLC ☐ NYSE Chicago, Inc.
☐ Master User Agreement: https://www.nyse.com/publicdocs/nyse/markets/nyse/NYSE_Master_User_Agreement.pdf
Signed Clearing Letter of Consent, if Applicant is not self-clearing: ☐ Equities: https://www.nyse.com/publicdocs/nyse/markets/nyse/Equity_Clearing_Letter_of_Consent.pdf ☐ Options: https://www.nyse.com/publicdocs/nyse/markets/american-options/Options_Clearing_Letter_of_Consent.pdf
☐ Form BD, including Schedules & Disclosure Reporting. Pages must be up to date on FINRA's Web CRD.
☐ Form U-4 and Fingerprint cards for designated supervisors and principals to be submitted directly to FINRA if not currently available on Web CRD
☐ Organization chart showing: • all entities controlling, controlled by or under common control with Applicant • indicating the percentage ownership of Applicant by each direct and indirect parent • identifying any individuals or trusts that individually or collectively own or control, directly or indirectly, 25% or more of Applicant

APPLICATION CHECKLIST 3
Additional Exchange Specific Requirements for new applicants or as applicable
New York Stock Exchange LLC ☐ AP Form for all non-natural persons seeking Approved Person status. https://www.theice.com/publicdocs/nyse/markets/nyse/NYSE_AP_Form.pdf ☐ U-4 "AP" Registration for all natural persons seeking Approved Person status. ☐ Exhibit 3
NYSE American ☐ AP Form for all non-natural persons seeking Approved Person status. https://www.theice.com/publicdocs/nyse/markets/nyse/NYSE_AP_Form.pdf ☐ U-4 "AP" Registration for all natural persons seeking Approved Person status.
NYSE Arca ☐ AP Form for all non-natural persons seeking Approved Person status. https://www.theice.com/publicdocs/nyse/markets/nyse/NYSE_AP_Form.pdf ☐ U-4 "AP" Registration for all natural persons seeking Approved Person status.

* Contact CRS for additional details on payment.

Application for Membership

Exhibits

EXHIBIT 1 - DEA REQUIREMENTS

ITSFEA COMPLIANCE ACKNOWLEDGMENT

This form should be completed by a Director, Officer, General Partner or other individual responsible for ensuring that the Broker-Dealer's ITSFEA Compliance Procedures are followed. In the future, this certification must be completed and filed with the Broker-Dealer's year-end FOCUS Report (Form X-17A-5).

Broker-Dealer: ____

SEC #. __________________________

The undersigned states and certifies as follows:

It is understood that should any Director, Officer, General Partner or Associated Person (as defined in the Exchanges' Rules) of the Broker-Dealer acquire material, non-public information concerning a corporation whose securities are publicly traded, it may be a violation of the Exchanges' Rules and federal securities laws to misuse such information or trade any securities issued by the corporation, or any options or other derivative securities based thereon, while such information remains non-public.
It is further understood that should any Director, Officer, General Partner or Associated Person of the Broker-Dealer obtain material, non-public information concerning the market in a security or group of securities, it may be a violation of the Exchanges' Rules and federal securities laws to make improper use of such information in connection with trading in the security, group of securities or any option or other derivative based thereon.
It is also understood that it may be a violation of the Exchanges' Rules and federal securities laws to disclose to any other person or entity any non-public, material corporate or market information that may be acquired regarding a publicly traded security or group of securities.
Additionally, the Broker-Dealer represents that it has established written procedures reasonably designed to prevent misuse of material non-public information by the Broker-Dealer or by any of the Broker-Dealer's Directors, Officers, General Partners or Associated Persons, taking into consideration the nature of the Broker-Dealer's business.
The individual(s) responsible for overseeing and supervising the specific element of the Broker-Dealer's ITSFEA Compliance procedures has reviewed (or supervised the review of) the Broker-Dealer's proprietary, error account(s), and any outside brokerage securities accounts of Directors, Officers, General Partners, and Associated Persons with the Broker-Dealer, in accordance with the specific provisions (including timing and type of review) detailed in and required by the firm's written ITSFEA compliance procedures.
Based upon the assessment of the adequacy of those procedures and of the authority and diligence of the person(s) carrying out those procedures (except as to any securities transactions involving the possible misuse of non-public information which already have been reported to NYSE), there is no reasonable cause to believe that any Director, Officer, General Partner, or Associated Persons of the Broker-Dealer has misused, made improper use of, or disclosed material non-public information, or may otherwise be in violation of the Exchanges' Rules and Federal securities laws.

Accepted on behalf of Applicant:

Authorized Signatory of the Firm	Date
Print Name of Authorized Signatory of the Firm	Title

EXHIBIT 2 - FINANCIAL DISCLOSURE QUESTIONNAIRE

SOURCE OF CAPITAL

Explain the source of Applicant's capital:

____

____

____

PROPRIETARY ACCOUNTS OF INTRODUCING BROKER-DEALERS ("PAIB")

Does Applicant hold a PAIB? ☐ Yes* ☐ No

* An introducing Broker-Dealer must notify its DEA in writing when it has entered into a PAIB Agreement with a clearing Broker-Dealer regarding the net capital treatment of assets held in proprietary accounts. Assets (cash and securities) held in trading accounts without a PAIB Agreement are considered to be non-allowable in the computation of net capital under SEC Rule 15c3-1. If you are applying for DEA, please enclose a copy of all PAIB Agreements you have entered into with a clearing broker-dealer.

SUBORDINATED LOANS

Have any subordinated loans been made to Applicant?

☐ Yes (explain below) ☐ No

____

____

____

FINANCIAL OR CONTROLLING INTERESTS

Does the Applicant have a financial or controlling (as defined in Form-BD) interest (through direct or indirect stock or bond ownership, through outstanding loans, or otherwise) in any organization engaged in a securities, financial or related business?

☐ Yes (explain below) ☐ No

____

____

____

FINANCIAL ARRANGEMENT

Does the Applicant have a financial arrangement with any other Broker-Dealer?

☐ Yes (explain below) ☐ No

Type of arrangement: ☐ Direct Equity Investment ☐ Any consideration over $5,000

☐ Profit Sharing ☐ Direct Financing

☐ Other _______________________________

Terms of Arrangement (include the names of all participants in the arrangement, and the nature and terms of the arrangement):

____

____

____

EXHIBIT 2 - FINANCIAL DISCLOSURE QUESTIONNAIRE (continued)		
OUTSTANDING DEBT (Check all that apply)		
Does the Applicant owe money to any of the following? ☐ Any NYSE Exchange member firm ☐ Any other national securities or commodities exchange or national securities association ☐ Any member of any other national securities or commodities exchange or national securities association If yes, explain below to whom the money is owed and the dollar amount. Attach a copy of arrangements made for repayment of this debt and evidence of an agreement of repayment. ____________________ ____________________ ____________________		
Does Applicant engage or plan to engage in "Program Trading"?	☐ Yes	☐ No
Does Applicant currently (or does it plan to) consolidate computations of net capital and aggregate indebtedness for any subsidiary or affiliate, pursuant to Appendix C to SEC Rule 15c3-1? (If yes, Applicant must provide financial information for the consolidated subsidiary or affiliate and identify the specific nature of the relationship (e.g., guaranteed, non-guaranteed).	☐ Yes	☐ No
Does Applicant now have, or anticipate during the course of the application process having, a pending application with any SRO regarding a change in ownership, control or business operations? If so, please explain: ____________________ ____________________ ____________________		

EXHIBIT 3 REQUIREMENTS FOR NEW YORK STOCK EXCHANGE LLC APPLICANTS ONLY
☐ If not already an approved New York Stock Exchange Member, provide a written description of the following: ▪ Principal activities of each affiliate (including parent, subsidiary organizations, and other entities under common control), ▪ The nature of the affiliation with Applicant Firm (e.g., parent, subsidiary), and ▪ The type of business relationships between the Applicant Firm and the affiliates
☐ If applicable, identify any principal executives or supervisory personnel of Applicant Firm that are part-time or dually employed and include the following information for each individual: ▪ Nature of their activities with Applicant Firm ▪ Nature of their outside business activities and the amount of time per week devoted to each of the individual's activities ▪ Any additional documentation that would be pertinent to these activities or the NYSE's review of these activities
☐ Organizational Documents should incorporate required provisions, as applicable, per New York Stock Exchange LLC Rule 313 ▪ Rule 313.22 – Provisions concerning redemption or conversion ▪ Rule 4120 – Regulatory Notification and Business Curtailment ("Termination Language")

If Applicant will be performing New York Stock Exchange LLC Equity Floor Based Business, please answer the following questions.

A. EQUITY FLOOR BROKER BASED BUSINESS		
Does Applicant intend to accept orders on the floor over the telephone from public customers? ("Public customers" relate to non-broker/dealers, including institutional or retail customers.) (Information Memos 07-43 and 07-44) Info Memo 07-43 can be found here: https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2007/07-43.pdf Info Memo 07-44 can be found here: https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2007/07-44.pdf	☐ Yes	☐ No
Has Applicant met the Exchange's requirement to establish floor commission billing procedures and retain records for six years? (See New York Stock Exchange LLC Rules 301(e)(1), 353, and 440I)	☐ Yes	☐ No

A. EQUITY FLOOR BROKER BASED BUSINESS (Continued)		
Who is the person responsible for supervision of all floor employees of Applicant? (See New York Stock Exchange LLC Rules 342 and 3110) Please provide that person's full contact information, name, telephone number, mailing address and email address Contact Name: ________ Mailing Address: ________ Phone: ________ Email: ________		
Does Applicant maintain error and investment accounts?	☐ Yes	☐ No

If yes, please indicate the account name and number of the error and investment accounts. (A New York Stock Exchange LLC member organization may have more than one error account, but it may maintain only one error account for Floor-related errors.) (See New York Stock Exchange LLC Rules 18, 123(e), 134, 411 & 407A, Member Education Bulletin 2011-5 and Information Memo 07-72).

Member Education Bulletin 2011-5 can be found here:
https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2011/2011-5.pdf

Information Memo 07-72 can be found here:
https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2007/07-72.pdf

Account Name:	Account #:
Account Name:	Account #:
Account Name:	Account #:

Do Applicant's floor employees maintain their own personal brokerage accounts? (See New York Stock Exchange LLC Rule 407A). If yes, Applicant Firm should list the account name and number of each such account below?	☐ Yes	☐ No

Account Name:	Account #:
Account Name:	Account #:
Account Name:	Account #:

If Applicant is seeking to conduct off-floor business activities from its booth premises, otherwise known as "Blue Line" business, please address the following items:

B. NEW YORK STOCK EXCHANGE BLUE LINE BUSINESS

1. Describe in detail the business plan for conducting upstairs business from the NYSE Trading Floor. Be sure to include the following:
    a. How does the firm plan to separate this upstairs business from on floor business?
    b. How will the firm protect customer information?
2. Provide the Clearing Arrangement and separate Error Account information for this business.
3. Provide name and CRD# of individual(s) who will be handling this upstairs business from the NYSE Trading Floor? Ensure the individual(s) hold the appropriate registrations for doing this business.
4. Provide name of individual(s) who will be supervising the Blue Line activity for the firm? Ensure the individual(s) hold the appropriate registrations for doing this business.
5. Provide amended WSPs to reflect the Blue Line procedures.

Refer to NYSE Rule 54, NYSE Rule 70.40 and NYSE Information Memo # 07-77 regarding guidelines for updating Written Supervisory Procedures (WSPs): https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2007/07-77.pdf

New York Stock Exchange LLC

NYSE American LLC

NYSE Arca, Inc.

NYSE National, Inc.

(Collectively, “NYSE” or the “Exchanges”)

Application for Market Maker Registration*

* Includes Market Maker, Lead Market Maker (“LMM”), Designated Market Maker (“DMM”), Electronic Designated Market Maker (“eDMM”), Specialist and Electronic Specialist (“eSpecialist”)

INDICATE EXCHANGE(S) FOR WHICH APPLICANT IS SEEKING MARKET MAKER MEMBERSHIP (CHECK ALL THAT APPLY)	
☐New York Stock Exchange LLC	☐NYSE American
☐NYSE Arca	☐NYSE National

INDICATE TYPE OF MARKET MAKING TO BE CONDUCTED WITH THIS APPLICATION (CHECK ALL THAT APPLY)	
Equities	**Options**
☐New York Stock Exchange LLC ☐Designated Market Maker	☐NYSE American ☐Options Market Maker ☐Options Specialist ☐Options eSpecialist
☐NYSE American ☐Equity Market Maker ☐Electronic Designated Market Maker	☐NYSE Arca ☐Options Market Maker ☐Options Lead Market Maker
☐NYSE Arca ☐Equity Market Maker ☐Equity Lead Market Maker	
☐NYSE National ☐Equity Market Maker	

SECTION 1 – ORGANIZATIONAL PROFILE					
Date:	______	SEC #:	______	CRD #:	______
LEI #:	______	MPID:	______		

GENERAL INFORMATION

Name of Applicant Broker-Dealer: ______

Business Address: ______

City: ______ State: ______ Zip Code: ______

Business Phone: ______ Website: ______

CONTACT INFORMATION

Contact Name:	______	Title:	______
Phone:	______	Contact Email:	______
Billing Contact Name:	______	Title:	______
Billing Contact Phone:	______	Billing Contact Email:	______

SECTION 2 – NET CAPITAL

Amount: As of Date: Focus Report Line Item:

Source of Net Capital (check all that apply):

☐ Long Proprietary Positions ☐ Interest/Dividends/Commissions ☐ Secured Demand Note

☐ Subordinated Loan ☐ Clearing/Good Faith Deposits ☐ Cash

Other: ______

SECURITIES

List the number of securities for which your firm requests approval: ______

SECTION 3 – OTHER AFFILIATIONS

Is the Applicant a Dealer/Specialist or Market Maker on another registered national securities exchange(s) or association? If yes, please provide the relevant information below.

☐ Yes ☐ No

SRO: ______________________________

Operating Capacity: ______________________

List Securities

SRO: ______________________________

Operating Capacity: ______________________

List Securities

SRO: ______________________________

Operating Capacity: ______________________

List Securities

SECTION 4 – REQUIRED ACKNOWLEDGEMENT

The undersigned, applying for registration as a Market Maker, accepts full responsibility for having knowledge of and adhering to all rules and regulations governing the the applicable Exchanges. The undersigned acknowledges the following requirements:

1. Maintain the net capital requirements as prescribed by SEC Rule 15c3-1, whichever is greater. The net capital requirements apply only to the registered market maker/specialist rather than to each individual market maker/specialist.

2. Provide monthly financial statements consisting of FOCUS Form X-17A-5 to FINRA for Market Maker capital compliance review.

3. Provide detailed financial reports and such other operational reports to FINRA as it may require.

4. Disclose promptly any material change in financial or operational condition, or in personnel in accordance with the rules and procedures of the applicable Exchanges.

5. Establish, maintain, and enforce written procedures to supervise the business in which it engages and to supervise the activities of its associated persons that are reasonably designed to ensure compliance with applicable federal securities laws and regulations of the applicable Exchanges. Such written procedures shall at all times be available for inspection by FINRA or Exchange staff.

AUTHORIZED ACKNOWLEDGEMENT OF THE CONTENTS HEREIN

The undersigned attests that the contents submitted on behalf of the Applicant are complete and agrees to update information as required. Further, the Applicant will abide by all rules of the applicable Exchanges, as may be amended from time to time.

____________________ Authorized Signatory of the Firm	____________________ Date
____________________ Print Name of Authorized Signatory of the Firm	____________________ Title

APPLICATION CHECKLIST

☐ NYSE Application for Membership (including all supplemental documents if required)

☐ Application for Market Maker Registration

☐ Most recent Focus Report

☐ Application for Individual Registration or NRF Designation for each individual Market Maker

☐ Form U4 and fingerprint cards for each individual Market Maker are available on Web CRD

☐ Market Maker Orientation Acknowledgement for individual Equity Market Maker

EXCHANGE-SPECIFIC REQUIREMENTS

New York Stock Exchange LLC DMM Applicants

☐ 1017 filing with FINRA

☐ 123 CAP E Agreement

☐ DLE Agreement

☐ Rule 98 - Operation of a DMM Unit must be addressed within firm's Written Supervisory Procedures

☐ Rule 103.20 - Net Capital Requirements and DMM Capital System (FINRA provides details to firm)

☐ Compliance Officer of DMM Unit must hold the Series 14a exam and have the CF Registration on Web CRD

☐ Firm to provide Reg SHO compliance

☐ 15c3-5 - DMM GUI must accurately handle these requirements

NYSE Arca LMM Applicants

☐ Approved LMMs must confirm in writing that they have tested and are able to maintain continuous two-sided quotes.

Approved Person ("AP") Form

New York Stock Exchange LLC, NYSE American LLC, NYSE Arca, Inc.

This Form is to be completed by an entity registering as an "approved person" with New York Stock Exchange LLC, NYSE American LLC and/or NYSE Arca, Inc. (Collectively, "NYSE" or the "Exchanges")

Instructions

Prior to completing this AP Form ("Form"), the entity registering as an "approved person" ("Applicant") should be familiar with the rules of the Exchanges, as relevant, particularly those rules relating to approved persons, ("Approved Person") including but not limited to NYSE Rule 2, NYSE Rule 304, NYSE American Rule 310, NYSE American Rule 311, NYSE Arca Rule 2.4 and 2.14.

- A copy of the completed Form must be retained by the Applicant and the member organization with which the Applicant is or will be associated ("Member Organization").
- To the extent necessary, provide additional information via a separate attachment referencing the section and question to which the additional information applies.
- The list of Approved Persons must be kept up-to-date with the relevant Exchange(s) and FINRA.
    - A new Form should be completed upon the occurrence of a change (e.g., a change in ownership, a new Approved Person).
    - The elimination of an existing Approved Person should be provided to the relevant Exchange(s) and FINRA in writing (email is acceptable).
    - Notification of changes should be provided to the relevant Exchange(s) (crs@nyse.com) and FINRA (pendingmember@finra.org) within 30 days.

For Applicants associated with firms seeking Exchange membership, please email a signed and completed copy of the Form to Client Relationship Services at crs@nyse.com.

For Applicants associated with existing Exchange member organizations, please email a signed and completed copy of the Form to FINRA, Credentialing, Registration, Education and Disclosure Department at pendingmember@finra.org.

Section I

Exchange Registration(s) applying for: ☐ NYSE ☐ NYSE American ☐ NYSE Arca

1. Name of the AP Applicant Entity: ________________________________ Web CRD#: ________________________

2. Name of the Member Organization or pending Member Organization with which the AP Applicant is or will be associated:

   Member Organization:____ Web CRD#: ________________________

3. Approved Person status is requested pursuant to the rules of the relevant Exchange(s) because the Applicant:
   ☐ *controls* the Member Organization
   ☐ is engaged in a *securities or kindred business* and is *controlled* by the Member Organization
   ☐ is a U.S. registered broker-dealer and is *under common control* with the Member Organization

4. Is the applicant subject to a *Statutory Disqualification* – as the term is defined in Section 3(a)(39) of the Securities Exchange Act of 1934?

   ☐ Yes
   ☐ No

   If an Applicant or any person associated with the Applicant, subsequently become subject to a *Statutory Disqualification* after initial approval, this information must promptly be communicated to the relevant Exchange(s) by sending notification to FINRA at disclosurerevieworg@finra.org.

Section II

1. Address of Applicant's principal place of business (complete address of actual location):

____

2. Date and place of incorporation or jurisdiction under the laws of which Applicant was formed:

____

3. Indicate whether the Applicant has operated under any other names and identify all such names:

____

Section III

By signing below, the Applicant represents and acknowledges the following:

The Applicant is not relying upon the Exchange(s) to provide any information concerning or relating to the Member Organization and agrees that the Exchange(s) has(ve) no responsibility to disclose to the Applicant any information concerning or relating to the Member Organization that it may have now or obtain at any future time. The Applicant agrees for itself, its personal representatives, successors and assigns that neither the Exchange(s), nor any investor, officer, trustee, agent, nor employee of said Exchange(s) shall be liable to the Applicant with respect to the Applicant's investment or interest in the Member Organization or with respect to any repayment of any such investment or interest.

It is understood that the statements made in connection with this Form will be relied upon by the Exchange(s) and may be verified by investigation. The Applicant declares that all such statements are true, complete, current and accurate. It is also recognized that the Exchange(s) reserves the right to request additional information.

The Applicant undertakes and agrees to subject itself to the jurisdiction of the Exchange and to abide by such provisions of the Rules of the Exchange(s) as would at any time apply to an Approved Person as such term is defined in the Rules of the Exchange(s).

The Applicant hereby agrees to comply with the relevant provisions of the Securities Exchange Act of 1934, as amended, and the Rules and Regulations thereunder, and to furnish said Exchange(s) with such information with respect to the Applicant's relationship and dealings with its affiliated Member Organization as the Exchange(s) may require, to supply the Exchange(s) with information relating to the existence of any "statutory disqualification" (as such term is defined in Section 3(a)(39) of the Securities Exchange Act of 1934, as amended) to which the Applicant or any person associated therewith may be subject, to permit examination by the Exchange(s) or its designee of Applicant's books and records in order to verify the accuracy of the aforesaid information, and to subject itself to and abide by the Exchange's(s') disciplinary authority.

Applicant represents that except as is specifically indicated on this form or any supplement thereto, neither it nor any person associated therewith is subject to a statutory disqualification as defined in Section 3(a)(39) of the Securities Exchange Act of 1934, as amended.

Applicant covenants and agrees that the foregoing statements, warranties, representations and undertakings will continue to apply with full force and effect notwithstanding that the Member Organization may have changed its name or form of organization, or legal status (but <u>has</u> retained its same SEC Broker Dealer number) unless Applicant shall have otherwise notified the Exchange(s), in writing.

______________________________	______________________________
Authorized Signatory of the Firm	Date
______________________________	______________________________
Print Name of Authorized Signatory of the Firm	Title
______________________________	
CRD# (If Applicable)	

New York Stock Exchange LLC
NYSE American LLC
NYSE Arca, Inc.
NYSE Chicago, Inc.
NYSE National, Inc.

(Collectively, “NYSE” or the “Exchanges”)

Application for Individual Registration or Non-Registered Associated Persons (“NRF”) Designation

APPLICATION FOR INDIVIDUAL REGISTRATION OR NRF DESIGNATION
Individual Registration To be eligible for registration as defined in Exchange rules, an individual must (i) successfully complete the required examination(s), (ii) complete this Exchange application and any required Orientation Program, and (iii) submit a Form U4 and fingerprint card to Web CRD requesting the appropriate designation with the NYSE Exchange(s). **NRF Designation** To be designated as an NRF, employees and associated persons of a member organization are not required to register with the Exchange(s), but must (i) complete this Exchange application and (ii) submit a fingerprint card to Web CRD.

INDICATE REGISTRATION or NRF DESIGNATION INDIVIDUAL IS SEEKING (CHECK ALL THAT APPLY)	
Equities	**Options**
☐ New York Stock Exchange LLC ☐ ME - Designated Market Maker (Series 19 & DMM exam) ☐ ME - Floor Broker (Series 19) ☐ FL - Floor Clerk (Series 19) ☐ FE - Floor Employee	☐ NYSE American ☐ OM - Market Maker (Series 57) ☐ OM - Floor Broker (Series 57) ☐ OM - Specialist/eSpecialist (Series 57) ☐ FE - Floor Employee ☐ Office Nominee (NRF)
☐ NYSE American ☐ MT - Market Maker Authorized Trader (Series 57)*† ☐ MT - Electronic Designated Market Maker (Series 57) *†	☐ NYSE Arca ☐ OM - Market Maker (Series 57) ☐ OM - Floor Broker (Series 57) ☐ OM - LMM (Series 57) ☐ FE - Floor Employee
☐ NYSE Arca ☐ MT - Market Maker Authorized Trader (Series 57)*† ☐ MT - Lead Market Maker (Series 57) *†	
☐ NYSE National ☐MT - Market Maker Authorized Trader (Series 57) *†	
☐ NYSE Chicago ☐ME - Institutional Broker (IBR Exam + GS, TD or AR registration) ☐ Clerk (NRF) ☐ Voting Designee (NRF)	

**Completed and signed Market Maker Orientation to be submitted*

† The Exchange does not intend to impose different registration requirements on Equity MMATs than are required of Securities Traders. Approved Securities Traders will qualify to register in the MT category

INDIVIDUAL APPLICANT INFORMATION			
Applicant Name:	______________________	CRD:	______________________
Title/Trading Floor Position:	______________________	DOB:	______________________
Phone:	______________________	Email:	______________________

MEMBER ORGANIZATION INFORMATION			
Member Organization Name:	______________________	CRD:	______________________
Primary Contact Name:	______________________	Title:	______________________
Phone:	______________________	Email:	______________________

APPLICATION CHECKLIST

A Form U4 requesting appropriate registrations have been submitted to FINRA through Web CRD
(See above for appropriate registration type for business activity.)

- ☐ Yes
- ☐ N/A (Individual is an NRF)

Does individual have any reportable events on Form U4 Web CRD?

- ☐ Yes
- ☐ No
- ☐ N/A (Individual is an NRF)

Individual has passed or been granted a waiver of the required examination

- ☐ Yes
- ☐ N/A (No exam requirement)

☐ A Fingerprint Card is available on Web CRD

☐ If applicable, Market Maker Orientation has been completed and is attached

TO BE COMPLETED BY INDIVIDUALS REQUIRING PHYSICAL ACCESS TO THE FACILITIES OF THE EXCHANGE(S)

☐ New York Stock Exchange LLC Equity Floor
☐ NYSE American Options Floor
☐ NYSE Arca Options Floor

Expected start date: (if known) ______________________

Position / Reason for access to the Trading Floor: ______________________

Badge # (if applicable): ______________________

Will individual require a Clerk Logon ID?	☐	Yes	☐	No
Is individual currently active on the Exchange Trading Floor?	☐	Yes	☐	No
If no, has individual ever been active on the Exchange Trading Floor in the past?	☐	Yes	☐	No
Enter the last date individual was active on the Trading Floor:	______________________			
New or returning NYSE Floor Brokers, DMMs and Clerks have completed NFOP in last 6 months?	☐	Yes	☐	No

AUTHORIZED ACKNOWLEDGEMENT

I authorize NYSE and its affiliates to give any information they may have concerning me to any employer or prospective employer, any federal, state, or municipal agency, or any other SRO, and I release the Exchange, its affiliates and any person acting on their behalf from any and all liability of whatever nature by reason of furnishing such information.

I affirm my obligation to abide, in full, with the rules and regulations of the Exchange(s) and subject to its regulatory and disciplinary jurisdiction and that of its market and regulatory subsidiaries.

I swear or affirm that I have read and understand the items and instructions on this form and that my answers are true and complete to the best of my knowledge.

Applicant Signature: ______________________ Date: ______________

Member Organization Acknowledgment

Authorized Signatory of Firm: ______________________

Print Name: ______________________ Date: ______________

Options Trading Permit Request Form

NYSE American LLC and NYSE Arca, Inc.
(each an "Exchange")

This form should be used to request an NYSE Arca Options Trading Permit ("OTP") and/or an NYSE American Options Trading Permit ("ATP"). Each OTP or ATP is assigned to a natural person who has met the applicable qualification requirements and designated as an OTP Holder or ATP Holder on behalf of their member organization and must be executed prior to the commencement of trading of that nominee. **Each OTP Holder and/or ATP Holder must complete a separate form.**

INDICATE TYPE OF BUSINESS TO BE CONDUCTED WITH OTP or ATP	
☐ NYSE Arca ☐ Order Sending ☐ Clearing Services ☐ Market Making Number of OTPs requested _____ ☐ Floor Broker	☐ NYSE American ☐ Order Sending ☐ Clearing Services ☐ Market Making Number of ATPs requested _____ ☐ Floor Broker
Effective date for OTPs or ATPs requested:	______________________ (Open of business)

INDIVIDUAL OTP HOLDER/ATP HOLDER INFORMATION This/these permit(s) will be held in the name of the below individual, hereby established as an OTP Holder/ATP Holder, until further notice.			
Name:	______________________	CRD:	______________________
Phone:	______________________	Email:	______________________

MEMBER ORGANIZATION AUTHORIZED SIGNATORY INFORMATION			
Name:	______________________	CRD:	______________________
Phone:	______________________	Email:	______________________

The member organization acknowledges that it will be held liable for all Exchange obligations, including all obligations arising in connection with transactions effected on the Exchange, all obligations owed to the Exchange or any subsidiary of the Exchange, the payment of all Exchange fees and charges, and all obligations accruing in the course of the member organization's and the OTP Holder's/ATP Holder's business on the Exchange.

The OTP or ATP issued pursuant to the Exchange's acceptance of this form will be associated with the member organization until terminated pursuant to the termination provisions delineated in the rules of the Exchange.

Signature of OTP Holder/ATP Holder			
Signature:	______________________	Date:	______________________
Phone:	______________________	Email:	______________________

Member Organization Acknowledgment			
Authorized Signatory of Firm:	______________________		
Print Name:	______________________	Date:	____________

NYSE Master User Agreement

NYSE USER AGREEMENT

Several NYSE Entities operate markets for options and equities (each, a "Platform"). This User Agreement is made between the NYSE Entity(ies) indicated for the Platform selected below ("NYSE") and the User, as identified below.

Platform:	NYSE Entity(ies)
☐ NYSE Arca Equities	NYSE Arca, LLC
☐ New York Stock Exchange	New York Stock Exchange LLC
☐ NYSE American	NYSE American LLC
☐ NYSE National	NYSE National, Inc.
☐ NYSE Chicago	NYSE Chicago, Inc.
☐ NYSE American Options	NYSE Amex Options LLC
☐ NYSE Arca Options	NYSE Arca, Inc.

Note: Please provide a signature page for each entity selected.

User: ______________________________ CRD #: ____________

Business Address: ______________________________

City: ____________________ State: __________ Zip Code: ____________

Contact Name: ____________________ Telephone: ____________________

Email: ____________________

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

1. Definitions

(a) "Authorized Trader" means a person authorized to submit orders to the Platform on behalf of his or her User.

(b) "Connectivity Questionnaire" means the Connectivity Questionnaire or successor form that is located at www.nyse.com.

(c) "Effective Date" means the date this User Agreement is signed by the relevant NYSE Entity(ies).

(d) "Permit" means a trading permit (*e.g.*, Equity Trading Permit, Options Trading Permit, Amex Trading Permit) or member identification number issued by a NYSE Entity for effecting approved securities transactions on a Platform.

(e) "Permit Holder" means a Sole Proprietorship, Partnership, Corporation, LLC or other organization in good standing that has been issued a Permit in accordance with the Rules.

(f) "Information" has the meaning set forth in subsection 6(a).

(g) "Rules" means, with respect to the relevant NYSE Entity(ies) for each Platform, that NYSE Entity's(ies') operating agreements, certification of incorporations, bylaws, rules, procedures, policies, practices, technical specifications, circulars, notices, interpretations, directives and decisions, each as amended from time to time.

(h) "Session Request Form" means the NYSE/NYSE American and NYSE Arca Session Request form or successor form that is located at https://www.nyse.com/publicdocs/nyse/markets/nyse/Client_Session_Request_Form.pdf or successor location.

(i) "User" means the entity, other than NYSE, that has signed this User Agreement.

2. Rights and Obligations

(a) Access. Pursuant to the terms and conditions of this User Agreement, NYSE grants the User a personal, non-exclusive, non-transferable, revocable (at will) right to connect to and access the Platform only in accordance with the then-current Rules and User's obligations under this User Agreement and solely for the purpose of placing orders with the Platform for execution and for receiving information from the Platform about these orders. Further, NYSE grants to User a perpetual, non-exclusive, non-assignable, non-transferable, worldwide irrevocable, royalty-free, fully-paid up license to use, reproduce, display, compile, modify and create derivative works (which derivative works are the exclusive property of User), the information and data received during the term of this Agreement through the Platform even after termination or cancellation of this Agreement. The User is solely and exclusively responsible for any hardware, software, communication equipment, communication services, information formatting requirements or other items or services necessary for accessing and using the Platform. User must request connection to the Platform in a Connectivity Questionnaire accepted by NYSE and must document all requested connectivity in a Session Request Form. For clarity, this license does not permit User to distribute or have distributed data made available from the Platform as a stand-alone commercial service or as part of a compilation, along with data supplied from other Users, in competition with data services of NYSE or an affiliate of NYSE, though User may distribute derivative works it has created under the license set forth in this Section 2(a) as a stand-alone commercial service.

(b) Restrictions on Use; Security. Except as permitted under this Agreement, User may not sell, lease, furnish or otherwise permit or provide access to the Platform or any information or data made available from the Platform to any other entity or to any individual that is not User's employee, customer, agent or regulator; provided User may provide access to information or data made available from the Platform when compelled to disclose pursuant to legal process provided by a court of competent jurisdiction or other governmental entity or regulatory or self-regulatory authority to whose jurisdiction the receiving party is subject. User accepts full responsibility for its employee's, customers' and agent's connection to and use of the Platform and for their compliance with the Rules and the User's obligations under this User Agreement. User shall ensure its employees, customers and agents are made aware (to the extent necessary) of the terms of this User Agreement and that all relevant rights and obligations are reflected in the User's contractual relationships with these third parties (to the extent appropriate). User shall not and shall not allow any other party to alter, decompile or disassemble any code underlying the Platform, attempt to circumvent any security protections for the Platform or interfere with or disrupt the Platform or any servers or networks connected to the Platform. User shall ensure that there is no unauthorized use of or access to the Platform, including unauthorized entry of information into the Platform, or the information and data made available by the Platform. User is responsible for all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Authorized Traders, and for the trading and consequences of these orders, trades and other messages and instructions. Unless otherwise expressly authorized in writing, the Rules or as otherwise permitted by law, User, including any service bureau or public extranet, may not redistribute the information and data made available by the Platform.

(c) User Information. As consideration for receiving authorization to use the Platform, User grants to NYSE a perpetual, non-exclusive, non-assignable and non-transferable (except in both cases as set forth in Section 11), world-wide, irrevocable, royalty-free, fully-paid-up license to use, reproduce, display, compile, modify and create derivative works (which derivative works are the exclusive property of NYSE) of the information and data supplied by User to the Platform, including information or data of or related to User's customers and agents (collectively, "User Data"). User represents and warrants that User owns or has sufficient rights in the information and data to authorize NYSE to perform all of its obligations under this User Agreement and that may be required for User's and NYSE use of the information and data. User represents and warrants that use or delivery of this information and data by User and NYSE: (i) does not violate any copyright, patent, trademark or trade secrets law; (ii) is not an infringement of any kind of any rights of any third party; (iii) does not constitute defamation or invasion of the right of privacy or publicity; and (iv) will not violate any applicable law, regulation or the Rules. No provision in this Agreement impairs any right, interest or use of the information and data supplied by User granted by operation of Securities and Exchange Commission ("SEC") rules or any other rule or law. Except as set forth in this Section 2(c), the parties agree that this Agreement does not grant NYSE any license with respect to User's technology, patents, copyrights, or any other intellectual property.

(d) Fees. User shall pay when due all amounts payable arising from User's access to the Platform. These amounts include applicable exchange and regulatory fees.

(e) Order Designation. All orders and any trades resulting from these orders are the responsibility of the Permit Holder from which the orders originated.

(f) Market Data. User acknowledges that NYSE sells market data products incorporating data from users of the Platform (including User Data) ("Market Data Products") and agrees that nothing in this Agreement other than Section 6(e) interferes with or will be deemed to interfere with NYSE's rights to sell Market Data Products. NYSE shall file fees for any Market Data Products (other than historical and reference data products) with the SEC.

(g) Reverse Engineering. NYSE shall not reverse engineer, decompile, disassemble, or otherwise attempt to derive User's proprietary trading strategies, including algorithms used by User.

NYSE USER AGREEMENT (CONTINUED)

3. Compliance

(a) Compliance with the Rules and Law. User acknowledges that connection to and use of the Platform is governed by the Rules. User represents and warrants that: (i) it will use the Platform only if and when it is authorized to use the Platform pursuant to the Rules and when User is a Permit Holder; (ii) it will comply with the Rules and all applicable laws and regulations, and only connect to and use the Platform in compliance with the Rules and all applicable laws and regulations; (iii) it is and will remain responsible for its connection to and use of the Platform and the connection to and use of the Platform by any of its employees, customers and agents; and (iv) it will familiarize all Authorized Traders with all of User's obligations under this User Agreement and will ensure that they receive appropriate training prior to any use or access to the Platform.

(b) Monitoring. NYSE may monitor the User's connection to and use of the Platform for compliance with all applicable laws, regulations, the Rules and this User Agreement. User shall monitor its employees, agents and customers for compliance with the Rules, the rules and regulations of any self-regulatory organizations of which User is a member, all other applicable regulations and all applicable federal and state laws.

(c) Integrity of the Platform. User shall not: (i) alter the information or data supplied to or received from the Platform in violation of the Rules, (ii) materially affect the integrity of the information or data supplied to or received from the Platform, or (iii) supply or render information or data to or from the Platform that is illegal, inaccurate, unfair, uninformative, fictitious, misleading or discriminatory. User shall not permit its employees, agents, or customers to interfere with or adversely affect the Platform or any connection to and use of the Platform by any other authorized individuals or entities.

(d) Indemnity. User shall indemnify, defend and hold NYSE and its affiliates, officers, directors, employees and agents harmless from and against all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including interest, penalties and attorneys' fees, (collectively, "Claims"), arising from or as a result of (i) User's breach of its obligations under this User Agreement; (ii) NYSE's use or disclosure of User's Information or information in accordance with Section 6(b) (except when used or disclosed for a non-regulatory purpose) or (iii) otherwise from User's connection to and use of the Platform (including connection and use by User's employees, customers and agents) or misuse of the information and data received during the term of this Agreement from the Platform, except in all cases (i)-(iii) to the extent the Claims arise from NYSE's gross negligence, willful misconduct, fraud, breach of this User Agreement or where the Rules provide for liability on the part of NYSE. NYSE may participate, at its own expense, in any defense and settlement directly or through counsel of their choice and User shall not, without the prior written consent of NYSE, enter into any settlement agreement: 1) on terms that would diminish the rights provided to NYSE or increase the obligations assumed by NYSE under this User Agreement, and 2) which does not include an unconditional release of NYSE by every claimant or plaintiff from all liability in respect to the claim, demand, expense, obligation, liability, damage, recovery or deficiency.

4. Change of the Platform

Nothing in this User Agreement constitutes an obligation by NYSE to continue or support any aspect of the Platform in its current form or previous forms. NYSE may from time to time make additions, deletions or modifications to the Platform. NYSE may temporarily or permanently, unilaterally condition, modify or terminate the right of any individuals or entities to access, receive or use the Platform in accordance with the Rules. Further, NYSE may temporarily or permanently terminate the right of any individuals or entities to access the Platform at any time.

5. Ownership

All patents, copyrights, trade secrets, trademarks and other property rights in or related to the Platform and the information and data made available through and/or generated as a result of the Platform (including compilation rights in information and data) are and will remain the exclusive property of NYSE or its licensors. User shall attribute the source as appropriate under all circumstances. For the avoidance of doubt, User retains ownership of all intellectual property rights in and related to its systems, User Data, name, trade name, trademarks and service marks.

6. Information

(a) Confidentiality. Both parties acknowledge that: (i) the Platform and the information and data made available in the Platform (excluding User Data) incorporate confidential and proprietary information developed, acquired by or licensed to NYSE, including confidential information of NYSE or other entities, and (ii) each party may receive or have access to other proprietary or confidential information disclosed and marked as confidential by the disclosing party (the confidential and proprietary information in (i) and (ii), collectively, the "Information"). Except as set forth in this User Agreement, the receiving party shall use the disclosing party's Information solely to perform its obligations under this User Agreement. The receiving party shall take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including: (i) those taken by the receiving party to protect its own confidential information, and (ii) those which the disclosing party may reasonably request from time to time.

(b) Disclosure. The receiving party shall not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this User Agreement. User shall not disclose any data or compilations of data made available to User by the Platform without the express, prior written authorization of NYSE or as specifically authorized under this User Agreement. User consents to NYSE disclosing Information: (i) in accordance with its regulatory obligations, and (ii) to ICE and any affiliates of ICE, subject to the restrictions set forth in this User Agreement. User specifically consents to the disclosure of its Information to the consolidated audit trail pursuant to SEC Rule 613(j)(2) and the Rules.

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party shall immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relieve. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party shall cooperate reasonably in the actions that the disclosing party may request.

(d) Limitation. Unless otherwise required by law, regulation or the Rules, the receiving party has no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party, (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality, (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees or (iv) the receiving party is compelled to disclose pursuant to legal process provided by a court of competent jurisdiction or other governmental entity or regulatory or self-regulatory authority to whose jurisdiction the receiving party is subject.

(e) Non-attribution. NYSE shall not disclose data that directly or indirectly identifies User except: i) when NYSE has received User's prior, written consent; ii) when allowed by the Rules (other than Rules for market data products) or required by law, regulation or government rule; iii) restricted access on a delayed, aggregated basis of an issuer's securities to employees of that issuer that are not trading and dealing personnel; or (iv) as part of post-trade information customarily provided to parties to a trade in equity options.

7. Disclaimer of Warranty

THE PLATFORM AND ANY CONNECTIVITY TO THE PLATFORM IS MADE AVAILABLE "AS IS" AND WITHOUT WARRANTY OF ANY KIND. ALL WARRANTIES, CONDITIONS, REPRESENTATIONS, INDEMNITIES AND GUARANTIES WITH RESPECT TO THE PLATFORM, ANY CONNECTIVITY TO THE PLATFORM AND ANY DATA, SOFTWARE OR INFORMATION MADE AVAILABLE IN THE PLATFORM OR THE CONNECTIVITY BY NYSE OR ITS LICENSORS, WHETHER EXPRESS, IMPLIED OR STATUTORY, ARISING BY LAW, CUSTOM, PRIOR ORAL OR WRITTEN STATEMENTS BY NYSE OR ITS AGENTS, AFFILIATES, LICENSORS OR OTHERWISE (INCLUDING ANY WARRANTY OF SATISFACTORY QUALITY, ACCURACY, UNINTERRUPTED USE, TIMELINESS, LATENCY, TRUTHFULNESS, SEQUENCE, COMPLETENESS, MERCHANTABILITY, FITNESS FOR PARTICULAR PURPOSE , NON-INFRINGEMENT OR THAT THE PLATFORM OR CONNECTIVITY IS FREE OF VIRUSES OR OTHER HARMFUL COMPONENTS AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE) ARE OVERRIDDEN, EXCLUDED AND DISCLAIMED TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW OR RULES.

NYSE USER AGREEMENT (CONTINUED)

8. No Liability for Trades

USER UNDERSTANDS THAT: (I) NYSE IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR A PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH THE PLATFORM, AND (II) NYSE IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING THE USER AND ANY PERSON FOR WHOM THE USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF THE PLATFORM TO PERFORM THIS PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER THE TRADE OR TRANSACTION. NYSE AND ITS AGENTS, AFFILIATES AND LICENSORS ARE NOT LIABLE FOR ANY LOSSES, DAMAGES OR OTHER CLAIMS, ARISING OUT OF THE PLATFORM, ANY CONNECTIVITY TO THE PLATFORM OR THE USE OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM. USER SHALL ABSORB ANY LOSSES, DAMAGES OR OTHER CLAIMS, RELATED TO A FAILURE OF THE PLATFORM TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE OR OTHER DATA ENTERED INTO, OR CREATED BY, THE PLATFORM EXCEPT AS PROVIDED BY THE RULES OR APPLICABLE LAW. IF THIS SECTION IS DEEMED TO CONFLICT WITH ANY OTHER SECTION OF THIS USER AGREEMENT, THIS SECTION SUPERCEDES THE OTHER SECTION.

9. No Consequential Damages

NYSE AND ITS AGENTS, AFFILIATES AND LICENSORS ARE NOT LIABLE FOR ANY LOSS, DAMAGES, CLAIM OR EXPENSE, INCLUDING ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORSEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR CONNECTION TO OR USE OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM, INTERRUPTION IN USE OR AVAILABILITY OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF OR RESULTING FROM BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHER LEGAL OR EQUITABLE THEORY. THIS SECTION DOES NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW OR THE RULES SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION.

10. Term and Termination

This User Agreement is effective as of the Effective Date and remains in effect until terminated. NYSE may terminate this User Agreement, one or more Connectivity Questionnaires or one or more Session Request Forms immediately if: (i) User is in breach of this User Agreement for any reason, (ii) any representations made by User in connection with this User Agreement are or become false or misleading, (iii) NYSE determines that it is necessary to protect the Platform from abuse, degradation or material harm, (iv) NYSE determines that continued provision of access will contravene any local, state, federal or international law or regulation or (v) NYSE is notified that User is no longer a Permit Holder in good standing with NYSE or otherwise is no longer authorized to access the Platform. Either party may terminate this User Agreement, a Connectivity Questionnaire or a Session Request Form for convenience upon thirty (30) days' written notice to the other party. If User does not have at least one Connectivity Questionnaire and Session Request Form in effect, then this User Agreement automatically terminates. If this User Agreement terminates, all Connectivity Questionnaires and Session Request Forms automatically terminate. Upon the termination of this User Agreement, a Connectivity Questionnaire or a Session Request Form for any reason, all rights granted to User under this User Agreement (except for the perpetual license in Section 2(a)), the Connectivity Questionnaire or the Session Request Form, as relevant, cease. The provisions of Sections and subsections 3(d), 5, 6, 7, 8, 9, 10 and 13 survive the termination or expiration of this User Agreement for any reason. Termination of this User Agreement, a Connectivity Questionnaire or a Session Request Form does not relieve User of any obligations incurred through its connection to and use of the Platform.

11. Assignment

User shall not assign, delegate or otherwise transfer this User Agreement, a Connectivity Questionnaire or a Session Request Form or any of its rights or obligations under this User Agreement, a Connectivity Questionnaire or a Session Request Form without NYSE's prior approval. NYSE may, in accordance with the requirements of the Securities Exchange Act of 1934, assign or transfer this User Agreement, Connectivity Questionnaires and Session Request Forms, or any of its rights or obligations under this User Agreement, Connectivity Questionnaires or Session Request Forms to an affiliate, successor or acquiring entity upon notice to User. Any purported assignment or delegation in violation of this Section 11 is null and void.

12. Force Majeure

Without prejudice to any of NYSE's rights under the Rules, neither party is liable nor will be deemed in default for any failure or delay in its performance under this User Agreement (other than User's payment obligations) to the extent due to a cause or causes beyond its control, including acts of God or public enemy, war, terrorist act, insurrection or riot, fire, flood, explosion, earthquake, unusually severe weather, labor dispute, national emergency, or act or omission of any governing authority or agency of a governing authority.

NYSE USER AGREEMENT (CONTINUED)

13. Miscellaneous

(a) Except as set forth in subsections 13(i) and (j), this User Agreement can only be amended by a written instrument signed by both parties. An obligation under this User Agreement can only be waived by a written instrument signed by the party waiving the obligation. The failure of NYSE at any time to enforce any provision of this User Agreement does not affect its right thereafter to require complete performance by User. This User Agreement binds each party's respective successors and permitted assigns. This User Agreement, together with all Connectivity Questionnaires, all Session Request Forms and the Rules, constitute the entire agreement between the parties with respect to connection to and use of the Platform; to the extent that there is a conflict, the following order of precedence applies: i) Rules filed with the SEC; ii) this User Agreement; iii) Connectivity Questionnaires and Session Request Forms; and iv) Rules not filed with the SEC. This User Agreement replaces prior user agreements related to User's use of the Platform, but for the avoidance of doubt does not replace, expand or limit any rights of either party under any vendor or subscriber market data agreement.

(b) This User Agreement is governed by and shall be construed under the laws of the State of New York, without giving effect to any laws, rules or provisions that would cause the application of laws of any jurisdiction other than those of the State of New York.

(c) The parties shall submit all controversies or claims arising out of or relating to this User Agreement, or to its breach or alleged breach, to arbitration in New York, New York administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules. This requirement for arbitration does not prevent either party in accordance with subsection 6(c) from seeking interim injunctive relief in any court of competent jurisdiction in New York, New York. Judgment on the award rendered by the arbitrator(s) may be rendered by a state or federal court sitting in New York, New York, and each party submits to the personal jurisdiction of these courts for the purpose of entering any such judgment. The parties acknowledge that this User Agreement evidences a transaction involving interstate commerce, and that the United States Arbitration Act governs the interpretation and enforcement of this arbitration clause and any proceedings brought pursuant to it. The arbitrator(s), however, shall have no authority to award punitive or other damages, other than interest and fees as may be permitted by this User Agreement, not measured by the prevailing party's actual damages, and no authority to order the arbitration to proceed on behalf of a class or on behalf of any other person not a signatory to this User Agreement. The arbitrator(s) may grant injunctive and other equitable relief, but in granting any relief of any kind the arbitrator(s) may not modify or disregard the terms of this User Agreement. Neither party may bring an action arising out of this User Agreement or any breach or claimed breach of this User Agreement more than one (1) year after the cause of action arose.

(d) If any provision of this User Agreement is held to be unenforceable, in whole or in part, that holding will not affect the validity of the other provisions of this User Agreement.

(e) Headings in this User Agreement are for convenience only and do not form a part of this User Agreement and do not in any way modify, interpret or construe the intentions of the parties.

(f) Nothing contained in this User Agreement will be construed as creating a partnership, joint venture or other contractual relationship between the parties.

(g) Except as otherwise provided in this User Agreement, all notices to the parties must be sent by: (i) courier, (ii) certified mail, postage prepaid and return receipt requested, (iii) e-mail with e-mail acknowledgement of receipt or (iv) in the case of a proposed amendment, circular issued to Users generally. All notices must be sent to the notice address listed on the last page of this User Agreement. Either party may change its designated notice recipient by notice to the other party.

(h) Except for NYSE's affiliates, there are no third party beneficiaries to this User Agreement.

(i) NYSE may, in its sole discretion, immediately amend any provision of this User Agreement, any Connectivity Questionnaire and any Session Request Form by notice to the User, where failure to do so will or would be likely to give rise to a breach of the rules or regulations of an applicable regulatory authority by NYSE. The User expressly agrees that this provision is a condition of this User Agreement and is necessary to ensure that regulatory compliance is maintained by NYSE at all times.

NYSE USER AGREEMENT (CONTINUED)

(j) NYSE may further amend the provisions of this User Agreement on one hundred and twenty (120) days' written notice to the User. User may object in writing to the proposed amendment by providing written notice to NYSE, provided that the response must state in reasonable detail the basis of the objection. The response must be received no later than sixty (60) days after the date that NYSE distributed the proposed amendment. NYSE shall use commercially reasonable efforts to respond to User's timely objection in writing within thirty (30) days of receipt and will use commercially reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the Platform after the expiration of the one hundred and twenty (120) day notice period is deemed acceptance by User of the amendment. NYSE may amend the Connectivity Questionnaire and Session Request Form effective immediately upon posting to www.nyse.com. User may not alter any terms and conditions of this User Agreement, and no modification to this User Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

(k) No remedy conferred by any of the provisions of this User Agreement is intended to be exclusive of any other remedy including any remedy or rights under the Rules, except as expressly provided in this User Agreement, and each and every remedy is cumulative and in addition to every other remedy given under this User Agreement or now or later existing in law or in equity or by statute or otherwise.

(l) It is not the responsibility of NYSE to inform Users of regulatory requirements including all regulatory, audit trail, record keeping and record retention requirements to which they may be subject (in any jurisdiction). The User assumes all responsibility for keeping itself fully informed of all Rules, rules, requirements, policies and laws.

(m) Notwithstanding any other provision in this User Agreement, User acknowledges and agrees that confidential information and services (including any software, data or related materials provided by NYSE to User in connection with this User Agreement) may not be disclosed to any person or entity targeted by any of the economic sanctions of the United States administered by the United States Treasury Department's Office of Foreign Assets Control ("OFAC"), or any person in any country targeted by OFAC sanctions, or used, in whole or in part, in any way that reasonably could be expected to cause a violation by NYSE or an affiliate of NYSE of OFAC sanctions or restrictions on the export, re-export, sale or transfer of goods and technology administered by the United States Department of State or United States Department of Commerce.

The parties have executed this User Agreement by their duly authorized representatives.

Accepted on behalf of User:		**Accepted on behalf of NYSE:**	
______________________________ (Company Name)		Entity:	______________________________
By (Signature):	______________________________	By (Signature):	______________________________
Name:	______________________________	Name:	______________________________
Title:	______________________________	Title:	______________________________
Date:	______________________________	Date:	______________________________

With Notices To:

User Name:	______________________________	NYSE
Contact Name:	______________________________	Attention: Client Relationship Services
Address:	______________________________	353 N. Clark Street, 31st Floor
City, State, Zip:	______________________________	Chicago, IL 60654
Email:	______________________________	crs@nyse.com

NYSE Master User Agreement

Additional Platform Agreement

Several NYSE Entities operate markets for options and equities (each, a "Platform"). User, as identified below, has already entered into a Master User Agreement with at least one NYSE Entity. User would now like to enter into a User Agreement with the NYSE Entity(ies) indicated below for access to the additional Platform(s) selected below. Any User Agreement entered into by means of this Additional Platform Agreement form is a separate User Agreement and incorporates all the terms and conditions of the NYSE Master User Agreement, located at www.nyse.com, as amended from time to time in accordance with the terms of the Master User Agreement.

Platform:	**NYSE Entity(ies)**
☐ NYSE Arca Equities	NYSE Arca, LLC
☐ New York Stock Exchange	New York Stock Exchange LLC
☐ NYSE American	NYSE American LLC
☐ NYSE National	NYSE National, Inc.
☐ NYSE Chicago	NYSE Chicago, Inc.
☐ NYSE American Options	NYSE Amex Options LLC
☐ NYSE Arca Options	NYSE Arca, Inc.

Name of Applicant Broker-Dealer: ______________________ CRD #: ____________

Business Address: ______________________________________

City: ______________ State: ______________ Zip Code: ______________

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

Contact Name: ______________________ Title" ______________________

Phone: ______________________ Email: ______________________

The parties have executed this User Agreement by their duly authorized representatives.

Accepted on behalf of User:

____
(Company Name)

By (Signature): ______________________

Name: ______________________

Title: ______________________

Email: ______________________

Date: ______________________

Accepted on behalf of NYSE:

____
(Entity)

By (Signature): ______________________

Name: ______________________

Title: ______________________

Email: crs@nyse.com

Date: ______________________

NYSE Arca Options - Designated Give-up Notification Form

1. Options Trading Permit ("OTP") Firm Information

OTP Firm Name		CRD #	
Business Contact Name			
Business Contact Phone and E-mail Address			

2. Give-up Information

The above referenced OTP Firm requests NYSE Arca Options ("the Exchange") to enable (or disable) give-ups for the following OTP Clearing Firms (***NOTE***: *Please check the appropriate column/box to indicate whether the give up is to be enabled or disabled).*				Enable Give Up	Disable Give Up
OTP Clearing Firm Name:		OCC #:		☐	☐
OTP Clearing Firm Name:		OCC #:		☐	☐
OTP Clearing Firm Name:		OCC #:		☐	☐
OTP Clearing Firm Name:		OCC #:		☐	☐
OTP Clearing Firm Name:		OCC #:		☐	☐
OTP Clearing Firm Name:		OCC #:		☐	☐
OTP Clearing Firm Name:		OCC #:		☐	☐
OTP Clearing Firm Name:		OCC #:		☐	☐

OTP Firm represents that it has appropriate policies and procedures applicable to the clearing and settlement of transactions executed pursuant to this agreement and Exchange Rule 6.15-O.

OTP Firm represents that it has a valid Clearing Letter of Consent or Letter of Authorization on file with the Exchange.

Print Name and Title of Authorized Signatory			
Signature		Date	

Please return to Client Relationship Services via email CRS@nyse.com.

NYSE Arca, Inc.

Application to Become a Lead Market Maker In a Particular NYSE Arca Primary Listed Security*

*Must be an existing Lead Market Maker ETP in order to submit this application

LIST OF SECURITIES FOR LMM REGISTRATION

Unless otherwise indicated by NYSE Arca, this application shall be submitted only by a registered Lead Market Maker Equity Trading Permit ("LETP") holder that seeks to apply to become a Lead Market Maker in a particular NYSE Arca listed security. In addition to the information requested below, any LMM applicant that wishes to provide additional information to the listed company (e.g., trading firm's background), may submit such information with its application. Note that any written information may be subject to regulatory action if information is deemed to be deliberately misleading or inaccurate.

Date: ______________ SEC #: ______________ CRD #: ______________ MPID: ______________ (If NASDAQ Participant)

Name of Applicant LETP: ______________________________

Business Contact: ______________________ Business Phone: ______________

Business Email: ______________________________

Solicitations for LMM Applications in individual securities should be sent to this Email address: ______________________

Name, telephone number, and email address of the contact that will serve as the Lead Market Maker Designee:

Name: ______________ **Phone:** ______________ **Email:** ______________

This Designee should be listed within Section 3 of the LETP's Market Maker Application and may, but need not, be registered as a MMAT. The Designee will serve as the main contact for the LMM firm and must be present at any interviews with a listing company in connection with an LMM Application.

LMM applicants are required to ensure the following information on file with the Exchange is accurate and up to date:

- ❑ Organizational Profile
- ❑ Other SRO affiliations of the Applicant
- ❑ A list of registered MMATs, including NYSE Arca requirements regarding the Market Maker Orientation Program for each
- ❑ Supervisory procedures of the Applicant relating to Market Making

Each LMM applicant is also required to attest to the following questions. Each item should be initialed by an authorized Officer, Partner, Managing Member, or the Sole Proprietor of the Applicant. If any of the below items results in a "Yes" answer, please supply additional details with this application.

Has the physical makeup of the trading floor/facilities or actual location of the MMAT(s) for the Applicant changed since previous disclosure to the Corporation? ☐ Yes ☐ No

PROPOSED REGISTRATIONS - Please list the security in which you are applying to become the LMM*:

* LMM applicants will be required to be registered as an Odd Lot Dealer in securities in which they are designated as LMM, pursuant to NYSE Arca Rule 7.24-E

Security Name: ______________________________ Symbol: ______________

Designated Market Maker Authorized Trader(s) for this security:

Name: ______________________________ CRD #: ______________

Name: ______________________________ CRD #: ______________

Name: ______________________________ CRD #: ______________

For future additions or changes to your list of securities, you will be required to submit additional copies of Sections 7 & 8.

On this page, please describe all contacts with the companies listed above prior to this application, including the names and positions involved, date and circumstances of contact, and whether in person or otherwise. If there have not been any contacts, please so state.

Name of Company	Description and Date of Contact

INFORMATION FOR LEAD MARKET MAKER

LMMs are subject to NYSE Arca rules. To ensure compliance, please consult your compliance department and/or legal counsel to determine the rules that are applicable, including the rules referenced below.

NYSE Arca Rule 7.22-E: Registration of Market Makers in a Security

(d) Designated Market Makers and **Lead Market Makers** shall be selected by the Corporation. Such selection shall be based on, but is not limited to, the following: experience with making markets in equities; adequacy of capital; willingness to promote the Exchange as a marketplace; issuer preference; operational capacity; support personnel; and history of adherence to Exchange rules and securities laws.

NYSE Arca Rule 7.24-E: Designated Market Maker Performance Standards

(a) Designated Market Makers will be required to maintain minimum performance standards the levels of which may be determined from time to time by the Corporation. Such levels will vary depending on the price, liquidity, and volatility of the security in which the Designated Market Maker is registered. The performance measurements will include (i) percent of time at the NBBO; (ii) percent of executions better than the NBBO; (iii) average displayed size; (iv) average quoted spread; and (v) in the event the security is a derivative security, the ability of the Designated Market Maker to transact in underlying markets.

(b) Designated Market Makers that are **Lead Market Makers** will be held to higher performance standards in the securities in which they are registered as **Lead Market Makers** than Designated Market Makers that are not **Lead Market Makers**.

NYSE Arca Rule 8.201-E(g): Commodity-Based Trust Shares; Market Maker Accounts

Market Maker Accounts. An ETP Holder acting as a registered Market Maker in Commodity-Based Trust Shares must file with the Exchange in a manner prescribed by the Exchange and keep current a list identifying all accounts for trading in an underlying commodity, related commodity futures or options on commodity futures, or any other related commodity derivatives, which the Market Maker may have or over which it may exercise investment discretion. No Market Maker shall trade in an underlying commodity, related commodity futures or options on commodity futures, or any other related commodity derivatives, in an account in which a Market Maker, directly or indirectly, controls trading activities, or has a direct interest in the profits or losses thereof, which has not been reported to the Exchange as required by this Rule.

In addition to the existing obligations under Exchange rules regarding the production of books and records, the ETP Holder acting as a Market Maker in Commodity-Based Trust Shares shall make available to the Exchange such books, records or other information pertaining to transactions by such entity or registered or non-registered employee affiliated with such entity for its or their own accounts for trading the underlying physical commodity, related commodity futures or options on commodity futures, or any other related commodity derivatives, as may be requested by the Exchange

AUTHORIZED ACKNOWLEDGEMENT OF THE CONTENTS HEREIN

The undersigned attests that the contents submitted on behalf of the Applicant are complete and agrees to update information as required. Further, the Applicant will abide by all rules of the Exchange, as may be amended from time to time.

Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor	Date
Print Name	Title

NYSE Arca Retail Liquidity Provider (RLP) Application

Instructions: In order to ensure your Firm's participation in the NYSE Arca Retail Liquidity Provider ("RLP") program and to ensure that connectivity is established between NYSE Arca and your Firm, and that only employees of your Firm have access to NYSE Arca facilities and systems using your Firm's connection, the completion of this application is required prior to RLP approval.

See NYSE Arca Rule 7.44-E for a full definition of terms and requirements of the RLP program.

1. Customer Information

Name of Member Firm	
Business Address	
Business Contact Name	
Business Contact Phone	
Business Contact E-Mail	

2. Business and Technology Questions

Is your firm currently an Approved Equity Trading Permit Holder and Market Maker? **NYSE Arca requires RLP applicants to be registered as Market Makers or Lead Market Makers.*	☐ Yes ☐ No
As a NYSE Arca Member Organization, do you currently have connectivity to route orders to the Exchange?	☐ Yes ☐ No
If you are using a Service Bureau (e.g., Order Management System "OMS") for NYSE Arca connectivity, please provide the name of the technology provider.	

Please provide the NYSE Arca Market Maker Authorized Trader IDs that will be used for the RLP program and corresponding symbols you would like assigned to each.* **Please Note:** Only one of your Firm's MM ID's can be designated as the RLP in a given symbol. However, your Firm can use different MM ID's for different symbols.

MM ID:____________________ Symbols:____

MM ID:____________________ Symbols:____

MM ID:____________________ Symbols:____

MM ID:____________________ Symbols:____

** If necessary, applicants may attach a list of MMIDs that will be used for the RLP program and corresponding symbols you would like assigned to each*

Please describe the current business structure of the division within your Firm that will become an RLP.

Please attach documentation that will demonstrate your Firm's ability to meet the requirements of an RLP pursuant to NYSE Arca Rule 7.44-E.

Name (Printed)	
Name (Signature)	
Title	
Date	

Please return to Client Relationship Services at crs@nyse.com.

NYSE Arca, Inc. - Retail Member Organization Application

Instructions: The completion of this application is required in order for your Firm to participate in the NYSE Arca Retail Liquidity Program ("RLP") as a Retail Member Organization ("RMO"), to establish connectivity between NYSE Arca and your Firm, and to ensure that only employees of your Firm have access to NYSE Arca facilities and systems using your Firm's connection. To qualify as an RMO, an ETP Holder must conduct a retail business or route retail orders on behalf of another broker-dealer. For purposes of this program, conducting a retail business includes carrying retail customer accounts on a fully disclosed basis.

A "Retail Order" is an agency order that originates from a natural person and is submitted to NYSE Arca by an RMO, provided that no change is made to the terms of the order with respect to price or side of market and the order does not originate from a trading algorithm or any other computerized methodology.

Please note: If an RMO uses an algorithm to determine to send an existing Retail Order into the NYSE Arca RLP program, such order is acceptable to the program and is not deemed to have originated from a trading algorithm strictly as a result of the brokerage firm's algorithm, provided that the RMO assures that the Retail Order meets the underlying rule requirements, including that the routing algorithm does not change the terms of the order with respect to price or side of the market. Additionally, the Retail Order provision preventing changes to the terms of the order (e.g. price or side) is not meant to prevent an RMO from ensuring a better execution experience for the retail customer, such as by adding a limit to a Retail Order.

An RMO may submit Retail Orders in a riskless principal capacity as well as an agency capacity, provided that (i) the entry of such riskless principal orders meets the requirements of FINRA Rule 5320.03, including that the RMO maintains supervisory systems to reconstruct, in a time-sequenced manner, all Retail Orders are entered on a riskless principal basis; and (ii) the RMO does not include non-retail orders together with the Retail Orders as part of the riskless principal transaction.

See NYSE Arca Rule 7.44-E for a full definition of terms and requirements of the RLP program.

1. Customer Information

Name of Member Firm ("Applicant")	
Business Address	
Business Contact Name	
Business Contact Phone	
Business Contact E-Mail	

2. Business and Technology Questions

Does your firm currently send orders to the Exchange using multiple MPIDs?	☐ Yes ☐ No
Please identify all MPIDs that will be used to submit Retail Orders.	
As an NYSE Arca Member Organization, do you currently have connectivity to the Exchange?	☐ Yes ☐ No
Is this connection utilized for order routing, receiving market data or both?	☐ Order Routing ☐ Receiving market data ☐ Both
Is this connection enabled to designate Retail Orders by entering the value "RET" in Fix Tag 57, or the Binary field: SenderSubID.	☐ Yes
If you are using a Service Bureau (e.g., Order Management System "OMS") for NYSE Arca connectivity, please provide the name of the technology provider.	
If you are routing retail order flow on behalf of one or more broker-dealer customers, your firm will be required to execute a separate document with this firm or firms. That document should be kept for your files, and is not required to be submitted to the NYSE Arca exchange unless requested.	

Please describe the current business structure of the division within your Firm that qualifies you as an RMO.
Please provide supporting documentation sufficient to demonstrate the retail nature and characteristics of your order flow. For example, please provide sample marketing literature, website screenshots, and other publicly disclosed materials describing the retail nature of your order flow, and such other documentation and information as the Exchange may require to obtain reasonable assurance that the applicant's order flow would meet the requirements of the Retail Order definition.

3. RMO Supervisory Requirements

By executing this Application, the Applicant attests that substantially all orders submitted by the Applicant as a Retail Order would meet the qualifications for such orders under NYSE Arca Rule 7.44-E. Applicant further attests that it has in place Written Supervisory Procedures (WSPs) pursuant to Rule 7.44-E (b)(6).

Such WSPs require Applicant to:

(i) exercise due diligence before entering a Retail Order to assure that entry as a Retail Order is in compliance with the requirements of this Rule, and
(ii) monitor whether orders entered as Retail Orders meet the applicable requirements. If an RMO represents Retail Orders from another broker-dealer customer, the RMO's supervisory procedures must be reasonably designed to assure that the orders it receives from such broker-dealer customer that it designates as Retail Orders meet the definition of a Retail Order.

The Applicant must:

(i) obtain an annual written representation, in a form acceptable to the Exchange, from each broker-dealer customer that sends it orders to be designated as Retail Orders that entry of such orders as Retail Orders will be in compliance with the requirements of this Rule; and
(ii) monitor whether its broker-dealer customer's Retail Order flow meets the applicable requirements.

Name (Printed)	
Name (Signature)	
Title	
Date	

Please return to Client Relationship Services at crs@nyse.com.

NYSE Arca Options
Limited Public Customer Business Attestation

The undersigned OTP Holder/OTP Firm, conducting a Limited Public Business in Options pursuant to Rule 6.43(b), agrees to perform the following as a condition of their approval

- OTP Holder or OTP Firm will be required to file Monthly FOCUS Reports;
- OTP Holder or OTP Firm will be subject to SEC Rule 15c3-3 (Customer Protection Rule) if exemption is not satisfied;
- OTP Holder or OTP Firm must have an Annual Audit by an independent public accounting firm. These reports are required to be submitted to the SEC pursuant to SEA Rule 17a-5(f)(2). Copies are also required to be submitted to FINRA Reg. Coordinator on behalf of the Exchange.
- OTP Holder or OTP Firm must maintain P&S blotters, Order Tickets, Account Documentation;
- Amend Form BD on Central Registration Depository (CRD), as necessary;
- Continuing Education Requirements associated with any required licensing must be met.
- OTP Firms Anti-Money Laundering Compliance Program must be updated to adequately addresses the public business conducted (including a Customer Identification Program);
- Requirement to submit an Annual Report to FINRA on behalf of the Exchange, as well as a report to control persons, by April 1 of each year. (NYSE Arca Rule 9.18(G))

OTP Holder ________________________________ CRD# ________________________________

Authorized Signature ________________________________ Date ________________________________

Please send the signed attestation form as well as any supporting documentation to crs@nyse.com.

NYSE Arca Options Connectivity Application & Questionnaire (CQ)

Instructions and Information

NYSE Arca Options Trading Permit (OTP) Holders must complete and the Exchange must approve the following questionnaire prior to establishing connectivity to the Exchange. All connections are subject to applicable Federal securities laws and Exchange rules, including the NYSE Arca User Agreement found in the NYSE Arca OTP applications located here: https://www.nyse.com/publicdocs/nyse/markets/arca-options/NYSE_Arca_Options_OTP_Firm_Application.pdf.

1. Process for adding Connectivity:

- Connectivity Application (CQ) is sent to Client Relationship Services (CRS) at **CRS@nyse.com**.
- When the CQ is approved, CRS permissions the new connection for trading for the next business day and notifies the OTP Holder.
- If a connection is terminated by the OTP Holder, the OTP Holder must notify **CRS@nyse.com** within one business day.

2. The below diagrams illustrate the possible connectivity configurations:



OTP Holder order flow sent either through direct connection or service bureau
TP Holder
SB / OMS
Exchange
Pass-thru access (i.e., agency trading)
XYZ Firm
TP Holder
Exchange
Service Bureau / Order Management System / 3rd party access
XYZ Firm
TP Holder
SB / OMS
Exchange
Direct Sponsored Access where XYZ Firm utilizes the OTP Holder's TP ID for direct access to the Exchange
Sponsored Participant Agreement is required
No longer applicable due to SEC Rule 15c3-5
XYZ Firm
TP Holder
Exchange

3. The full text of rules referenced in the NYSE Arca Options Connectivity Application & Questionnaire can be found at https://www.nyse.com/regulation/nyse-arca

NYSE Arca Connectivity Application & Questionnaire

3. OTP Holder and Contact Information

OTP Holder Firm Name:		Web CRD™ Number:	
Business Contact:		Business Contact E-Mail:	
Compliance Contact:		Compliance Contact E-Mail:	

4. Connectivity Questions

Name of the Connection(s): This row is completed by CRS only	OTP ID Connection(s)
Identify the purpose of this new connection. **Note: If a new Session or Drop Copies are required for this connection, please complete and submit the Session Request form to Connectivity@nyse.com**: **https://www.nyse.com/publicdocs/nyse/markets/nyse/Client_Session_Request_Form.pdf**	☐ Routing orders to NYSE Arca ☐ Clearing functions ☐ Billing functions ☐ New technology provider ☐ Other (explain):________________________________
Is this connection for orders routed by the OTP Holder, or an affiliate or customer of the OTP?	☐ Orders routed by the OTP Holder ☐ Orders routed by an affiliate of the OTP Holder ☐ Orders routed by a customer of the OTP Holder
If the connection is for routing orders, please identify the end user(s) of the new connection.	☐ Prop Trading Desk ☐ Individual Trader ☐ Algorithm/Black Box ☐ Market Maker ☐ Retail Customers ☐ Hedge Fund ☐ Institutional Customers ☐ Agency ☐ Other (explain):_________________________
If the connection is for a non-U.S. entity, please provide the country of domicile.	Country of Domicile:
If the OTP Holder is using a Service Bureau (SB) or Order Management System (OMS) for this new connection, please provide the name of the technology provider.	SB/OMS Name: Authorized for:____________________________ (Provide a separate list if more space is required)

By signing this Connectivity Application:

- **The OTP Holder represents that it has established effective regulatory policies and procedures pursuant to NYSE Arca Rules 9.2-O(b) and 11.18 as applicable, as well as Regulatory Bulletin RB0-07-06, to review for violations of NYSE Arca and federal rules over the order flow that is sent through this connection.**
- **The Applicant Firm confirms having established effective regulatory policies and procedures to monitor order flow pursuant to SEC Rule 15c3-5.**
- **The Applicant Firm attests that the Firm will not provide any direct or sponsored access to the NYSE Arca platforms to any third party through this connection.**
- **The Applicant Firm understands that this route is not to be used for any other purpose or for any other entity other than what is documented in the Connectivity Questionnaire**

ADDITIONALLY, UNLESS OTHERWISE AGREED IN WRITING BY THE EXCHANGE AND USER, THE EXCHANGE MAY, WITHOUT INCURRING ANY LIABILITY TO USER, SUSPEND THE CONNECTION AND ANY OR ALL SERVICES AT ANY TIME, WITHOUT NOTICE AND WITHOUT CAUSE.

Name and Title (Printed)	
Name (Signature)	

Please return to Client Relationship Services via email at CRS@nyse.com.

PILLAR Connectivity Questionnaire (CQ)

Instructions and Information

Permit Holders must complete and the Exchange must approve the following questionnaire prior to establishing connectivity to the Exchange. All connections are subject to and governed by applicable laws, regulations and Rules and any applicable user agreement.

1. Process for adding Connectivity:

- Step 1: Completed Connectivity Questionnaire (CQ) is sent to Client Relationship Services (CRS) at CRS@nyse.com. Please complete one CQ for each MPID.
- Step 2: When the CQ is approved, CRS permissions the new access type for the next business day and notifies the Permit Holder and the API Technical Support team.
- Step 3: API Technical Support completes any necessary session updates. If a new session is required, please also submit the Session Request Form available at **www.nyse.com/pillar**.
- Step 4: Permit Holder's new access to the Exchange is complete.
- If a connection is terminated by the Permit Holder, the Permit Holder must notify CRS@nyse.com within one business day.

2. The full text of rules referenced in this Connectivity Questionnaire can be found at www.nyse.com/regulation.

3. Permit Holder and Contact Information

Permit Holder Firm Name:		Web CRD™ Number:	
Business Contact:		Business Contact E-Mail:	
Compliance Contact:		Compliance Contact E-Mail:	

4. Details

MPID requesting access to: ☐ NYSE Arca Equities ☐ NYSE American ☐ NYSE National ☐ NYSE Equities ☐ NYSE Chicago ☐ NYSE American Options ☐ NYSE Arca Options	**MPID:**
Will this MPID be accessing the exchange via a direct session or through a NYSE Service Bureau*? ***Service Bureau must sign in Section 5**	☐ Direct (FIX) ☐ Direct (Binary) ☐ Service Bureau (SB Name: ______________________________)
Will this MPID be used by a customer or affiliate of the Permit Holder? **If Yes, please list the customer or affiliate name**:	☐ Yes ☐ No ______________________________

By signing this Connectivity Questionnaire:

- **The Permit Holder represents that it has established reasonably designed regulatory policies and procedures and pre-trade risk management systems pursuant to applicable Rules and federal rules over the order flow that is sent through this connection.**
- **The Permit Holder confirms having established reasonably designed regulatory policies and procedures to monitor order flow pursuant to SEC Rule 15c3-5.**
- **The Permit Holder understands that this route is not to be used for any other purpose or for any other entity other than what is documented in this Connectivity Questionnaire**

Name and Title (Printed)	
Name (Signature)	

Please return to Client Relationship Services via email at CRS@nyse.com.

PILLAR Connectivity Questionnaire (CQ)

5. Service Bureau Authorization

Permit Holder Firm Name:		MPID:	

The undersigned, as an approved NYSE Service Bureau, agrees to provide access to the NYSE Platform for the above mentioned Permit Holder per the information outlined in this Connectivity Questionnaire and in accordance with the NYSE Service Bureau Connection Agreement, or other applicable NYSE Agreement.

Service Bureau Company Name:	
Authorized Signature:	
Name and Title:	
Phone:	
E-Mail:	

Please return to Client Relationship Services via email at CRS@nyse.com.

Pillar
Service Bureau Connection Agreement

SERVICE BUREAU CONNECTION AGREEMENT

The undersigned ("User"), as a condition and in consideration of being permitted to connect to the Pillar technology platform ("Pillar"), for the purposes of connection to one or more market (as identified below), agrees with the NYSE Entity(ies) indicated below as set forth in this Service Bureau Connection Agreement ("Connection Agreement").

Platform:	NYSE Entity(ies)
☐ NYSE Arca Equities	NYSE Arca, LLC[1]
☐ NYSE American	NYSE American LLC
☐ NYSE National	NYSE National, Inc.
☐ New York Stock Exchange	New York Stock Exchange LLC
☐ NYSE Chicago	NYSE Chicago, Inc.
☐ NYSE American Options	NYSE Amex Options LLC
☐ NYSE Arca Options	NYSE Arca, Inc.

General Information

Name of Firm or Company ("User"): ______________________________
(If User changes its name, a new Connection Agreement is required.)

AKA Name / Formerly Known As: ______________________________

Address: ______________________________

____

Contact Person: ______________________________

Title: ______________________________

Phone: ____________________ Fax: ____________________

Email: ______________________________

Web Address: ______________________________

User represents that it is

☐ a service bureau acting on behalf of an approved member/participant/permit holder ("Subscriber") of the market(s) identified above. If User is responsible for more than one Subscriber, User must list all Subscribers in Exhibit A.

Authorization and Acceptance

Authorized Signature of User: ______________________________

Name: ______________________________

Title: ______________________________

Date: ____________________

Please return completed form to Client Relationship Services at crs@nyse.com

[1] NYSE Arca operates a Platform of its affiliate, NYSE Arca, Inc., a self-regulatory organization.

PILLAR SERVICE BUREAU CONNECTION AGREEMENT TERMS AND CONDITIONS

1. Connection
This Connection Agreement provides User only with a connection to Pillar ("Pillar Connection") and does not assure User or any end user receiving connectivity directly or through User ("End User") of the right to access the New York Stock Exchange, NYSE MKT, NYSE Arca Equities, NYSE Arca Options, NYSE Amex Options, or NYSE Bonds marketplaces (each a "NYSE Market" and together "NYSE Markets") and User is responsible for making separate arrangements to access each NYSE Market. In NYSE's sole discretion, the use of or the right to receive or redistribute a Pillar Connection or access to the NYSE Markets (a) may not be made available to all persons or entities, and (b) may require compliance with additional terms, obligations and conditions, including execution of and compliance with additional documentation. User shall ensure that each End User is a Subscribers of any NYSE Market to which User provides the End User a Pillar Connection and shall not allow any End User that is not also a Subscriber of a NYSE Market access to that NYSE Market.

2. Proprietary Rights
User agrees that all proprietary rights in Pillar and the Pillar Connection are and shall remain the property of NYSE and its third party providers of data, information, data processing services or other services related to the Pillar Connection or any service ("Third Party Providers"), and User shall have no proprietary right or interest in Pillar or the Pillar Connection.

3. Compliance with Law
User shall comply with (i) all applicable laws, regulations, interpretations, decisions, opinions, orders and other requirements of the SEC; (ii) all rules, regulations, interpretations, decisions, opinions, orders and other requirements of any applicable NYSE Markets, relating to Pillar and the Pillar Connection. User shall not (a) alter, decompile, or disassemble any code underlying Pillar or the Pillar Connection or (b) attempt to circumvent any security protections for Pillar or the Pillar Connection, or (c) interfere with or disrupt Pillar or the Pillar Connection, or any servers or networks connected to the NYSE Markets, or (d) give access to or disclose to any unauthorized person any password, encryption key or other security methodology through which Pillar or any Pillar Connection is accessed. User shall take all reasonable precautions to safeguard the confidentiality of any password encryption key or other security methodology.

4. Specifications and Testing
User has read and understands the specifications and policies located at www.nyse.com/connectivity/specs any other specifications and policies applicable to User, the Pillar Connection and the NYSE Markets, all as updated from time to time and located at www.nyse.com (collectively, the "Specifications"). User shall comply with and be bound by all provisions of the Specifications, as currently in effect and, in accordance with Section 6 below, as they may be amended from time to time. User shall cooperate with NYSE and whatever other parties NYSE specifies as required for testing of business continuity and disaster recovery plans, including backup systems.

5. Suspension of Pillar Connection
NYSE may, without incurring any liability, suspend the User's or an End User's Pillar Connection at any time, without notice (unless the provision of advance notice is reasonably practicable) and without cause.

6. Amendment
NYSE may amend this Connection Agreement and the Specifications from time to time upon giving notice of the terms of any amendment to User by any reasonable means, including by publication on www.nyse.com (the "Website"). With regard to any amendment effected by publication on the Website, NYSE shall use reasonable efforts to advise User of the publication of the amendment by sending notice to the email address of User's Contact Person set forth on the signature page of this Connection Agreement. NYSE, in its sole discretion, may limit, expand or terminate, or subject to different or additional terms, conditions or restrictions, the Pillar Connection. User's use of the Pillar Connection after thirty (30) days of publication or receipt of notice of amendment of this Connection Agreement or of the Specifications constitutes acceptance of that amendment. If User changes its name, a new Connection Agreement is required. If the Subscriber for a Service Bureau becomes invalid, User shall send NYSE notice of this invalid status within thirty (30) days of the Subscriber becoming invalid, and a new Connection Agreement or Exhibit A, as relevant, is required. If the User adds additional Subscribers, User must sign an updated Exhibit A. Connection Agreements must be current as determined in NYSE's sole discretion. Connection Agreements that are not current are subject to termination by NYSE.

7. Payment
User shall pay NYSE, LLC for the Pillar Connection by End Users per the charges set forth in the applicable NYSE Market fee schedule available at www.nyse.com ("Fee Schedules"). User shall make payments pursuant to the terms set forth in this Connection Agreement and the Fee Schedules. Payment is due within thirty (30) business days from the invoice date. Charges may be changed by NYSE effective at any time. User may arrange for third party billing, however, User shall be fully responsible for all payments due under this Connection Agreement regardless of designation of a third party payor. User agrees to pay all third party charges, such as sales taxes, which are User's legal responsibility to pay.

8. Disclaimer

PILLAR AND THE PILLAR CONNECTION ARE PROVIDED TO USER ON AN "AS IS" BASIS. NYSE, NYSE TECHNOLOGIES CONNECTIVITY, INC., THE THIRD PARTY PROVIDERS AND EACH OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS AND LICENSORS ARE REFERRED TO AS THE "DISSEMINATING PARTIES." WITH RESPECT TO PILLAR AND THE NYSE MARKETS, PILLAR CONNECTION, AND THEIR RESPECTIVE CONTENTS, THE DISSEMINATING PARTIES DO NOT MAKE ANY REPRESENTATIONS AND, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, DISCLAIM ALL EXPRESS, IMPLIED AND STATUTORY WARRANTIES OF ANY KIND TO USER, END USER OR ANY THIRD PARTY. THIS DISCLAIMER INCLUDES REPRESENTATIONS AND WARRANTIES REGARDING ACCURACY, TIMELINESS, COMPLETENESS, SEQUENCING, LATENCY, CURRENTNESS, NON-INFRINGEMENT, MERCHANTABILITY, OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ANY REPRESENTATIONS OR WARRANTIES ARISING FROM USAGE OR CUSTOM OF TRADE OR BY OPERATION OF LAW. THE DISSEMINATING PARTIES ASSUME NO RESPONSIBILITY FOR THE CONSEQUENCES OF ANY ERRORS OR OMISSIONS, DELAYS, INACCURACIES, SYSTEM FAILURES OR ANY OTHER FAILURES OR SHORTCOMINGS IN CONNECTION WITH THE USER'S OR END USER'S RECEIPT AND USE OF PILLAR, THE NYSE MARKETS OR PILLAR CONNECTION, AND DO NOT GUARANTEE THE TIMELINESS, SEQUENCE, ACCURACY OR COMPLETENESS OF ANY INFORMATION OR DATA PROVIDED AS PART OF PILLAR, THE NYSE MARKETS OR PILLARCONNECTION.

9. Limitation of Liability

TO THE EXTENT PERMITTED BY APPLICABLE LAW, IN NO EVENT ARE THE DISSEMINATING PARTIES LIABLE TO USER, ANY END USER OR ANYONE ELSE FOR:

A) ANY TYPE OF DAMAGES (SUCH AS DIRECT, CONSEQUENTIAL, SPECIAL, INCIDENTAL, PUNITIVE OR INDIRECT DAMAGES), EVEN IF ADVISED OF THE POSSIBILITY OF THE DAMAGES,
B) ANY OTHER LOSS OR INJURY, OR
C) ANY TELECOMMUNICATIONS CHARGES OR OTHER COSTS, INCURRED BY USER IN ACCESSING OR USING PILLAR, THE NYSE MARKETS OR PILLAR CONNECTION.

10. Governing Law

This Connection Agreement is governed by and construed in accordance with the laws of the State of New York, USA, without regard to choice of law principles, as the laws of the State of New York apply to agreements made and performed solely within New York. If a court finds any term or provision of this Connection Agreement to be invalid or unenforceable, that term or provision will be ineffective only to the extent of the finding and the court's jurisdiction, without rendering invalid or unenforceable the remaining terms and provisions of this Connection Agreement in that court's jurisdiction or affecting the validity or enforceability of any of the terms and provisions of this Connection Agreement in any other jurisdiction.

11. Term and Termination

This Connection Agreement is effective only when accepted by NYSE. User will be notified of this acceptance by email at the email address of User's Contact Person set forth on the signature page of this Connection Agreement. The term of this Connection Agreement commences upon valid execution by the User and delivery to and acceptance by NYSE, and continues until the last day of the month which is one month after the month in which this Connection Agreement commences. Thereafter, the term of this Connection Agreement automatically extends for one month terms from month to month, unless terminated in accordance with the terms of this Section 11. This Connection Agreement may be terminated by User upon five (5) days' notice to NYSE, and by NYSE at any time in NYSE's sole discretion; provided, however, that NYSE shall provide notice if reasonably practicable. Upon termination, NYSE will terminate the Pillar Connection. The foregoing notwithstanding, the provisions of Sections 2, 3, 4, 7, 8, 9, 10, 11, 12, 13, 14, 15, and 17 survive any expiration or termination of this Connection Agreement.

12. Assignment and Entire Agreement

User may not assign or delegate any of its rights or obligations arising under this Connection Agreement, except with the prior written consent of NYSE, which will not be unreasonably withheld. Any purported assignment or delegation in violation of this Section 12 is null and void. This Connection Agreement and the Fee Schedules, as amended from time to time by NYSE or any of the NYSE Markets, constitute the entire agreement between the parties on this subject matter and supersede all prior agreements, arrangements, representations or promises, whether oral or written.

13. Redistribution and Confidentiality

Except as set forth in this Connection Agreement, User may not redistribute the Pillar Connection and may not disclose the content of the NYSE Markets, Pillar Connection or any Specification, unless otherwise permitted pursuant to a separate written agreement with NYSE or pursuant to a published policy of the NYSE Markets or as otherwise permitted by law. The foregoing is not to be construed to restrict the distribution or disclosure of any proprietary information of User solely because the information may have been transmitted via a Pillar Connection. User may allow End Users access or use of the Pillar Connection if User (i) requires that all End Users enter into a separate agreement with User respecting the delivery of User services, and that, irrespective of the separate agreement, acknowledge that there is no contractual privity between any End Users, on the one hand, and NYSE or any of the NYSE Markets, on the other hand, with respect to Pillar and the Pillar Connection, (ii) ensures all End Users comply with the Specifications and (iii) requires that its agreements with each of its End Users contain terms sufficiently limiting End Users' use of Pillar, the NYSE Markets and Pillar Connection in accordance with the restrictions on use, disclaimers and limitations of liability delineated in this Connection Agreement.

14. Benefit of Agreement

The provisions of this Connection Agreement are for the benefit of NYSE, NYSE Technologies Connectivity, Inc. and the Third Party Providers, the NYSE Markets and each of their respective affiliates. Each of NYSE, NYSE Technologies Connectivity, Inc. the Third Party Providers, the NYSE Markets and their respective affiliates has the right to assert and enforce the provisions of this Connection Agreement directly against the User.

15. Notices

Except as otherwise provided in this Connection Agreement, all notices to the parties shall be sent by (i) courier, (ii) certified mail, postage prepaid and return receipt requested or (iii) e-mail with e-mail acknowledgement of receipt. All notices must be sent to (i) in the case of NYSE, crs@nyse.com with a copy to ContractNotices@theice.com and (ii) in the case of User, to the User's Contact Person set forth on the first page of this Connection Agreement. Either party may change its designated notice recipient by notice to the other party.

16. Force Majeure

Notwithstanding any other term or condition of this Connection Agreement, NYSE, NYSE's affiliates, and its third party providers, including, but not limited to, software, hardware, communications and data providers, and User, shall not be obligated to perform or observe their obligations undertaken in this Connection Agreement (except for obligations to make payments hereunder and regulatory obligations) if prevented or hindered from doing so by any circumstances found to be beyond their control and without their gross negligence or willful misconduct. Such causes include, without limitation, acts of God, acts of government in its sovereign or contractual capacity, power shortages or failures, utility or communications failures or delays, labor disputes, strikes, supply shortages, equipment failures, and software malfunctions.

17. Predispute Arbitration

A) ARBITRATION IS FINAL AND BINDING ON THE PARTIES
B) THE PARTIES ARE WAIVING THEIR RIGHT TO SEEK REMEDIES IN COURT, INCLUDING THE RIGHT TO JURY TRIAL.
C) PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT FROM COURT PROCEEDINGS.
D) THE ARBITRATORS' AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDINGS OR LEGAL REASONING AND ANY PARTY'S RIGHT TO APPEAL OR TO SEEK MODIFICATION OF RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED
E) THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY
F) No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until: (i) the class certification is denied; or (ii) the class is decertified; or (iii) the User is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this Connection Agreement except to the extent stated herein. All claims, disputes, controversies, and other matters in question between the parties to this Connection Agreement and the parties' employees, and other agents, arising out of, or relating to this Connection Agreement, or to the breach hereof, shall be settled by final binding arbitration. The arbitration proceeding shall be held in the City of New York, State of New York, unless otherwise agreed by the parties. In no event shall such claim, dispute, controversy, or other matter in question be made later than one (1) year after the claim, dispute, controversy or other matter in question has arisen (unless the claim, dispute, controversy or other matter in question is related to the collection of past due payments).

EXHIBIT A TO PILLAR SERVICE BUREAU CONNECTION AGREEMENT

Member Name(s):

____

User (Service Bureau)

______________________________ ______________________________

Authorized Signature of User | Name

______________________________ ______________________________

Title | Date

Please email completed Exhibit to crs@nyse.com.

Session Request Form - Pillar Native Gateway

Session setup process consists of two steps:

1. For new, or modification to existing, sessions please submit this form to connectivity@nyse.com
2. For new, or modification to existing, source network address provisioning, please complete the Source IP Permission and Peering Information in the table (Page 2) and send a separate request to clientprovisioning@theice.com

For questions regarding this form, please contact Connectivity Tel: +1 212.896.2830 option 2,1/Email: connectivity@nyse.com

Contact Information			
Company Name:			
First/Last Name:			
Email Address:			
Phone:			
Session Detail -Please select only one option from the drop down lists below and specify number of Sessions.			
Request Type:	Choose Request Type	# of Sessions:	
Market:	Choose Market		
Session Type:	Choose Session Type		
Protocol:	Choose Protocol		
SenderCompIDs (Type in all if modifying or removing.):			
Order Entry Settings *(Required)* - Leave blank and proceed to the next page if protocol is drop copy. - Below default settings will apply if properties selection left unchanged.			
MPID(s):			
Cancel on Disconnect:	Cancel All		
Priority Update Ack Subscription:	Do Not Subscribe		
Default Self-Trade Prevention:	None		
Symbol Eligibility:	All Symbols		
Max Order Qty (Exchange max applied, if blank.):			
Drop Copy Settings *(Required)* - Leave blank if protocol is order entry. - Check only the settings that are changing if this is a modification.			
Request Type:	Choose Request Type	# of Drop Copy Sessions:	
Protocol:	Choose Protocol		
Message Preference:	Choose Message Preference		
Drop Copy Filter:	Choose Drop Copy Filter		
Based on the above selection, list all filter items: MPIDs or SenderCompIDs to be added or removed:			

Source IP Permission and Peering Information *(Required)*		
Network Provider	Please list all Source IP Address Ranges you will use to connect to Native Gateways Format: xxx.xxx.xxx.xxx /24	Please list the Peering IPs for the IP ranges listed to the left Format: xxx.xxx.xxx.xxx
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		

Acknowledgment of Certification
Please check the following box to acknowledge that any new functionality being requested in this document has been appropriately tested and certified with our Technology Member Services group: ☐

By (Signature):	
Name:	
Title:	
Company Name:	
CRD #:	
Phone:	
Email Address:	
Date:	

Application to Aggregate Billing of Affiliated Member Firms

NYSE, NYSE American, NYSE Arca, NYSE National, and NYSE Chicago (together “NYSE Exchanges” or separately the “Exchange”) Aggregate Billing

In accordance with the applicable Exchange’s fee schedule a member organization/member firm may request aggregation of its eligible activity with its affiliates for charges assessed or credits provided. Such request shall include certification of the affiliate status of entities whose activity the member organization/member firm is seeking to aggregate.

General Information

Firm Name of Primary Applicant: ______________________________

Business Address: ______________________________

City: ______________ State: ________ Zip: ________

Business Phone: ______________ CRD #: ______________

Please check the applicable market(s) for this request:

☐ **NYSE American** ☐ **NYSE Arca** ☐ **NYSE National**

☐ **NYSE** ☐ **NYSE Arca Options** ☐ **NYSE American Options**

☐ **NYSE Chicago**

Affiliated Members

Provide the following information: List of all affiliated member firms; associated CRD Numbers; and type of affiliation. Failure to provide complete information may result in rejection of this application.

Member Firms to be Affiliated with Primary Applicant	CRD #	Type of Affiliation (wholly owned subsidiary/parent/sister/etc…)

Authorization and Acceptance

The Applicant Firm, by its duly authorized officer identified below, hereby certifies that the entities listed in this application are affiliates within the meaning of the relevant Exchange’s fee schedule. The Applicant Firm agrees to provide, upon request, information to verify the affiliate status of the entities listed herein. The Applicant Firm shall also provide immediate notice of any event that causes an entity listed herein to cease to be an affiliate of the Applicant Firm.

Signature of Authorized Officer: ______________________________

Name: ______________________________

Title: ______________________________

Phone: ______________________________

Email Address: ______________________________

Date: ______________________________

Completed application should be returned via email to crs@nyse.com.

NYSE Gateways Session Request Form

Session setup process consists of two steps:

1. For new, or modification to existing, sessions please submit this form to connectivity@nyse.com
2. For new, or modification to existing, source network address provisioning, please complete the Source IP Permission and Peering Information in the table (Page 2) and send a separate request to clientprovisioning@theice.com

For questions regarding this form, please contact Connectivity Tel: +1 212.896.2830 option 2,1/Email: connectivity@nyse.com

Contact Information			
Company Name:			
First/Last Name:			
Email Address:			
Phone:			
Session Detail -Please select only one option from the drop down lists below and specify number of Sessions.			
Request Type:	Choose Request Type	# of Sessions:	
Market:	Choose Market		
Session Type:	Choose Session Type		
Protocol:	Choose Protocol		
SenderCompIDs (Type in all if modifying or removing):			
TPID or Master Firm/Mnemonic (if adding new session):			
BOLD Default Value (American Options Only):	Choose BOLD Default Value		

Drop Copy Settings (*Required)* - Leave blank if protocol is order entry. - Check only the settings that are changing if this is a modification.			
Drop Copy Request Type:	Choose Request Type	# of Drop Copy Sessions:	
Drop Copy SenderCompIDs (if modifying or removing):			
Drop Copy Type:	Choose Protocol		
Message Preference:	Choose Message Preference		
Drop Copy Filter:	Choose Drop Copy Filter		
Based on the above selection, list all filter items (e.g. - If you Selected 'Mnemonics', list the Mnemonics that should be reported. If you selected 'SenderCompID', list the sessions you wish to drop to the drop copy session):			

Source IP Permission and Peering Information *(Required)*		
Network Provider	Please list all Source IP Address Ranges you will use to connect to Native Gateways Format: xxx.xxx.xxx.xxx /24	Please list the Peering IPs for the IP ranges listed to the left Format: xxx.xxx.xxx.xxx
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		

Acknowledgment of Certification
Please check the following box to acknowledge that any new functionality being requested in this document has been appropriately tested and certified with our Technology Member Services group: ☐

By (Signature):	
Name:	
Title:	
Company Name:	
CRD #:	
Phone:	
Email Address:	
Date:	

NYSE Pillar - Trading Operations Desk
Authorized Traders

Please identify the personnel authorized to conduct business over the phone with the NYSE Trading Operations Desk for the below selected market(s).

☐ NYSE	☐ NYSE American Equities	☐ NYSE American Options	☐ NYSE National
☐ NYSE Arca Equities	☐ NYSE Arca Options	☐ NYSE Chicago	

General Information

Firm Name: ____________________

Business Address: ____________________

City: ____________________ State: __________ Zip: __________

Business Phone: ____________________ CRD #: ____________________

Authorized Traders

Full Name: ____________________

Email Address: ____________________

Phone #: ____________________

Full Name: ____________________

Email Address: ____________________

Phone #: ____________________

Full Name: ____________________

Email Address: ____________________

Phone #: ____________________

Full Name: ____________________

Email Address: ____________________

Phone #: ____________________

Authorized Signatory

By (Signature) ____________________ Date: ____________________

Print Name: ____________________

Title: ____________________

Phone: ____________________ Email: ____________________

☐ Additional Authorized Traders are submitted in a separate document attached hereto

Please return via email to crs@nyse.com.

NYSE Arca Options
Authorization or Revocation of Restricted Clearing Number

1. Clearing Firm Information

OTP Clearing Firm Name		CRD #	
Business Contact Name			
Business Contact Phone and E-mail Address			

2. Give-up Information

The above referenced OTP Clearing Firm Authorizes NYSE Arca Options ("the Exchange") to enable (or disable) give-ups for the following OTP Firms. *(**NOTE**: Please check the appropriate column/box to indicate whether the give up is to be enabled or disabled).*				Enable Give Up	Disable Give Up
OTP Firm Name:		OCC #:		☐	☐
OTP Firm Name:		OCC #:		☐	☐
OTP Firm Name:		OCC #:		☐	☐
OTP Firm Name:		OCC #:		☐	☐
OTP Firm Name:		OCC #:		☐	☐
OTP Firm Name:		OCC #:		☐	☐
OTP Firm Name:		OCC #:		☐	☐
OTP Firm Name:		OCC #:		☐	☐

Print Name and Title of Authorized Signatory			
Signature		Date	

Please return to Client Relationship Services via email CRS@nyse.com.

NYSE Arca Options
Clearing Firm Restriction Form

OCC Clearing Firm Information

OTP Clearing Firm Name: ______________________ CRD#: ______________

OCC Number: ______________________

In accordance with NYSE Arca rules, the OTP Clearing Firm listed above authorizes NYSE Arca to restrict The Options Clearing Corporation ("OCC") number listed above requiring prior authorization for use as a Give-Up on NYSE Arca, LLC.

NOTE: Once an OCC number is marked as restricted, no OTP Firm will be able to use that restricted OCC number unless they are authorized by the OTP Clearing Firm pursuant to the applicable NYSE Arca rule.

Instructions: To authorize or revoke an OTP Firm's use of a restricted OCC number, please submit the Restricted Clearing Number Authorization and Revocation form to crs@nyse.com.

https://www.nyse.com/publicdocs/nyse/markets/arca-options/NYSE_Arca_Options_Authorization_of_Restricted_Clearing_Number.pdf

By executing this OTP Clearing Firm Restriction Form, the OTP Clearing Firm grants NYSE Arca permission to publish the Clearing Firm's restricted OCC number on NYSE's website for purposes of providing notice to other exchange members that the OTP Clearing Firm's OCC number will not be available for Give Up without Clearing Authorization.

A separate NYSE Arca OTP Clearing Firm Restriction form is required for each OCC number being restricted.

Authorized Signature: ______________________ Date: ______________

Print Name: ______________________ Title: ______________

OTP Clearing Firm Contact Team for Authorization (to be provided to market participants):

Email Address: ______________________ Phone: ______________

Please return to Client Relationship Services via email CRS@nyse.com.

EQUITY CLEARING LETTER OF CONSENT

Letter of Consent – To be completed by Clearing Member (defined below) and Member (set forth below).

Please select below which market(s) this Equity Clearing Letter of Consent is to be used for:

☐ NYSE Arca Equities ☐ NYSE American Equities ☐ NYSE National ☐ NYSE ☐ NYSE Chicago

The above markets are referred to as an "Exchange" or the "Exchanges," as relevant.

The term "Member" refers to a member organization, Equity Trading Permit Holder, or Participant, as applicable, of one or more Exchanges and includes applicants to be a Member of one or more Exchanges.

The term "Clearing Member" refers to a Member of the same Exchange(s) where the Member effects transactions and that is a clearing agency that is a member of the National Securities Clearing Corporation ("NSCC").

The undersigned Clearing Member hereby agrees to accept full financial responsibility for all transactions effected through and carried in all accounts held by the following Member with the Clearing Member:

______________________________ ________________________
Member CRD#

This Letter of Consent shall be subject to the Rules of the relevant Exchange(s), as amended from time to time, and shall remain in effect until revoked in writing by the Clearing Member.

____
Clearing Member (Broker-Dealer Name)

____
Clearing Member (NSCC Clearing #)

________________________	________________________
Signature of Authorized Officer, Partner or Managing Member of Clearing Member	Signature of Authorized Officer, Partner or Managing Member, or Sole Proprietor of Member
________________________	________________________
Print Name / Title	Print Name / Title
________________________	________________________
Date	Date

Please return this form via email to crs@nyse.com.

OPTIONS CLEARING LETTER OF CONSENT

NYSE American LLC and NYSE Arca, Inc.
(each an "Exchange")

This Clearing Letter of Consent is to be completed by Clearing Member (defined below) and Member (set forth below) and is deemed a Letter of Consent, Letter of Guarantee or Letter of Authorization pursuant to the rules of the noted Exchange(s).

Please select below which market(s) this Options Clearing Letter of Consent is to be used for and, if applicable, whether this form is also to be used as:

a) Market Maker Letter of Guarantee between the undersigned Market Maker Member and Clearing Member to meet the requirements of NYSE Arca Rule 6.36-O or NYSE American Rule 924NY, or both.

b) Floor Broker Letter of Authorization between the undersigned Floor Broker Member and Clearing Member to meet the requirements of NYSE Arca Rule 6.45-O or NYSE American Rule 932NY, or both.

☐ NYSE American Options
- ☐ Market Maker Letter of Guarantee
- ☐ Floor Broker Letter of Authorization

☐ NYSE Arca Options
- ☐ Market Maker Letter of Guarantee
- ☐ Floor Broker Letter of Authorization

The term "Member" refers to a registered broker-dealer that is a Trading Permit Holder of one or more Exchange and includes applicants to be a Member of one or more Exchange.

The term "Clearing Member" refers to a Member of the same Exchange(s) where the Member effects transactions and that is a clearing agency that is a member of the Options Clearing Corporation ("OCC").

The term "Market Maker Member" refers to a Member with at least one natural person who is registered as a Market Maker on the Exchange(s) pursuant to NYSE Arca Rule 6.33-O or NYSE American Rule 921NY, or both.

The term "Floor Broker Member" refers to a Member with at least one natural person who is registered as a Floor Broker on the Exchange(s) pursuant to NYSE Arca Rule 6.44-O or NYSE American Rule 931NY, or both.

The undersigned Clearing Member hereby agrees to accept full financial responsibility for all transactions effected through and carried in all accounts held by the following Member with the Clearing Member:

______________________________ ______________________________
Member CRD#

With respect to Market Maker Members, the undersigned Clearing Member hereby agrees to accept full financial responsibility (check all that apply):

- ☐ For all Exchange options transactions as defined in NYSE Arca Rule 6.1-O(b)(6) and NYSE American Rule Rule 900.2NY (23) made by the undersigned Market Maker Member
- ☐ For all Flex Options transactions as defined in NYSE Arca Rule 5.32-O and NYSE American Rule 924NY(d) made by undersigned Market Maker Member

With respect to Floor Broker Members, the undersigned Clearing Member hereby agrees to accept full financial responsibility when the name of the Clearing Member is given up (check all that apply):

- ☐ For the clearance of all Exchange options transactions as defined in NYSE Arca Rule 6.1-O(b)(6) and NYSE American Rule Rule 900.2NY (23) made by the undersigned Floor Broker Member
- ☐ For the clearance of all Exchange Flex Options transactions as defined in NYSE Arca Rule 5.32-O and NYSE American Rule 924NY(d) made by undersigned Floor Broker Member

OPTIONS CLEARING LETTER OF CONSENT (CONTINUED)

This Letter of Consent shall be subject to the Rules of the relevant Exchange(s), as amended from time to time, and shall remain in effect until revoked in writing by the Clearing Member.

____________________ Clearing Member (Broker-Dealer Name)	____________________ Member (Broker-Dealer Name)
____________________ Clearing Member (OCC Clearing #)	____________________ Member (CRD #)
____________________ Authorized Signatory of Clearing Member	____________________ Authorized Signatory of Member
____________________ Print Name / Title	____________________ Print Name / Title
____________________ Date	____________________ Date

Please return this form via email to crs@nyse.com

NYSE Exchanges Retail Attestation Form

Instructions: This form is to be completed by a Member[1] of New York Stock Exchange LLC ("NYSE"), NYSE Arca, Inc., ("NYSE Arca") or NYSE American LLC ("NYSE American") (collectively, the "NYSE Exchanges") that would like to submit either (1) Retail Orders in connection with either the NYSE Rule 7.44 or NYSE Arca Rule 7.44-E Retail Liquidity Provider Programs ("RLP Program"); or (2) orders with a retail modifier that are eligible for retail-specific rates that may be offered from time to time by one or more NYSE Exchanges. Members wishing to submit "Retail Orders" under an RLP Program should contact Client Relationship Services at crs@nyse.com for further details on the appropriate paperwork.

An order designated as a "Retail Order" (either as a "retail" modifier or "Retail Order" for purposes of rates on the applicable NYSE Exchange fee schedule or as a "Retail Order" for purposes of an RLP Program) is an agency order or a riskless principal order that meets the criteria of FINRA Rule 5320.03 that originates from a natural person and is submitted to the NYSE Exchanges by a Member, provided that no change is made to the terms of the order with respect to price or side of market and the order does not originate from a trading algorithm or any other computerized methodology.

The term "natural persons" refers to the origination of the order from a request made by a human as opposed to the generation of an order by a computer algorithm. An order from a "natural person" can include orders on behalf of accounts that are held in a corporate legal form, such as an Individual Retirement Account, Corporation, or a Limited Liability Corporation that has been established for the benefit of an individual or group of related family members, provided that the order is submitted by an individual.

Please note: If a Member uses an algorithm to determine to send an existing order as a Retail Order to one or more NYSE Exchanges, such order is eligible for rates applicable to Retail Orders and is not deemed to have originated from a trading algorithm strictly as a result of the brokerage firm's algorithm, provided that Member assures that the Retail Order meets the underlying requirements, including that the routing algorithm does not change the terms of the order with respect to price or side of the market. Additionally, the requirement preventing changes to the terms of the order (e.g. price or side) is not meant to prevent a Member from ensuring a better execution experience for the retail customer, such as by adding a limit to a Retail Order.

A Member may submit Retail Orders in a riskless principal capacity, as well as an agency capacity, provided that the Member (1) submits a report, contemporaneously with the execution of the facilitated order, identifying the trade as riskless principal to FINRA (or another self-regulatory organization if not required under FINRA rules); and (2) has written policies and procedures to ensure that riskless principal transactions for which the member is relying on this exception comply with applicable FINRA rules.

A Member that has previously submitted a retail attestation form for either NYSE or NYSE Arca will be deemed to have submitted a form for other NYSE Exchanges and does not need to complete this form to be eligible for rates for Retail Orders that may be available on other NYSE Exchanges from time to time.

Please select below which market(s) your Firm would like to participate with:

☐ NYSE ☐ NYSE Arca Equities ☐ NYSE American Equities

1. Member Information

Name of Member	
Web CRD Number	
Business Contact Name	
Business Contact Phone	
Business Contact E-Mail	

[1] The term "Member" refers to a member organization, Equity Trading Permit Holder, Participant, as applicable, of one or more NYSE Exchanges and includes applicants to be a Member of one or more NYSE Exchanges.

2. Business and Technology Questions

Member may designate Retail Orders by entering the value “RET” in Fix Tag 57, or the Binary field: SenderSubID
If you are routing retail order flow on behalf of one or more broker-dealer customers, your firm will be required to execute a separate document with this firm or firms. We have a Broker Dealer Customer Form that we can provide for your convenience. That document should be kept for your files and is not required to be submitted to the NYSE Exchanges unless requested.

3. Retail Order Supervisory Requirements

By executing this form, the Member attests that substantially all orders submitted to the NYSE Exchanges by the Member tagged as a Retail Order would meet the qualifications specified on this form for such orders.

Member further attests that it has in place Written Supervisory Procedures (WSPs) reasonably designed to assure that it will only designate orders as Retail Orders if all applicable requirements, including as described in NYSE Rules 13 and 7.44 and NYSE Arca Rule 7.44-E, as applicable, are met. Such WSPs also must require the member organization to (i) exercise due diligence before entering a Retail Order to assure that entry as a Retail Order is in compliance with the requirements, including that the Member maintain adequate substantiation that substantially all orders sent to the NYSE Exchanges as Retail Orders meet the definition and that those orders not meeting the definition are agency orders that cannot be segregated from Retail Orders due to system limitations and are de minimis in terms of the overall number of Retail Orders submitted, and (ii) monitor whether orders entered as Retail Orders meet the applicable requirements.

In addition, if the Member represents Retail Orders from another broker-dealer customer, the Member’s WSPs must be reasonably designed to assure that the orders it receives from such broker-dealer customer that it designates as “retail” orders meet the definition of a Retail Order.

The Member must (i) obtain an annual written representation, in a form acceptable to the NYSE Exchanges, from each broker-dealer customer that sends it orders to be designated as Retail Orders that entry of such orders as Retail Orders will be in compliance with the requirements specified by the NYSE Exchanges; and (ii) monitor whether its broker-dealer customer’s Retail Order flow meets the applicable requirements.

Authorized Signatory of Member	
Print Name	
Title	
Date	

Please return to Client Relationship Services at crs@nyse.com

Retail Broker-Dealer Customer Agreement

If you are routing retail order flow on behalf of one or more broker-dealer customers, your firm is required to maintain an agreement with each customer firm. This Agreement has been created for your convenience as an alternative to creating your own agreement. It should be kept for your files.

1. This Retail Broker-Dealer Customer Agreement (the "Agreement") is between

   ____, (Member Organization ("Member") and

   ____, (the "Customer"), which is a registered broker-dealer.

   This Agreement authorizes the Member to route Retail Orders (including orders with a "retail" modifier) to an NYSE Exchange on behalf of the Customer pursuant to NYSE Rule 7.44, NYSE Arca Rule 7.44-E, the NYSE Price List, the NYSE Arca Fee Schedule, or the NYSE American Price List, as applicable (collectively, "NYSE Exchanges' Retail Order Requirements"). By executing this Agreement, Customer represents that it will only send orders to a Member that are designated as Retail Orders and that the entry of such orders to the Exchange will be in compliance with the NYSE Exchanges' Retail Order Requirements.

2. A Retail Order is an agency order or a riskless principal order that meets the criteria of FINRA Rule 5320.03 that originates from a natural person and is submitted to the Exchange by a Member Organization provided that no change is made to the terms of the order with respect to price or side of market and the order does not originate from a trading algorithm or any other computerized methodology. The term "natural persons" refers to the origination of the order from a request made by a human as opposed to the generation of an order by a computer algorithm. An order from a "natural person" can include orders on behalf of accounts that are held in a corporate legal form, such as an Individual Retirement Account, Corporation, or a Limited Liability Corporation that has been established for the benefit of an individual or group of related family members, provided that the order is submitted by an individual. Customer further represents that substantially all orders sent to a Member Organization as Retail Orders meet the definition of a Retail Order and that those orders not meeting the definition are agency orders that cannot be segregated from Retail Orders due to system limitations and are de minimis in terms of the overall number of Retail Orders submitted.

Retail Member Organization	**Customer**
______________________________	______________________________
Signature	Signature
______________________________	______________________________
Print Contact Name	Print Contact Name
______________________________	______________________________
Title (must be officer)	Title (must be officer)
______________________________	______________________________
Name of Member Organization	Name of Member Organization
______________________________	______________________________
Web CRD#	Web CRD#

EXHIBIT I

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2021

EXHIBIT I

The audited consolidated financial statements for NYSE Arca, Inc. for the year ended December 31, 2020 follow.

CONSOLIDATED FINANCIAL STATEMENTS

NYSE Arca, Inc. and Subsidiaries
Year Ended December 31, 2020
With Report of Independent Auditors

NYSE Arca, Inc. and Subsidiaries

Consolidated Financial Statements

Year Ended December 31, 2020

Contents

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
ey.com

Report of Independent Auditors

The Board of Directors and Management
NYSE Arca, Inc. and Subsidiaries

We have audited the accompanying consolidated financial statements of NYSE Arca, Inc. and Subsidiaries, which comprise the consolidated balance sheet as of December 31, 2020, the related consolidated statements of net income, changes in equity, and cash flows for the year ended December 31, 2020, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NYSE Arca, Inc. and Subsidiaries at December 31, 2020, and the consolidated results of their operations and their cash flows for the year ended December 31, 2020 in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

June 15, 2021

NYSE Arca, Inc. and Subsidiaries

Consolidated Balance Sheet

(In Millions)

December 31, 2020

Assets		
Current assets:		
Cash and cash equivalents	$	13
Accounts receivable		78
Due from affiliates		327
Loan receivable from affiliate		1,502
Other current assets		52
Total current assets		1,972
Non-current assets:		
Property and equipment, net		22
Goodwill		563
Other intangible assets, net		954
Other non-current assets		116
Total non-current assets		1,655
Total assets	$	3,627
Liabilities and equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	168
Due to affiliates		841
Total current liabilities		1,009
Non-current liabilities:		
Deferred income taxes		279
Other non-current liabilities		38
Total non-current liabilities		317
Total liabilities		1,326
Equity		2,301
Total liabilities and equity	$	3,627

See accompanying notes to consolidated financial statements.

NYSE Arca, Inc. and Subsidiaries

Consolidated Statement of Net Income

(In Millions)

Year Ended December 31, 2020

Revenues:	
Transaction fees	$ 1,384
Data services fees	88
Listing fees	13
Other	44
Affiliate	16
Total revenues	1,545
Transaction-based expenses:	
Section 31 fees	286
Cash liquidity payments, routing and clearing	979
Total revenues less transaction-based expenses	280
Operating expenses:	
Compensation and benefits	8
Technology and communications	3
Professional services	2
Rent and occupancy	2
Depreciation and amortization	20
Affiliate	90
Total operating expenses	125
Operating income	155
Other income:	
Interest and other income, net	51
Income before income tax expense	206
Income tax expense	55
Net income	$ 151

See accompanying notes to consolidated financial statements.

NYSE Arca, Inc. and Subsidiaries

Consolidated Statement of Changes in Equity

(In Millions)

Year Ended December 31, 2020

Balance at January 1, 2020	$	2,151
Net income		151
Dividends paid to Parent		(2)
OCI adjustment from investment in OCC		1
Balance at December 31, 2020	$	2,301

See accompanying notes to consolidated financial statements.

NYSE Arca, Inc. and Subsidiaries

Consolidated Statement of Cash Flows

(In Millions)

Year Ended December 31, 2020

Operating activities:	
Net income	$ 151
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	20
Deferred income taxes	1
Change in assets and liabilities:	
Accounts receivable	(35)
Loan receivable from affiliate	(397)
Other assets	(79)
Accounts payable and accrued liabilities	94
Due from and due to affiliates	245
Total adjustments	(151)
Net cash provided by operating activities	-
Financing activities:	
Dividend to Parent	(2)
Net cash used in financing activities	(2)
Net decrease in cash and cash equivalents	(2)
Cash and cash equivalents, beginning of year	15
Cash and cash equivalents, end of year	$ 13
Supplemental cash flow disclosure	
Cash paid for income taxes	$ 2

See accompanying notes to consolidated financial statements.

1. Description of Business

NYSE Arca, Inc. ("NYSE Arca" or the "Exchange" or the "Company") is a wholly-owned subsidiary of NYSE Group, Inc. ("Parent"), a holding company that through its subsidiaries, operates securities exchanges including NYSE Arca. The Parent is a wholly-owned subsidiary of Intercontinental Exchange, Inc. ("ICE"). ICE operates regulated global markets and clearing houses, including futures exchanges, over-the-counter markets and derivatives clearing houses. ICE operates 12 global exchanges and six central clearing houses. ICE offers end-to-end market data services to support trading, investment and risk management needs of customers across virtually all asset classes. The Exchange is a United States registered national securities exchange and self-regulatory organization ("SRO"). As such, the Exchange is registered with, and subject to oversight by, the Securities and Exchange Commission ("SEC"). In addition to the Exchange, the Parent has four other subsidiary SRO's: New York Stock Exchange LLC, NYSE American LLC, NYSE National, Inc., and NYSE Chicago, Inc.

The Exchange and NYSE Arca Equities, Inc. are the regulators of their members. Certain of the Exchange's regulatory functions are performed by the Financial Industry Regulatory Authority, Inc., ("FINRA") pursuant to an agreement.

The coronavirus (COVID-19) pandemic has created economic and financial disruptions globally and has led governmental authorities to take unprecedented measures to mitigate the spread of the disease, including travel bans, border closings, business closures, quarantines and shelter-in-place orders, and to take actions designed to stabilize markets and promote economic growth.

From an operational perspective, the Exchange has remained open and does not have any plans to close as a result of the COVID-19 pandemic. However, due to the COVID-19 pandemic, it has taken preventative measures and implemented contingency plans, and currently most of its employees are working remotely.

The extent of the impact of the pandemic on the business will depend largely on future developments, including the duration, spread and severity of the outbreak, the distribution, public acceptance and widespread use and effectiveness of vaccines against COVID-19 and the actions taken to contain the spread of the disease or mitigate its impact.

2. Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements are presented in accordance with United States generally accepted accounting principles ("U.S. GAAP") and include the accounts of the Exchange and its subsidiaries, which include NYSE Arca Equities, Inc., NYSE Arca LLC, Archipelago Trading Services, Inc., and Archipelago Securities LLC (collectively, the "Subsidiaries"). All intercompany balances and transactions between the Exchange and its Subsidiaries have been eliminated in consolidation.

On November 13, 2013, ICE completed its acquisition of the Parent. The accompanying consolidated financial statements reflect the final purchase accounting adjustments as they relate to the Exchange as of the acquisition date. As of the acquisition date, push-down accounting has been applied to the Exchange from ICE, and a new basis of accounting was established for the Exchange reflecting fair value adjustments made during the purchase price accounting process related to the acquisition.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Exchange's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Affiliate Revenues and Expenses

Affiliate revenues are recognized when the related services are provided to the Company's affiliates. Affiliate expenses are recognized at the time the services are provided to the Company by its affiliates (Note 6).

Cash and Cash Equivalents

The Exchange considers all short-term, highly liquid investments with original maturities of three months or less to be cash and cash equivalents. As of December 31, 2020, the Company did not hold any investments of this type.

2. Significant Accounting Policies (continued)

Allowance for Doubtful Accounts

On January 1, 2020, the Exchange adopted ASU 2016-13 *Financial Instruments - Measurement of Credit Losses on Financial Instruments*. Under ASU 2016-13, we estimate our allowance for doubtful accounts using an aging method, disaggregated based on major revenue stream categories as well as other unique revenue stream factors. The allowance for doubtful accounts is maintained at a level that we believe to be sufficient to absorb probable losses over the expected life in our accounts receivable portfolio. The allowance is based on several factors, including continuous assessments of risk characteristics, specific customer events that may impact its ability to meet its financial obligations, and other reasonable and supportable economic forecasts and characteristics. Accounts receivable are written-off against the allowance for doubtful accounts when collection efforts cease. The Exchange's allowance for doubtful accounts was de minimis as of the balance sheet date.

Property and Equipment

Property and equipment is recorded at cost, reduced by accumulated depreciation (Note 9). Depreciation and amortization expense related to property and equipment is computed using the straight-line method based on estimated useful lives of the assets, or in the case of leasehold improvements, the shorter of the initial lease term or the estimated life of the improvement. The Exchange reviews the remaining estimated useful lives of its property and equipment at each balance sheet date and will make adjustments to the estimated remaining useful lives whenever events or changes in circumstances indicate that the remaining useful lives have changed.

Software Development Costs

The Company capitalizes costs, both internal and external direct and incremental costs, related to software developed or obtained for internal use. Software development costs incurred during the preliminary or maintenance project stages are expensed as incurred, while costs incurred during the application development stage are capitalized and are amortized using the straight-line method over the useful life of the software, not to exceed seven years. Amortization of these capitalized costs begins only when the software becomes ready for its intended use. General and administrative costs related to developing or obtaining such software are expensed as incurred.

Goodwill and Other Intangible Assets

Goodwill and intangible assets with indefinite lives are not amortized, but are reviewed for impairment on at least an annual basis or whenever circumstances indicate impairment could exist. An impairment loss is recognized if the estimated fair value of a reporting unit is less than its book value. Identifiable definite-lived intangible assets are amortized on a straight-line basis over their

2. Significant Accounting Policies (continued)

estimated useful lives, which are three to seventeen years from date of inception, and are also reviewed at least annually for impairment or whenever changes in circumstances indicate impairment can exist. Identifiable definite-lived and indefinite-lived intangible assets consist of exchange registrations and licenses, customer relationships, trade names and developed technology. The Company did not record an impairment charge related to goodwill and other intangible assets during the year ended December 31, 2020.

Income Taxes

The Exchange is included in the consolidated federal and certain unitary state and local income tax returns filed by certain affiliates. In addition, the Exchange files separate state and local income tax returns for certain other states. Income taxes reflected in the accompanying financial statements are generally calculated as if the Exchange filed separate income tax returns, except where allocation is permitted under treasury regulations, and are accounted for under the liability method. The Exchange recognizes a current tax liability or tax asset for the estimated taxes payable or refundable on tax returns for the current year. The Exchange recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The Exchange establishes valuation allowances if it believes that it is more likely than not that some or all of its deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using current enacted tax rates in effect. Tax attributes or tax benefits that exist based on the Company's separate return method that can be used by its affiliates in a consolidated filing are treated as intercompany transactions between the Exchange and affiliates.

The Exchange does not recognize a tax benefit unless it concludes that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, the Exchange recognizes a tax benefit measured at the largest amount of the tax benefit that, in its judgment, is greater than 50 percent likely to be realized. The Exchange recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense.

The Exchange is subject to tax in numerous jurisdictions, primarily based on its operations. Significant judgment is required in assessing the future tax consequences of events that have been recognized in the Exchange's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could have material impact on the Exchange's financial position or operating results.

2. Significant Accounting Policies (continued)

Revenue Recognition

Cash equities trading fee revenues are paid by customer organizations based on their trading activity. The Exchange recognizes revenue when it provides services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those services. Fees are assessed on a per share basis for trading in equity securities. The fees vary based on the size and type of trade that is consummated. The Exchange earns transaction fees for customer orders routed to other exchanges. Cash equities trading fees contain one performance obligation related to trade execution which occurs instantaneously, and the revenue is recorded at the point in time of the trade execution. Cash equities trading fees are recorded gross of liquidity rebates and routing charges. Liquidity payments made to cash trading customers and routing charges paid to other exchanges are included in transaction-based expenses on the consolidated statement of net income.

Cash options trading revenues contain one performance obligation related to trade execution which occurs instantaneously, and the revenue is recorded at the point in time of the trade execution. Cash options trading fees are recorded gross of rebates. The Exchange offers rebates in certain of its markets primarily to support market liquidity and trading volumes by providing qualified trading participants in those markets a discount to the applicable rate. These rebates reduce revenue that the Exchange would have generated had it charged full transaction fees and had it generated the same volume without the rebate program.

The Exchange recognizes listing fee revenues from two types of fees applicable to companies listed on the Exchange - listing fees and annual fees. Listing fees consist of two components: original listing fees and fees related to other corporate-related actions.

Each distinct listing fee is allocated to multiple performance obligations including original and incremental listing and investor relations services, as well as a customer's material right to renew the option to list on the Exchange. In performing this allocation, the standalone selling price of the listing services is based on the original and annual listing fees and the standalone selling price of the investor relations services is based on its market value. All listings fees are billed upfront and the identified performance obligations are satisfied over time. Revenue related to the investor relations performance obligation is recognized ratably over the period these services are provided, with the remaining revenue recognized ratably over time as customers continue to list on the Exchange. Listings fees related to other corporate actions are considered contract modifications of our listing contracts and are recognized ratably over time as customers continue to list on the Exchange.

Original listing fees, subject to a minimum and maximum amount, are based on the number of shares that a company initially lists. Other corporate action related fees are paid by listed

2. Significant Accounting Policies (continued)

companies in connection with corporate actions involving the issuance of new shares to be listed, such as stock splits, rights issues and sales of additional securities, as well as mergers and acquisitions, which are subject to a minimum and maximum fee.

Annual fees are charged based on the number of outstanding shares of listed U.S. companies at the end of the prior year. Annual fees are recognized as revenue on a pro rata basis over the calendar year.

The Exchange collects market data revenues from our cash equity and options consortium-based data products. Consortium-based data fees are determined by securities industry plans. Consortium-based data revenues that coordinated market data distribution generates (net of administration costs) are distributed to participating markets on the basis of the Regulation National Market System ("Reg NMS") formula. From time to time, the securities information processors may recover revenues from prior periods that were uncollected in those periods. These fees are recognized as revenue as services are rendered. These fees are included in data services fees in the consolidated statement of net income.

For the year ended December 31, 2020, $267 million of our net revenues, less transaction-based expenses were related to services transferred at a point in time and $13 million were related to services transferred over time.

Other revenues relate to regulatory fees charged to member organizations, trading license fees, facility and other fees provided to specialists, brokers and clerks physically located on the U.S. markets that enable them to engage in the purchase and sale of securities on the trading floor. These fees are recognized as services are rendered.

Transaction-Based Expenses

The Exchange pays the SEC fees pursuant to Section 31 of the Securities Exchange Act of 1934 for transactions executed on the U.S. equities and options exchanges. These Section 31 fees (which are included in transaction-based expenses in the consolidated statement of net income) are designed to recover the government's costs of supervising and regulating the securities markets and securities professionals. The Exchange (or the Options Clearing Corporation on the Exchange's behalf), in turn, collects activity assessment fees, which are included in transaction fees in the consolidated statement of net income, from member organizations clearing or settling trades on the Exchange and recognizes these amounts as revenue when earned. Fees received are included in cash at the time of receipt and, as required by law, the amount due to the SEC is remitted semiannually and recorded as an accrued liability until paid. The activity assessment fees

2. Significant Accounting Policies (continued)

are designed so that they are equal to the Section 31 fees paid by the Exchange to the SEC. As a result, Section 31 fees do not have an impact on the Exchange's net income.

Section 31 fees collected from customers are recorded on a gross basis as a component of transaction fee revenue.

The Exchange also incurs routing charges when it does not have the best bid or offer in the market for a security that a customer is trying to buy or sell on the Exchange. In that case, the customer's order is routed to the external market center that displays the best bid or offer. The external market center charges the Exchange a fee per share (denominated in tenths of a cent per share) for routing to its system. The Exchange includes costs incurred due to erroneous trade execution within routing and clearing. Furthermore, the Exchange incurs clearance, brokerage and related transaction expenses, which primarily include costs incurred in self-clearing activities, and per trade service fees paid to other exchanges for trade execution.

Leases

Operating lease right-of-use assets and liabilities are recorded at the lease commencement date based on the present value of the lease payments to be made over the lease term using an estimated incremental borrowing rate. The Exchange expenses rent monthly on a straight-line basis, as a reduction to the right-of-use asset. Rent expense is included in rent and occupancy in the accompanying statement of net income.

Fair Value Measurements

The Exchange applies fair value accounting for all financial assets and liabilities and non- financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. The Exchange defines fair value as the price that would be received for selling an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Exchange's financial instruments consist primarily of cash and cash equivalents, customer accounts receivable and other short-term assets and liabilities.

Recently Adopted and New Accounting Pronouncements

On January 1, 2020, the Exchange adopted ASU 2016-13, *Financial Instruments - Measurement of Credit Losses on Financial Instruments*, or ASU 2016-13. The Exchange adopted ASU 2016-13 using the modified retrospective approach through a cumulative-effect adjustment to accumulated profit on January 1, 2020. ASU 2016-13 primarily impacted the calculation of our

2. Significant Accounting Policies (continued)

allowance for doubtful accounts on accounts receivable utilizing the expected credit losses model. This standard requires the application of a current expected credit loss, or CECL, impairment model to financial assets measured at amortized cost, including accounts receivable and certain off-balance sheet credit exposures. The standard also amends the impairment model for available-for-sale debt securities requiring entities to record credit losses through an allowance account. The CECL model requires an entity to estimate its lifetime expected credit loss and record an allowance that, when deducted from the amortized cost basis of the financial asset, presents the net amount expected to be collected on the financial asset. Adoption of the standard requires more timely recognition of credit losses and credit loss estimates are required to use historical information, current information and reasonable and supportable forecasts of future events. Based on the high turnover and collectability of our accounts receivable, the Exchange did not experience a significant increase in the loss provision recognized upon adoption of the CECL model. The impact of the Exchange's adoption of ASU 2016-13 was de minimis.

3. Equity Method Investments

The Exchange owns a 20% interest in the Options Clearing Corporation ("OCC") through a direct investment which is recorded as an equity method investment. Under equity method accounting, the carrying value of the OCC investment is adjusted on the balance sheet by recognizing the Exchange's pro-rate share of the earnings or losses of OCC, with a corresponding adjustment in our statement of net income to other income, after eliminating any intra-entity income or expenses. If OCC issues cash dividends, the amount of these dividends are deducted from the carrying amount of the Exchange's investment. The Exchange recorded equity earnings of $40 million for the year ended December 31, 2020. There were no dividends received for the year ended December 31, 2020.

4. Other Intangibles

The following table presents the details of the intangible assets as of December 31, 2020 (in millions):

	Assigned Value	Accumulated Amortization	Useful Life
Exchange registrations and licenses	$ 790	$ –	Indefinite
Customer relationships	185	78	17 years
Trade names	57	–	Indefinite
Developed technology	3	3	3 years
Total	$ 1,035	$ 81	

4. Other Intangibles (continued)

Indefinite useful lives were assigned to exchange registrations and licenses since the registrations and licenses represent rights to operate the Exchange in perpetuity and based on the long history of the Exchange and the expectation that a market participant would continue to operate them indefinitely. An average 17 year and 3 year useful life for customer relationships and developed technology, respectively, is based on the projected economic benefits of the asset, and represents the approximate point in the projection period in which a majority of the asset's cash flows are expected to be realized based on assumed attrition rates. Indefinite useful lives were assigned to trade names based on history in the marketplace, their continued use, and importance to the business and prominence in the industry.

For the year ended December 31, 2020, amortization expense of acquired intangible assets was $11 million and is included in depreciation and amortization expense in the accompanying consolidated statement of net income. The estimated future amortization expense of acquired intangible assets is as follows (in millions):

Year Ending December 31:		
2021	$	11
2022		11
2023		11
2024		11
2025		11
Thereafter		52
Total	$	107

5. Income Taxes

The components of the income tax provision for the year ended December 31, 2020 were as follows (in millions):

Current:		
Federal	$	36
State and local		18
Total current		54
Deferred:		
Federal		5
State and local		(4)
Total deferred		1
Total income tax expense	$	55

5. Income Taxes (continued)

A reconciliation of the U.S. federal statutory rate of 21 percent to the Exchange's actual income tax rate for the year ended December 31, 2020 was as follows:

Federal statutory rate	21%
State and local taxes (net of federal benefit)	7
Uncertain tax positions	1
State apportionment changes	(2)
Effective tax rate	27%

The effective tax rate is greater than the federal statutory rate primarily due to state income taxes and uncertain tax positions, partially offset by the favorable state apportionment changes.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table summarizes the significant components of deferred tax assets and liabilities as of December 31, 2020 (in millions):

Deferred tax assets:		
Liability reserve	$	6
Total before valuation allowance		6
Valuation allowance		0
Total deferred tax assets, net of valuation allowance	$	6
Deferred tax liabilities:		
Acquired intangible assets	$	(261)
Equity investment		(23)
Other		(1)
Total deferred tax liabilities	$	(285)
Net deferred tax liabilities	$	(279)

A valuation allowance is established when management determines that it is more likely than not that all or some portion of the benefit of the deferred tax assets will not be realized. Tax attributes or tax benefits that exist based on the Company's separate return method that can be used by its affiliates in a consolidated filing are treated as intercompany transactions between the Exchange and affiliates. For the year ended December 31, 2020, the valuation allowance on capital loss deferred tax assets of $10 million was released, due to the expiration of the associated capital losses.

5. Income Taxes (continued)

As of December 31, 2020, the Exchange has gross U.S. federal net operating loss carry-forwards of $1 million and gross state and local net operating loss carry-forwards of $3 million. The net operating loss begins to expire in 2021.

For the year ended December 31, 2020, the unrecognized tax benefits increased by $2 million to a total ending balance of $17 million.

The Exchange recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense. For the year ended December 31, 2020, the Exchange recognized $2 million of tax expense for interest and penalties. Accrued interest and penalties were $10 million as of December 31, 2020. Tax years prior to 2010 no longer remain subject to examination by tax authorities.

6. Related Parties

The Exchange has agreements with ICE and other affiliates who are wholly-owned subsidiaries of ICE to support the operations of the Exchange. These subsidiaries of ICE also make payments to vendors on behalf of the Exchange and the Exchange also makes payments to vendors on behalf of these subsidiaries. The Parent also pays or recovers federal and certain state and local unitary income taxes on behalf of the Exchange.

The Exchange has agreements with ICE and New York Stock Exchange LLC for them to provide management and technical support services to the Exchange. The expenses incurred by ICE and New York Stock Exchange LLC primarily relate to salary, wages and benefits of the employees involved in performing or directly supervising services, hosting costs, regulatory service costs, as well as other direct and overhead costs. During the year ended December 31, 2020, expenses of $90 million have been recorded by the Exchange in connection with these agreements and are reflected as affiliate expenses in the accompanying consolidated statement of net income.

The Exchange acts as a routing agent of New York Stock Exchange LLC and NYSE American LLC by routing orders to other execution venues that contain the best bid or offer in the market. The Exchange earns routing fees from its affiliates representing a markup of actual routing costs charged by other execution venues. During the year ended December 31, 2020, revenues of $16 million have been recorded by the Exchange in connection with these agreements and are reflected as affiliate revenues in the accompanying consolidated statement of net income.

At December 31, 2020, the Exchange had a $327 million receivable and a $841 million payable related to these agreements.

6. Related Parties (continued)

As of December 31, 2020, the Exchange had a loan receivable from the Parent of $1,502 million. Amounts were borrowed by Parent to fund its operations under a revolving line of credit that bears interest equal to the three month LIBOR rate applied to the principal amount outstanding. During the year ended December 31, 2020, interest income of $12 million has been recorded and is reflected as interest and other income, net in the accompanying consolidated statement of net income.

7. Notes Receivable

In 2016, the SEC approved a plan to establish a market-wide consolidated audit trail, or CAT, to improve regulators' ability to monitor trading activity. In 2018, the first phase of implementation went live and required SRO participants to begin reporting to the CAT. Funding of the implementation and operation of the CAT is ultimately expected to be provided by both the SROs and broker-dealers. To date, however, funding has been provided solely by the SROs, partly in exchange for promissory notes. Due to delays and failures in implementation and functionality by the original plan processor, as well as proposals published in 2019 by the SEC for an amended timeline and implementation structure, we believe the risk that execution venues are not reimbursed is probable. The Exchange therefore recorded impairment during 2019 and 2020 as deemed appropriate. As of December 31, 2020, the Exchange has a remaining accrual of approximately $7 million in other non-current assets in the consolidated balance sheet as a receivable in connection with our portion of expenses related to the CAT implementation.

8. Regulatory Requirements

The Exchange has two indirect subsidiaries that are registered broker-dealers under the Securities Act of 1934; Archipelago Securities LLC ("AS") and Archipelago Trading Services, Inc. ("ATS"). AS acts as a routing agent for various entities of the Parent. ATS operates an Alternative Trading System designed particularly to facilitate trading of small-cap securities typically traded on the Over-the-Counter Bulletin Board market. As of December 31, 2020 AS and ATS had net capital of $19 million and $3 million, respectively, which was $19 million and $3 million in excess of the net capital requirement, respectively.

9. Property & Equipment

The property and equipment balance as of December 31, 2020 includes the purchase price accounting adjustments made in connection with the ICE acquisition on November 13, 2013 (Note 2). Components of property and equipment as of December 31, 2020 were as follows (in millions):

9. Property & Equipment (continued)

Computers and equipment	$	59
Software, including software development costs		26
Leasehold improvements		9
Furniture and fixtures		1
Right-of-use lease assets		7
		102
Less: accumulated depreciation and amortization		(80)
Total property, plant and equipment at December 31, 2020	$	22

For the year ended December 31, 2020, depreciation expense was $9 million.

10. Benefits

ICE assumed the Parent's defined contribution plans for which most employees of the Exchange contribute a portion of their salary within legal limits. The Exchange matches an amount equal to 100% of the first 6% of eligible contributions. Total contributions and expense made for the year ended December 31, 2020 were $52 million related to the Parent's defined contribution plans.

11. Leases

The Exchange recognizes rent expense monthly on a straight-line basis for each respective operating lease, as a reduction to the right-of-use asset. The Exchange recognized $2 million of rent expense for office space as rent and occupancy expense in 2020, within the Exchange's consolidated statement of net income. The Exchange does not have any significant variable lease costs related to building and maintenance costs, real estate taxes, or other charges.

Details of our lease asset and liability balances are as follows (in millions):

	As of December 31, 2020	
Right-of-use lease asset	$	7
Current operating lease liability		1
Non-current operating lease liability		9
Total operating lease liability	$	10

11. Leases (continued)

As of December 31, 2020, we estimate that our operating lease liability will be recognized in the following years (in millions):

2021	$	1
2022		1
2023		1
2024		1
2025		2
Thereafter		5
Lease liability amounts repayable		11
Interest costs		1
Total operating lease liability	$	10

12. Contingencies

The Exchange is from time to time subject to legal and regulatory proceedings that arise in the ordinary course of business. However, the Exchange does not believe that the resolution of these matters will have a material adverse effect on the Exchange's consolidated balance sheet, consolidated statement of net income, or liquidity. It is possible however, that future results of operations could be materially and adversely affected by any new developments relating to the legal proceedings and claims. (Note 2).

13. Subsequent Events

The Exchange has evaluated subsequent events and transactions through June 15, 2021, the date the financial statements were issued, and determined that no events or transactions met the definition of a subsequent event for purpose of recognition or disclosure in these financial statements.

EXHIBIT K

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2021

EXHIBIT K

The ownership structure of NYSE Arca, Inc. is as follows:

1. Full legal name: NYSE Group, Inc.

2. Title or status: Delaware corporation

3. Date title or status was acquired: April 13, 2013, as a result of the merger of NYSE Arca Holdings, Inc. with and into NYSE Group, Inc.

4. Approximate ownership interest: 100%

5. Whether the person has control: Yes, NYSE Group, Inc. has control

EXHIBIT M

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2021

EXHIBIT M

An alphabetical listing of the members and member organizations of NYSE Arca, Inc., containing information including the name, date of election, principal place of business, and information with respect to the activities in which the members and member organizations are primarily engaged, is maintained and kept up to date, and will be made available to the Securities and Exchange Commission upon request.

In addition, a list of member organizations is publicly available on the Exchange's website at www.NYSE.com.

EXHIBIT N

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2021

EXHIBIT N

A schedule of NYSE Arca, Inc.'s securities admitted to trading is publicly available on the Exchange's website at www.NYSE.com.

A list of such securities is also maintained by the Exchange, is kept up to date, and will be made available to the Securities and Exchange Commission and the public on request.